    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 1, 1996


                                                      REGISTRATION NO. 333-10385
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                AMENDMENT NO. 1


                                       TO


                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                               ------------------

                        EDUCATION MANAGEMENT CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

         PENNSYLVANIA                       8200                        25-1119571
(STATE OR OTHER JURISDICTION OF  (PRIMARY STANDARD INDUSTRIAL        (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)   CLASSIFICATION CODE NUMBER)        IDENTIFICATION NO.)

                                300 SIXTH AVENUE
                         PITTSBURGH, PENNSYLVANIA 15222
                                 (412) 562-0900
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                               ------------------

                             FREDERICK W. STEINBERG
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                        EDUCATION MANAGEMENT CORPORATION
                                300 SIXTH AVENUE
                         PITTSBURGH, PENNSYLVANIA 15222
                                 (412) 562-0900
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                               ------------------

                                   Copies to:

             LEONARD S. FERLEGER                             MORTON A. PIERCE
          KIRKPATRICK & LOCKHART LLP                         DEWEY BALLANTINE
             1500 OLIVER BUILDING                      1301 AVENUE OF THE AMERICAS
        PITTSBURGH, PENNSYLVANIA 15222                   NEW YORK, NY 10019-6092
                (412) 355-6500                                (212) 259-8000

                               ------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective.

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / __________

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / __________

    If delivery of the prospectus is expected to be made pursuant to Rule 434,
please check the following box.   / /

                               ------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             CROSS-REFERENCE TABLE

                             LOCATION IN PROSPECTUS
                       OF INFORMATION REQUIRED BY PART I
                                  OF FORM S-1


  ITEM NO.                   CAPTION                            LOCATION IN PROSPECTUS
  --------    -------------------------------------      -------------------------------------
    1.        Forepart of the Registration
              Statement and Outside Front Cover
              Page of Prospectus...................      Outside Front Cover Page
    2.        Inside Front and Outside Back Cover        Inside Front and Outside Back Cover
              Pages of Prospectus..................      Pages
    3.        Summary Information, Risk Factors and
              Ratio of Earnings to Fixed Charges...      Prospectus Summary; Risk Factors
    4.        Use of Proceeds......................      Prospectus Summary; Use of Proceeds
    5.        Determination of Offering Price......      Underwriting
    6.        Dilution.............................      Dilution
    7.        Selling Security Holders.............      Principal and Selling Shareholders
    8.        Plan of Distribution.................      Outside Front Cover Page;
                                                         Underwriting
    9.        Description of Securities to be            Dividend Policy; The Transactions;
              Registered...........................      Description of Capital Stock; Shares
                                                         Eligible for Future Sale
   10.        Interests of Named Experts and
              Counsel..............................      Not applicable
   11.        Information with Respect to the            Prospectus Summary; Summary
              Registrant...........................      Consolidated Financial and Other
                                                         Data; Risk Factors; The Transactions;
                                                         Dividend Policy; Capitalization; Pro
                                                         Forma Consolidated Financial Data;
                                                         Selected Consolidated Financial and
                                                         Other Data; Management's Discussion
                                                         and Analysis of Financial Condition
                                                         and Results of Operations; Business;
                                                         Management and Directors; Certain
                                                         Transactions; Principal and Selling
                                                         Shareholders; Description of Capital
                                                         Stock; Shares Eligible for Future
                                                         Sale; Index to Consolidated Financial
                                                         Statements
   12.        Disclosure of Commission Position on
              Indemnification for Securities Act
              Liabilities..........................      Not applicable

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                  SUBJECT TO COMPLETION, DATED OCTOBER 1, 1996



                                4,530,000 Shares


                        Education Management Corporation
                                  Common Stock
                                ($.01 par value)

                               ------------------


    Of the 4,530,000 shares of the Common Stock, $.01 par value (the "Common Stock"), of Education Management Corporation ("EMC" or the "Company") offered hereby (the "Offering"), 3,230,000 shares are being offered by the
         Company and 1,300,000 shares are being offered by the Selling
             Shareholders named herein under "Principal and Selling
         Shareholders." Prior to the Offering, there has been no public market for the Common Stock. It is anticipated that the
            initial public offering price will be between $14.00 and
               $17.00 per share. For information relating to the
                 factors considered in determining the initial
               offering price to the public, see "Underwriting."

           Application has been made to list the Common Stock on the Nasdaq National Market under the symbol "EDMC."


                               ------------------

FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH
  AN INVESTMENT IN THE COMMON STOCK, SEE "RISK FACTORS" BEGINNING ON PAGE 7.

                               ------------------


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
           EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
            HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
             SECURITIES COMMISSION PASSED UPON THE ACCURACY OR AD-
                 EQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                           Underwriting
                                                            Discounts                Proceeds to
                                               Price to        and      Proceeds to    Selling
                                                Public     Commissions  Company (1)  Shareholders
                                              -----------  -----------  -----------  -----------
Per Share...................................       $            $            $            $
Total (2)...................................       $            $            $            $



(1) Before deduction of expenses payable by the Company estimated at $1,550,000.


(2) The Company and the Selling Shareholders have granted the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 142,209 additional shares from the Company and an aggregate of 401,391 additional shares from the Selling Shareholders to cover over-allotments of shares. If the option is exercised in full, the total
    Price to Public will be $          , Underwriting Discounts and Commissions
    will be $          , Proceeds to Company will be $          , and Proceeds
    to Selling Shareholders will be $          .


                               ------------------


     The shares of Common Stock are offered by the several Underwriters when, as and if delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that the shares of Common
Stock will be ready for delivery on or about           , 1996, against payment
in immediately available funds.

CS First Boston
                        Smith Barney Inc.
                                              The Chicago Corporation
               The date of this Prospectus is             , 1996.

      [GRAPHICS DEPICTING THE COMPANY'S SCHOOLS, STUDENTS AND CLASSROOMS.]


     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ STOCK MARKET NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.


     DURING THIS OFFERING, CERTAIN PERSONS AFFILIATED WITH PERSONS PARTICIPATING IN THE DISTRIBUTION MAY ENGAGE IN TRANSACTIONS FOR THEIR OWN ACCOUNTS OR FOR THE ACCOUNTS OF OTHERS IN THE COMMON STOCK PURSUANT TO EXEMPTIONS FROM RULES 10B-6, 10B-7 AND 10B-8 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by the more detailed information and the Company's Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus. Prospective investors should consider carefully, among other things, the information set forth under "Risk Factors" below. Unless otherwise indicated, all information in this Prospectus assumes no exercise of the over-allotment option and gives effect to the Transactions and the NYRS Acquisition (both as defined below). See "The Transactions" and "Description of Capital Stock." As used in this Prospectus, unless the context indicates otherwise, the terms the "Company" and "EMC" refer to Education Management Corporation and its subsidiaries, including all of its schools, and the term "pro forma" includes the pro forma effect of the NYRS Acquisition.


                                  THE COMPANY


     Education Management Corporation is among the largest providers of proprietary postsecondary education in the United States based on student enrollments and revenues. Through its operating units, the Art Institutes ("The Art Institutes"), the New York Restaurant School ("NYRS"), the National Center for Paralegal Training ("NCPT") and the National Center for Professional Development ("NCPD"), the Company offers associate's and bachelor's degree programs and non-degree programs in the areas of design, media arts, culinary arts, fashion and paralegal studies. The Company has provided career-oriented education programs for nearly 35 years, and its schools have graduated over 100,000 students. In the fall quarter beginning October 1, 1995, EMC's schools had approximately 14,000 students enrolled, representing all 50 states and 65 countries worldwide.



     The Company's main operating unit, The Art Institutes, consists of 11 schools in ten cities throughout the United States and accounted for approximately 92% of the Company's pro forma net revenues in the fiscal year ended June 30, 1996. Art Institute programs are designed to provide the knowledge and skills necessary for entry-level employment in various fields, including computer animation, multimedia, advertising design, culinary arts, graphic, interior and industrial design, video production and commercial photography. Those programs typically are completed in 18 to 27 months and culminate in an associate's degree. Four Art Institutes currently offer bachelor's degree programs, and EMC expects to continue to introduce bachelor's degree programs at schools in states in which applicable regulations permit proprietary postsecondary institutions, such as The Art Institutes, to offer such programs.



     The Company offers a culinary arts curriculum at six Art Institutes. In August 1996, the Company acquired (subject to obtaining certain regulatory approvals) NYRS, a well-known culinary arts and restaurant management school located in New York City (the "NYRS Acquisition"), for $9.5 million in cash. NYRS offers an associate's degree program and certificate programs. On a pro forma basis, NYRS accounted for approximately 6% of the Company's net revenues in fiscal 1996.



     The Company offers paralegal training at NCPT in Atlanta, a leading source of paralegals in the southeastern United States. NCPT offers certificate programs that generally are completed in four to nine months. NCPD maintains consulting agreements with seven colleges and universities to assist in the development, marketing and delivery of paralegal, nurse legal consultant and financial planner test preparation programs for recent college graduates and working adults. In fiscal 1996, the Company derived approximately 2% of its pro forma net revenues from NCPT and NCPD combined.



     EMC's primary objective is to provide career-focused education that maximizes employment opportunities for its students after graduation. EMC's graduates are employed by a broad range of employers nationwide. In calendar year 1995, approximately 87% of the graduates with Art Institute associate's degrees who were available for employment obtained positions in fields related to their programs of study within six months of graduation.



     The Company believes that demand for postsecondary education will generally increase due to (i) an increase of 20% in the number of new high school graduates from approximately 2.5 million in 1994 to 3.0 million in 2004 (as projected by the National Center for Education Statistics), (ii) the growing interest of working adults in enhancing the marketability of their skills, (iii) the income premium attributable to higher education degrees, and (iv) employers' continuing demand for entry-level workers with appropriate technical skills.

     EMC intends to capitalize on these favorable trends through continued implementation of broad strategic initiatives undertaken in 1994. Key elements of those initiatives and the results to date include:



     - Enhancing Growth at the Company's Schools: The total number of students attending The Art Institutes rose approximately 8% from the fall quarter of fiscal 1993 to the fall quarter of fiscal 1995, despite little change in the number of new high school graduates nationwide. In fiscal 1996, The Art Institutes experienced a 23% increase over the prior year in the number of applications from high school seniors for education programs starting in fiscal 1996 and fiscal 1997.



     - Improving Student Outcomes: At The Art Institutes, the average quarterly net persistence rate, a measure of the number of students that are enrolled during an academic quarter and advance to the next academic quarter, has improved from 88.4% in fiscal 1994 to 90.1% for the first three quarters of fiscal 1996. From calendar year 1993 to calendar year 1995, the placement rate for new graduates available for employment improved from 82.3% to 87.4% and average starting salaries rose 21% from approximately $15,700 to $19,000.



     - Opening or Acquiring Schools: Since the beginning of fiscal 1996, the Company has opened or acquired four schools: The Illinois Institute of Art at Chicago, The Illinois Institute of Art at Schaumburg, The Art Institute of Phoenix and NYRS.



     - Expanding Education Programs: Since the beginning of fiscal 1994, the Company has introduced culinary arts programs at three schools (in addition to acquiring NYRS), bringing the total number of such programs to six, and has added education program offerings in high growth fields such as computer animation, multimedia and video production. The Company also intends to begin offering degree programs in interactive multimedia programming and web site development in fiscal 1997.



     - Improving Operating Efficiencies: The Company has invested approximately $9.1 million in an integrated, customized information network that assists its managers and employees in maximizing internal efficiency. The Company believes that this investment in information systems technology significantly enhances its ability to integrate newly established or acquired schools into the Company's operations.



     The Company believes the experience of its management team and the substantial equity ownership of its employees are significant factors contributing to its success. EMC's senior management has an average of nine years with EMC and 18 years of experience in the education industry. Upon completion of the Offering, approximately 49% of the Common Stock (on a fully diluted basis, but excluding any additional shares purchased in the Offering) will be held by management and the Education Management Corporation Employee Stock Ownership Plan and Trust (the "ESOP").



     EMC's principal executive offices are located at 300 Sixth Avenue, Pittsburgh, Pennsylvania 15222, and its telephone number is (412) 562-0900. The Art Institutes' Internet web site address is "http://www.aii.edu". See "Business."


                                  THE OFFERING


Common Stock offered by:
  The Company.......................................    3,230,000 shares
  Selling Shareholders..............................    1,300,000 shares
     Total..........................................    4,530,000 shares
Common Stock to be outstanding after the Offering...    14,241,134 shares(1)
Use of proceeds.....................................    Repayment of certain indebtedness and
                                                        for general corporate purposes. See
                                                        "Use of Proceeds." The Company will
                                                        not receive any proceeds from the
                                                        sale of shares by the Selling
                                                        Shareholders.
Proposed Nasdaq National Market symbol..............    EDMC


---------------


(1) Excludes shares reserved for issuance under the Company's stock-based compensation plans. See "Management and Directors -- Compensation of Executive Officers" and "-- Benefit Plans."

                 SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA


     The following summary consolidated financial data should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto, "Selected Consolidated Financial and Other Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. Certain of the summary consolidated financial data presented below is derived from the Company's Consolidated Financial Statements audited by Arthur Andersen LLP, independent public accountants, whose report covering the financial statements as of June 30, 1995 and 1996 and for each of the three years in the period ended June 30, 1996 also is included elsewhere in this Prospectus. The summary consolidated income statement data for the years ended June 30, 1992 and 1993 and the summary consolidated balance sheet data as of June 30, 1992, 1993 and 1994 are derived from audited financial statements not included in this Prospectus. The summary consolidated pro forma financial data set forth below is derived from the pro forma consolidated financial data included elsewhere in this Prospectus. The summary pro forma financial data is not necessarily indicative of the results of operations or the financial position of the Company that actually would have occurred had the NYRS Acquisition, the Transactions and the Offering been consummated as of the dates indicated.



                                                           YEAR ENDED JUNE 30,
                                   -------------------------------------------------------------------
                                                                                           PRO FORMA
                                                                                          AS ADJUSTED
                                   1992(8)      1993     1994(9)    1995(10)(11) 1996(11) 1996(11)(12)
                                   --------   --------   --------   --------   --------   ------------
                                            (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Net revenues...................... $112,533   $117,234   $122,549   $131,227   $147,863     $157,504
Amortization of intangibles(1)....   21,499     10,025      6,599      1,937      1,060        2,128
ESOP expense(2)...................    2,653      4,791      4,759      7,086      1,366            -
Income (loss) before extraordinary
  item(3).........................   (7,073)    (1,174)    (1,702)     1,513      6,846        8,752
Net income (loss).................  (11,070)    (1,174)    (1,702)     1,513      5,920        7,826
Dividends on Series A
  Preferred Stock.................    2,249      2,249      2,249      2,249      2,249            -
PER SHARE DATA, FULLY DILUTED(4):
  Income (loss) from continuing
     operations before
     extraordinary item...........    (1.35)      (.49)      (.57)      (.11)       .39          .60
  Net income (loss)...............    (1.93)      (.49)      (.57)      (.11)       .31          .53
  Weighted average number of
     shares of Common Stock
     outstanding, in
     thousands(5).................    6,930      6,960      6,927      6,891     11,875       14,526
OTHER DATA:
EBITDA(6)......................... $ 22,922   $ 23,340   $ 18,629   $ 21,089   $ 24,148     $ 26,389
Cash flow from:
  Operating activities............   13,048     12,742      4,073     22,221     16,314       18,202
  Investing activities............   (7,189)    (8,993)    (6,798)   (11,973)   (18,431)     (27,931)
  Financing activities............   (4,092)    (1,280)    (6,049)     6,482     (3,841)       5,659
Capital expenditures..............    6,466      8,448      6,289     11,640     14,981       15,052
Enrollments at beginning of fall
  quarter during period(7)........   12,548     12,708     12,592     12,749     13,407       13,922

                                                                         AS OF JUNE 30, 1996
                                                                    ------------------------------
                                                                                      PRO FORMA
                                                                    HISTORICAL     AS ADJUSTED(12)
                                                                    ----------     ---------------
                                                                        (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Total cash and cash equivalents.................................     $  27,399        $  27,399
Working capital.................................................        12,594           12,822
Total assets....................................................       101,412          113,068
Long-term debt (including the current portions of capitalized
  lease obligations)............................................        65,919           38,026
Redeemable shareholders' investment(13).........................         9,656                -
Shareholders' investment........................................             -           47,049


---------------


(1) Includes the amortization of goodwill and intangibles resulting from the application of purchase accounting to the establishment and financing of the ESOP and the related leveraged transaction in 1989. See
     "Business -- Company History" and Note 2 of Notes to Consolidated Financial Statements. The majority of the intangible assets related to student enrollments and applications, accreditation and contracts with colleges and universities and were written off over two-to-five year periods. The excess of the investment in EMC and other acquisitions over the fair market value of the net assets acquired has been assigned to goodwill and is being amortized over 40 years.



(2) ESOP expense equals the sum of the payments on the senior term loan obtained for the ESOP's acquisition of securities from EMC (the "ESOP Term Loan"), plus repurchases of shares from participants in the ESOP, less the dividends paid on the Series A 10.19% Convertible Preferred Stock, $.0001 par value (the "Series A Preferred Stock"), of EMC held by the ESOP. In fiscal 1995, the Company made a voluntary prepayment of $2.1 million on the ESOP Term Loan. In fiscal 1996, the ESOP Term Loan was repaid in full, including a voluntary prepayment of $0.4 million that would have been due on September 30, 1996. Therefore, there will be no future ESOP expense resulting from the repayment of such loan, or, after the Offering is consummated, from repurchases of shares.



(3) In fiscal 1996, the $25.0 million aggregate principal amount of the Company's 13.25% Senior Subordinated Notes due 1999 (the "Subordinated Notes") was prepaid in full. The resulting $1.5 million prepayment penalty is classified as an extraordinary item net of the related tax benefit.



(4) Dividends on the Series A Preferred Stock have been deducted from net income (loss) in calculating net income (loss) per share of Common Stock. With respect to the pro forma net income per share, a reduction of approximately $107,000 is required in connection with the excess consideration paid to holders of Series A Preferred Stock in the Redemption (as defined below).



(5) The weighted average number of shares of Common Stock used to calculate income (loss) per share includes, where dilutive, equivalent shares of Common Stock calculated under the treasury stock method and the conversion of Series A Preferred Stock.



(6) EBITDA equals, for any period, earnings before ESOP expense, interest expense, taxes, depreciation and amortization. EBITDA is presented because it is an accepted and useful financial indicator of a company's ability to incur and service debt. EBITDA should not be considered (i) as an alternative to net income or any other accounting measure of performance,
     (ii) as an indicator of operating performance or cash flows generated by operating, investing or financing activities, or (iii) as a measure of liquidity.



(7) Excludes students enrolled at colleges and universities having consulting agreements with NCPD.



(8) In May 1992, the Company determined to discontinue its Ocean World theme park operations. The loss of approximately $4.0 million on such discontinuation includes the effect of the write-down of assets to estimated net realizable values and the estimated losses of the operation through the expiration of its lease. The loss was recorded net of the related income tax benefits.



(9) A special charge of $3.0 million was recorded in fiscal 1994 for unusual items, including the early write-off of equipment, program termination expenses, severance compensation, expenses related to the settlement of a lease and various legal expenses. Such special charge was included in educational services and general and administrative expenses.



(10) Results for fiscal 1995 include a $1.1 million nonrecurring credit for the refund of state and local business and occupation taxes.



(11) Charges of $1.1 million and $0.5 million are reflected in 1995 and 1996, respectively, to account for non-cash compensation expense related to the performance-based vesting of nonstatutory stock options.



(12) Adjusted, pro forma, as if the NYRS Acquisition, the Transactions, the termination of ESOP expense and the consummation of the Offering had occurred as of July 1, 1995 for income statement and other data and as of June 30, 1996 for balance sheet data. Such adjustments assume that no borrowing will be made in connection with the ESOP Conversion (as defined below). See "The Transactions" and "Pro Forma Consolidated Financial Data."



(13) Prior to the closing date of an initial public offering, holders of the Company's equity securities may, under certain circumstances, require the Company to repurchase such securities. In addition, the Company has the right to redeem shares of Series A Preferred Stock and its Class B Common Stock, $.0001 par value, under certain circumstances. These rights will expire upon consummation of the Offering. See "The Transactions."

                                  RISK FACTORS


     In addition to the other information contained in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing any shares of Common Stock offered hereby.



POTENTIAL ADVERSE EFFECTS OF REGULATION; IMPAIRMENT OF FEDERAL FUNDING



     GENERAL



     The Company and its schools are subject to extensive regulation by federal and state governmental agencies and accrediting agencies. In particular, the Higher Education Act of 1965, as amended (the "HEA"), and the regulations promulgated thereunder by the United States Department of Education (the "U.S. Department of Education") set forth numerous standards that schools must satisfy in order to participate in the various federal student financial assistance programs under Title IV of the HEA ("Title IV Programs"). For example, the HEA and the regulations issued thereunder (i) establish maximum acceptable rates of default by students on federally guaranteed or funded student loans, (ii) limit the proportion of school revenues that may be derived from Title IV Programs,
(iii) establish certain financial responsibility and administrative capability standards, (iv) restrict the ability of a school or its parent corporation to engage in certain types of transactions that would result in a change in ownership and control of that school or corporation, and (v) prohibit the payment of certain types of incentives to personnel engaged in student recruiting and admissions activities. See "Business -- Student Financial Assistance -- Federal Oversight of Title IV Programs." Under the rule concerning the limitation on the amount of school revenues that may be derived from Title IV sources, commonly referred to as the "85/15 Rule," a school would be disqualified from participation in Title IV Programs if more than 85% of its revenues in any year was derived from Title IV Programs. For the year ended June 30, 1996, approximately 66% of the Company's net revenues was indirectly derived from Title IV Programs. See "Business -- Student Financial Assistance -- Federal Oversight of Title IV Programs -- The '85/15 Rule'."



     Based upon independent, governmental, and other outside agencies' reviews and audits, the Company's schools have been found to be in substantial compliance with the requirements for participating in Title IV Programs, and the Company believes that its schools continue to be in substantial compliance with those requirements. However, because the U.S. Department of Education periodically revises its regulations (e.g., the U.S. Department of Education has recently proposed new regulations with respect to financial responsibility standards) and changes its interpretation of existing laws and regulations, there can be no assurance that the U.S. Department of Education will agree with the Company's understanding of each such requirement.



     In the event of a determination by the U.S. Department of Education that one of the Company's schools had improperly disbursed Title IV Program funds, the affected school could be required to repay those funds and could be assessed an administrative fine. Alternatively, the U.S. Department of Education could transfer that school from the "advance" system of payment of Title IV Program funds, under which a school requests and receives funding from the U.S. Department of Education in advance based on anticipated needs, to the "reimbursement" system of payment, under which a school must disburse funds to students and document their eligibility for Title IV Programs funds before receiving funds from the U.S. Department of Education. Violations of Title IV Program requirements could also subject a school or the Company to sanctions under the False Claims Act as well as other civil and criminal penalties. The failure by any of the Company's schools to comply with applicable federal, state or accrediting agency requirements could result in the limitation, suspension or termination of that school's ability to participate in Title IV Programs or the loss of state licensure or accreditation. Any such event could have a material adverse effect on the Company. There are no proceedings for any such purposes pending and the Company has no reason to believe that any such proceeding is contemplated. See "Business -- Student Financial Assistance -- Federal Oversight of Title IV Programs."



     Significant factors related to the HEA and its implementing regulations that could adversely affect the Company include the following:

     RISK OF LEGISLATIVE ACTION



     Title IV Programs are subject to significant political and budgetary pressures. The next reauthorization of the HEA by the U.S. Congress will begin in 1997, and it is not possible to predict the outcome of that process. There can be no assurance that government funding for Title IV Programs will continue to be available or maintained at current levels. A reduction in government funding levels could lead to lower enrollments at the Company's schools and require the Company to arrange for alternative sources of financial aid for students enrolled in its schools. Given the significant percentage of the Company's revenues that are indirectly derived from Title IV Programs, the loss thereof or a significant reduction in Title IV Program funds could have a material adverse effect on the Company.



     STUDENT LOAN DEFAULTS



     Under the HEA, an institution could lose its eligibility to participate in some or all Title IV Programs if the defaults of its students on their federal student loans exceed specified rates for specified periods of time. A school's annual cohort default rate is calculated as the rate at which borrowers scheduled to begin repayment on their loans in one year default on those loans by the end of the following year. Under the Federal Family Education Loan (the "FFEL") program, any institution that has FFEL cohort default rates of 25% or greater for three consecutive federal fiscal years will no longer be eligible to participate in the FFEL program or the Federal Direct Student Loan (the "FDSL") program for the remainder of the federal fiscal year in which the determination of ineligibility is made and for the two subsequent federal fiscal years. An institution whose FFEL cohort default rate for any federal fiscal year exceeds 40% may have its eligibility to participate in all Title IV Programs limited, suspended or terminated. If an institution's FFEL cohort default rate is 25% or greater in any of the three most recent federal fiscal years, or if an institution's cohort default rate for loans under the Federal Perkins Loan ("Perkins") program exceeds 15% for the most recent federal award year, that institution may be placed on "provisional certification" status for up to four years. Provisional certification does not limit an institution's access to Title IV Program funds, but does subject that institution to closer review by the U.S. Department of Education and possible summary adverse action if that institution commits significant violations of Title IV Program requirements.



     None of the Company's schools has published FFEL cohort default rates of 25% or greater for three consecutive federal fiscal years. One of The Art Institutes, which accounted for approximately 8.0% of the Company's net revenues in fiscal 1996, had a published FFEL cohort default rate of 25.8% for federal fiscal year 1993 (the latest year for which rates have been published) and has received a preliminary FFEL cohort default rate of 28.6% for federal fiscal year 1994. That school's published FFEL cohort default rate for federal fiscal year 1992 was less than 25%. The remainder of the Company's schools had published 1993 and preliminary 1994 FFEL cohort default rates below 25%. (Preliminary cohort default rates are subject to revision by the U.S. Department of Education based on information that schools and guaranty agencies identify and submit to the U.S. Department of Education for review, which is intended to correct data previously provided to the U.S. Department of Education. Any such adjustment will be made by the U.S. Department of Education prior to the time that final rates are officially published. The previously referred to Art Institute has submitted such corrections for its preliminary 1994 cohort default rate.) Five of the Company's schools (including the school discussed above), which accounted for approximately 55.1% in the aggregate, or between approximately 8.0% and 14.4% individually, of the Company's net revenues in fiscal 1996, have Perkins cohort default rates in excess of 15% for students who were scheduled to begin repayment in the 1994/1995 federal award year, the most recent year for which such rates have been calculated. Thus, those schools could be placed on provisional certification status, which would subject them to closer review by the U.S. Department of Education. To date, none of those schools has been placed on such status. If one of those schools were placed on provisional certification status for this reason and that school reduced its Perkins cohort default rate below 15% in a subsequent year, that school could ask the U.S. Department of Education to remove the provisional status. The loss of eligibility to participate in Title IV Programs by any of the Company's schools due to high FFEL cohort default rates could have a material adverse effect on the Company. See "Business -- Student Financial Assistance -- Federal Oversight of Title IV Programs -- Cohort Default Rates."

     FINANCIAL RESPONSIBILITY STANDARDS


     The HEA and its implementing regulations establish specific standards of financial responsibility that must be satisfied in order to qualify for participation in Title IV Programs. Under such standards, an institution must:
(i) have an acid test ratio (defined as the ratio of cash, cash equivalents and current accounts receivable to current liabilities) of at least 1:1 at the end of each fiscal year, (ii) have a positive tangible net worth at the end of each fiscal year, and (iii) not have a cumulative net operating loss during its two most recent fiscal years that results in a decline of more than 10% of the institution's tangible net worth at the beginning of that two-year period. While those standards generally are applied on an individual school basis, the Ray College of Design (renamed The Illinois Institute of Art at Chicago and The Illinois Institute of Art at Schaumburg) under prior ownership did not satisfy the acid test ratio as of August 31, 1994. Therefore, in fiscal 1996, those schools satisfied the standards of financial responsibility by relying on the consolidated financial statements of their new parent corporation, The Art Institutes International, Inc. ("AII"). Those schools will submit consolidated financial statements independent of AII for fiscal 1996, and the Company believes those financial statements will satisfy the requisite standards. If the U.S. Department of Education determines that those schools do not satisfy those standards, the schools will have an opportunity again to demonstrate financial responsibility based on the consolidated financial statements of AII. Each of the other Art Institutes individually, as well as on a consolidated basis at the level of AII (which is the parent of all The Art Institutes other than The Art Institute of Pittsburgh, which is a division of AII), has met the standards described above for the relevant periods.



     An institution that is determined by the U.S. Department of Education not to meet the standards of financial responsibility on the basis of failing to meet one or more of the specified numeric indicators is nonetheless entitled to participate in Title IV Programs if it can demonstrate to the U.S. Department of Education that it is financially responsible on an alternative basis. An institution may do so by demonstrating, with the support of a statement from a certified public accountant, proof of prior compliance with the numeric standards and other information specified in the regulations, that its continued operation is not jeopardized by its financial condition. Alternatively, an institution may post surety either in an amount equal to one-half of the total Title IV Program funds received by students enrolled at such institution during the prior year, or in an amount equal to 10% of such prior year's funds and agreeing to disburse those funds only on an "as-earned" basis. The U.S. Department of Education has interpreted the surety provision to require the posting of an irrevocable letter of credit in favor of the U.S. Department of Education.



     In the past, the U.S. Department of Education has not applied the financial responsibility standards on a consolidated basis at the level of the Company in evaluating the financial condition of any of the Company's schools. If the U.S. Department of Education were to apply such financial responsibility standards to the Company on the basis of consolidated financial statements adjusted for the consummation of the Offering, the Company believes that it would be found to be in compliance with those financial responsibility standards. However, if the U.S. Department of Education were to apply the financial responsibility standards to the Company on a consolidated basis prior to consummation of the Offering, the Company believes that it would not satisfy the tangible net worth standard due to the exclusion by the U.S. Department of Education of goodwill in calculating tangible net worth. (The consolidated tangible net worth of the Company as of June 30, 1996 on a pro forma basis and as adjusted for the Transactions and the Offering would be approximately $26.8 million.) To the knowledge of the Company, the U.S. Department of Education does not consider the financial position of an entity such as the Company when evaluating a school unless the indebtedness of that entity is guaranteed by, or secured by a pledge of the revenues of, an operating unit such as one of the Company's schools. Neither AII nor any Art Institute is a guarantor of the Company's indebtedness and none of the revenues of AII or any Art Institute are pledged as security for such indebtedness. If the U.S. Department of Education were to determine that on a consolidated basis the Company fails to meet the numeric indicators of financial responsibility, the required surety, as described in the preceding paragraph, would be based on the aggregate Title IV Program funds received by students enrolled at all of the Company's schools during the prior year. Presently, such surety, if calculated on the basis of 10% of the prior year's Title IV Program Funds, would be approximately $10.0 million. The application of the financial responsibility standards on a consolidated basis at the Company level prior to consummation of the Offering could have a material adverse effect on the Company. See "Business -- Student Financial Assistance -- Federal Oversight of Title IV Programs -- Financial Responsibility Standards."


     STATE AUTHORIZATION



     In order to award degrees and certificates and to participate in Title IV Programs, an institution must be authorized to offer its programs of instruction by the relevant agency of the state in which such school is located. Each state has its own standards and requirements for authorization, which vary substantially among the states. Typically, state laws require that an institution demonstrate that it has the personnel, resources and facilities appropriate to its instructional programs. Each of the Company's schools is licensed and approved by the relevant agency of the state in which such school is located. If one of the Company's schools were to lose its state license or authorization, such school would lose its eligibility to participate in Title IV Programs, which could have a material adverse effect on the Company. See "Business -- State Authorization."



     ACCREDITATION



     In order to participate in Title IV Programs, an institution must be accredited by an accrediting agency recognized by the U.S. Department of Education. Accreditation is a non-governmental process through which an institution submits to qualitative review by an organization of peer institutions, based on the standards of the accrediting agency and the stated aims and purposes of the institution. The three types of accrediting agencies are: (i) regional accrediting associations, of which there are six, which accredit degree-granting institutions located within their geographic areas,
(ii) national accrediting agencies, which accredit institutions on the basis of the overall nature of the institution without regard to the location of the institution, and (iii) specialized accrediting agencies, which accredit specific programs within an institution. An accrediting agency primarily examines the academic quality of an institution's programs, as well as the institution's administrative and financial operations. Certain states require institutions to maintain accreditation as a condition of continued authorization to grant degrees. The HEA specifies certain standards that each accrediting agency must utilize in reviewing institutions in order for such accrediting agency to be recognized by the U.S. Department of Education. Each of the Company's schools is accredited by at least one accrediting agency recognized by the U.S. Department of Education. If one of the Company's schools were to lose its accreditation, such school would lose its eligibility to participate in Title IV Programs, which could have a material adverse effect on the Company. See
"Business -- Accreditation."


     REGULATORY CONSEQUENCES OF A CHANGE OF OWNERSHIP OR CONTROL


     Upon a "change of ownership" of an institution resulting in a "change in control," as defined in the HEA and applicable regulations, that institution becomes ineligible to participate in Title IV Programs. In such event, an institution may receive and disburse only previously committed Title IV Program funds to its students until it has applied for and received from the U.S. Department of Education recertification under such institution's new ownership. Approval of an application for recertification must be based upon a determination by the U.S. Department of Education that the institution under its new ownership is in compliance with the requirements for institutional eligibility. The time required to act on such an application can vary substantially and may take several months. Under the HEA and its implementing regulations, a change of ownership resulting in a change in control would occur upon the transfer of a controlling interest in the voting stock of an institution or such institution's parent corporation. For a corporation determined to be closely held under applicable state law, such as EMC, a change of ownership resulting in a change in control would occur (i) if any person acquires ownership or control of more than 50% of such corporation's total outstanding voting stock, or (ii) if a person having ownership or control of more than 50% of such corporation's total outstanding stock ceases to hold or control more than 50% of such corporation's total outstanding stock. With respect to a publicly traded corporation, which the Company will be following consummation of the Offering, a change of ownership resulting in a change in control occurs when there is an event that would obligate that corporation to file a Current Report on Form 8-K with the Securities and Exchange Commission (the "Commission") disclosing a change of control. A change of ownership and control also could require an institution to reaffirm its state authorization and accreditation. The requirements of state and accrediting agencies with jurisdiction over the Company's schools vary widely in this regard.

     If the Offering were determined to constitute a change of ownership resulting in a change in control, EMC would be required to reestablish the state authorization and accreditation of each of its schools and apply to the U.S. Department of Education to reestablish the certification of each of its schools to participate in Title IV Programs. A significant delay in reobtaining or the failure to reobtain state authorization, accreditation or Title IV Program certification for any or all of the Company's schools could have a material adverse effect on the Company. Based upon its review of the HEA, applicable federal regulations and applicable state and accrediting agency standards and upon the advice of its regulatory legal counsel, Dow, Lohnes & Albertson, PLLC (which advice is based upon such legal counsel's review of applicable laws and regulations and U.S. Department of Education precedent and practice), the Company does not believe that the Offering will constitute a change of ownership resulting in a change in control for purposes of the HEA or a change of ownership and control for state authorization or accreditation purposes, except with respect to the State of Arizona where the sale of more than 20% of the stock of a corporation constitutes a change of ownership. As a result, The Art Institute of Phoenix will be subject to review by the Arizona Board for Private Postsecondary Education to reaffirm its state authorization. As The Art Institute of Phoenix was opened in fiscal 1996, the Company believes that any delay in reestablishing or failure to reestablish state authorization is unlikely to have a material adverse effect on the Company.



     Once the Company is deemed to be publicly traded, the potential adverse implications of a change of ownership resulting in a change in control could influence future decisions by the Company and its shareholders regarding the sale, purchase, transfer, issuance or redemption of the Company's capital stock. However, the Company believes that any such future transaction having an adverse effect on state authorization, accreditation or participation in Title IV Programs of any of the Company's schools is not likely to occur without the consent of the Company's Board of Directors (the "Board of Directors"). See "--Ownership and Significant Influence of Principal Shareholders," "--Certain Anti-Takeover Effects," "Principal and Selling Shareholders" and "Description of Capital Stock."


SEASONALITY IN RESULTS OF OPERATIONS


     EMC has experienced seasonality in its results of operations primarily due to the pattern of student enrollments. Historically, EMC's lowest quarterly revenues and income have been in the first quarter (July to September) of its fiscal year due to fewer students being enrolled during the summer months and the expenses incurred in preparation for the peak in enrollment in the fall quarter (October to December). EMC expects that this seasonal trend will continue. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Seasonality and Other Factors Affecting Quarterly Results."


RISKS ASSOCIATED WITH CHANGES IN MARKET NEEDS AND TECHNOLOGY


     Many prospective employers of Art Institute graduates increasingly demand that their entry-level employees possess appropriate technological skills. Education programs at The Art Institutes, particularly programs for advertising artists, computer animators, graphic designers and multimedia technicians, must keep pace with such shifting requirements. The Company believes its management processes and information systems should permit the Company to make changes in curriculum content and supporting technology in response to market needs. However, the inability of the Company to adequately respond to changes in market requirements due to financial constraints, unusually rapid technological change or other factors could have a material adverse effect on the Company.


RISKS ASSOCIATED WITH EXPANSION AND ACQUISITION PLANS


     Prior to fiscal 1996, EMC had not acquired a school since fiscal 1985 and had not established a new school since the early 1970's. In fiscal 1996, the Company opened The Art Institute of Phoenix and acquired the Ray College of Design (renamed The Illinois Institute of Art at Chicago and The Illinois Institute of Art at Schaumburg). In August 1996 (fiscal 1997) EMC acquired NYRS. As part of its business strategy, EMC intends to continue to expand its operations through the establishment of new schools and the acquisition of existing institutions. When the Company acquires an existing school, a significant portion of the purchase price for such school typically will be allocated to goodwill and intangibles (e.g., student enrollments and curricula), since most of these acquisitions will not involve the purchase of significant amounts of tangible property. The Company amortizes goodwill over a period of 40 years and intangible assets over a period of two to five years. Start-up schools and smaller acquisitions are expected to incur operating losses during the first several quarters following their opening or purchase. There can be no assurance, however, that suitable expansion or acquisition opportunities will be identified or that any new or acquired institutions (including the schools described above) can be operated profitably or successfully integrated into the Company's operations. Growth through expansion or acquisition could involve additional risks, including the diversion of management's attention from normal operating activities, the inability to find appropriate personnel to manage the Company's expanding operations and the possibility that new or acquired schools will be subject to unanticipated business or regulatory uncertainties or liabilities. In addition, the Company's acquisition of a school would constitute a change in ownership resulting in a change of control with respect to such school for purposes of eligibility to participate in Title IV Programs. See "--Potential Adverse Effects of Regulation; Impairment of Federal Funding -- Regulatory Consequences of a Change of Ownership or Control." Generally, the Company intends to acquire schools subject to the condition that they be recertified promptly for such eligibility by the U.S. Department of Education. The failure of the Company to manage its expansion and acquisition program effectively could have a material adverse effect on the Company.


OWNERSHIP AND SIGNIFICANT INFLUENCE OF PRINCIPAL SHAREHOLDERS


     After consummation of the Offering, the current management of the Company, the ESOP and the Selling Shareholders collectively will own approximately 68.2% of the outstanding shares of Common Stock (approximately 64.7% if the over-allotment option is exercised in full). In particular, the five largest shareholders, the ESOP, Mr. Knutson and the Selling Shareholders will own approximately 25.0%, 14.6%, and 23.1%, respectively (approximately 24.8%, 14.5%, and 20.1%, respectively, if the over-allotment option is exercised in full). As a result of such concentration of ownership, if the employees of the Company, through the ESOP, the current management of the Company and the Selling Shareholders or some combination thereof vote together, they will have the ability to exert significant influence on the policies and affairs of the Company and corporate actions requiring shareholder approval, including the election of the members of the Board of Directors. This concentration of ownership could have the effect of delaying, deferring or preventing a change of control of the Company, including any business combination with an unaffiliated party, and could also affect the price that investors might be willing to pay in the future for shares of Common Stock. See "Principal and Selling Shareholders" and "Description of Capital Stock."



CERTAIN ANTI-TAKEOVER EFFECTS



     Certain provisions of EMC's proposed Amended and Restated Articles of Incorporation (the "New Articles") and proposed Restated By-Laws (the "New By-Laws"), together with the terms of the proposed Rights Agreement (as defined below), could have the effect of delaying, deferring or preventing a change of control of the Company not approved by the Board of Directors or could affect the price that investors might be willing to pay in the future for shares of Common Stock. Such provisions include (i) a classified board of directors, (ii) advance notice requirements for shareholder proposals and nominations, (iii) a vote of the holders of two-thirds of the Common Stock for the amendment, alteration or repeal of certain provisions of the New Articles and the New By-Laws, and (iv) the authority of the Board of Directors to fix the rights and preferences of, and issue shares of, the preferred stock, $.01 par value (the "Preferred Stock"), of the Company without further action by its shareholders. See "Description of Capital Stock."


COMPETITION


     The postsecondary education market is highly competitive. The Art Institutes compete with traditional public and private two-year and four-year colleges and universities and other proprietary schools. Certain public and private colleges and universities may offer programs similar to those of The Art Institutes. Public institutions are often able to charge lower tuition than The Art Institutes, due in part to government subsidies, government and foundation grants, tax-deductible contributions and other financial sources not available to proprietary schools. However, tuition at private non-profit institutions is, on average, higher than The Art Institutes' tuition. See
"Business -- Competition."

RELIANCE ON CURRENT MANAGEMENT



     The Company's success to date has been, and its continuing success will be, substantially dependent on the continued services of its executive officers and other key personnel, who, generally, have extensive experience in the industry and have been employed by the Company for substantial periods of time. None of EMC's executive officers or other key employees is subject to an employment or non-competition agreement other than Mr. Knutson. The loss of the services of any one or more of its executive officers and other key personnel or the inability to attract and retain other qualified employees could have a material adverse effect on the Company. There can be no assurance that the Company will continue to be successful in attracting and retaining such personnel. See "Management and Directors."



DIVIDEND POLICY



     The Company currently anticipates that it will retain future earnings, if any, to fund the development and growth of its business and does not anticipate paying any cash dividends in the foreseeable future. See "Dividend Policy."


ABSENCE OF PRIOR PUBLIC MARKET


     Prior to the Offering, there has been no public market for the Common Stock and there can be no assurance that an active trading market for the Common Stock will develop or be sustained after consummation of the Offering. The initial public offering price for the shares of Common Stock offered hereby will be determined by negotiation among the Company, the Selling Shareholders and the Underwriters and may not be indicative of the market price of the Common Stock after the consummation of the Offering. See "Underwriting." There can be no assurance that the market price of the Common Stock will not decline from the initial public offering price. After consummation of the Offering, the market price of the Common Stock will be subject to fluctuations in response to a variety of factors, including variations in the Company's operating results and new regulations or interpretations of regulations applicable to the Company, as well as general political, economic and market conditions.


IMMEDIATE AND SUBSTANTIAL DILUTION


     Purchasers of shares of Common Stock in the Offering will experience immediate and substantial dilution of $13.62 in net tangible book value per share with respect to their shares of Common Stock. In addition, the Company has granted options to certain officers and employees of the Company to purchase up to 600,092 shares of Common Stock at prices ranging from $2.54 to $11.00. See "Dilution," "Management and Directors" and "Principal and Selling Shareholders."


SHARES ELIGIBLE FOR FUTURE SALE


     After consummation of the Offering, approximately 9,456,909 shares of Common Stock (approximately 9,055,518 shares if the over-allotment option is exercised in full) held by the Company's current shareholders will be eligible for sale pursuant to an exemption from registration under the Securities Act of 1933, as amended (the "Securities Act"), including exemptions provided by Rule 144 under the Securities Act. The Company also has granted certain registration rights to certain shareholders (including the Selling Shareholders, the ESOP and Mr. Knutson) who or which will own an aggregate of 9,710,134 shares of Common Stock (9,308,743 shares if the over-allotment option is exercised in full) following consummation of the Offering. In addition, the Company intends to register 2,600,092 shares of Common Stock reserved for issuance pursuant to the Company's stock-based compensation plans, of which 543,842 shares of Common Stock are subject to options that are fully vested. See "Management and Directors -- Compensation of Executive Officers" and "-- Benefit Plans." Certain of the Merrill Lynch Entities (as defined under "Principal and Selling Shareholders") that are limited partnerships will distribute an aggregate of
approximately           shares of Common Stock owned by them to their partners
that elect not to receive their pro rata share of the proceeds of the sale of shares of Common Stock by such limited partnerships (the "Merrill Lynch Distribution"). As a condition to receiving shares of Common Stock in the Merrill Lynch Distribution, such partners have agreed to be bound by the same lock-up provision as the Company, its officers and directors, the Selling Shareholders and certain other shareholders (including the ESOP). The Merrill Lynch Distribution is expected to occur as soon as practicable after 180 days after the date of this Prospectus or on such earlier date consented to by CS First Boston Corporation. The Company, its officers and directors, the Selling Shareholders and certain other shareholders (including the ESOP) who or which, immediately following the consummation of the Offering, will own in the aggregate 9,538,967 shares of Common Stock and vested and exercisable options to purchase an additional 240,062 shares of Common Stock in the aggregate, have agreed not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file or cause to be filed with the Commission a registration statement under the Securities Act relating to, any shares of Common Stock or securities or other rights convertible into or exchangeable or exercisable for any shares of Common Stock, or publicly disclose the intention to make any such offer, sale, pledge, disposal or filing, without the prior written consent of CS First Boston Corporation, for a period of 180 days after the date of this Prospectus. No prediction can be made as to the effect, if any, that future sales of any of these shares of Common Stock, or the availability of these shares for future sale, will have on the market price of the Common Stock prevailing from time to time. Sales of a substantial number of these shares of Common Stock in the public market following the Offering, or the perception that such sales could occur, could adversely affect market prices for the Common Stock and could impair the Company's ability to raise capital through an offering of its equity securities. See "Shares Eligible for Future Sale" and "Underwriting."

                                THE TRANSACTIONS



     As of the date of this Prospectus, the Company's outstanding capital stock consists of (i) two classes of common stock: Class A Common Stock, $.0001 par value (the "Class A Stock"), and Class B Common Stock, $.0001 par value (the "Class B Stock" and, together with the Class A Stock, the "Existing Common Stock"); and (ii) the Series A Preferred Stock, all the outstanding shares of which are held by the ESOP. The Series A Preferred Stock is redeemable at any time at the option of the Company and is convertible at any time at the option of the holder into 15.43708 shares of Class A Stock for each share of Series A Preferred Stock. On August 9, 1996, the Company redeemed 75,000 shares of Series A Preferred Stock at a purchase price of $101.43 per share, plus accrued and unpaid dividends, which redemption was financed by $7.6 million borrowed under the Revolving Credit Agreement (as defined below) (the "Redemption"). See "Certain Transactions."



     Prior to the consummation of the Offering, (i) all outstanding warrants to purchase Class B Stock held by two Selling Shareholders (the "Warrants") will be exercised (the "Warrant Exercise") for an aggregate of 5,956,079 shares of Class B Stock, (which will become 2,978,039 shares of Common Stock after the Articles Amendment, as defined below); (ii) the ESOP will, subject to the satisfaction of certain conditions described below, convert all shares of Series A Preferred Stock into 2,249,954 shares of Class A Stock (which Class A Stock will become 1,124,977 shares of Common Stock after the Articles Amendment) (the "ESOP Conversion"); and (iii) the Company will adopt the New Articles providing for, among other things, only two classes of capital stock consisting of the Common Stock and the Preferred Stock and the conversion of all shares of Existing Common Stock into Common Stock at the rate of one share of Common Stock for every two shares of Existing Common Stock (the "Articles Amendment" and, together with the Warrant Exercise and the ESOP Conversion, the "Concurrent Transactions"). The consummation of the Offering and the Concurrent Transactions are conditioned upon one another. The Concurrent Transactions and the Redemption are sometimes referred to in this Prospectus collectively as the "Transactions."



     The trustee of the ESOP has agreed with the Company that, upon request by the Company and subject to the exercise of the trustee's fiduciary duties, the ESOP will, prior to the consummation of the Offering, convert all shares of Series A Preferred Stock that it owns into shares of Class A Stock, which in turn will be reclassified as shares of Common Stock as a result of the Articles Amendment. The conversion ratio for the Series A Preferred Stock implies a conversion price of $6.48 for each share of Class A Stock (or $12.96 for each share of Common Stock, after giving effect to the Articles Amendment) at the stated value of $100.00 per share for the Series A Preferred Stock (assuming the Offering is consummated on or after October 26, 1996).



     If the initial offering price for the Common Stock (before underwriting discounts or commissions) is less than an amount (the "Specified Amount") equal to the sum of (i) the implied conversion price of $12.96 and (ii) the amount of any accrued and unpaid dividends on the Series A Preferred Stock through the date of the conversion, and the Company were to determine nonetheless to consummate the Offering and therefore to effect the ESOP Conversion, the Company would pay to the ESOP an amount equal to the difference between the Specified Amount and the initial offering price (before underwriting discounts or commissions). It is estimated that the amount of such accrued and unpaid dividends on each share of Series A Preferred Stock will be $3.40 (or an implied amount of $0.44 per share of Common Stock). As the entire estimated range of the initial offering price set forth on the cover page of this Prospectus exceeds the Specified Amount, the Company anticipates that no such payment to the ESOP will occur.


                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the shares of Common Stock offered by the Company hereby, after deduction of the estimated underwriting discount and estimated offering expenses payable by the Company, should be approximately $45.0 million (assuming an initial public offering price of $15.50 per share). The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Shareholders. The Company intends to use up to $41.0 million of its net proceeds from the Offering to repay outstanding indebtedness under the Amended and Restated Credit Agreement, dated March 16, 1995, as amended (the "Revolving Credit Agreement"), and approximately $4.0 million for general corporate purposes. For fiscal 1996, the weighted average interest rate on the obligations under the Revolving Credit Agreement was 7.3%. Outstanding obligations under the Revolving Credit Agreement are scheduled to mature on October 13, 2000. Indebtedness incurred thereunder after October 12, 1995 was used for the redemption of the Subordinated Notes, recent acquisitions by the Company, the Redemption and general corporate purposes. If a payment to the ESOP is made in connection with the ESOP Conversion, the Company would obtain the funds under the Revolving Credit Agreement.


                                DIVIDEND POLICY


     EMC has not declared or paid any cash dividends on its capital stock during the last ten years other than on the shares of Series A Preferred Stock, none of which will be outstanding after consummation of the Offering. EMC currently intends to retain future earnings, if any, to fund the development and growth of its business and does not anticipate paying any cash dividends in the foreseeable future. The payment of dividends by EMC is, and will continue to be, subject to certain restrictions under the terms of the Revolving Credit Agreement.

                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company as of June 30, 1996 and as adjusted to reflect: (i) the NYRS Acquisition, and (ii) the Transactions and the sale of the shares of Common Stock offered by the Company in the Offering (at an assumed initial public offering price of $15.50 per share) and the application of the net proceeds therefrom as set forth under "Use of Proceeds." The following table should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto and "Pro Forma Consolidated Financial Data" included elsewhere in this Prospectus.



                                                                       AS OF JUNE 30, 1996
                                                         -----------------------------------------------
                                                                                          PRO FORMA
                                                                    PRO FORMA FOR    AS ADJUSTED FOR THE
                                                                      THE NYRS        TRANSACTIONS AND
                                                         ACTUAL      ACQUISITION        THE OFFERING
                                                         -------      --------            --------
                                                                    (DOLLARS IN THOUSANDS)
Total cash and cash equivalents........................  $27,399       $ 27,399            $ 27,399
                                                         =======       ========            ========
Long-term debt:
  Capitalized lease obligations (including current
     portions).........................................  $10,919       $ 10,919            $ 10,919
  Borrowings under Revolving Credit Agreement(1).......   55,000         64,500              27,107
Redeemable shareholders' investment(2):
  Preferred Stock, $.0001 par value, 1,000,000 shares
     authorized, 220,750 shares of Series A Preferred
     Stock issued and outstanding......................   22,075         22,075                   -
  Common Stock, $.0001 par value, 42,000,000 shares
     authorized, including 25,000,000 shares of Class A
     Stock and 17,000,000 shares of Class B Stock;
     1,842,802 shares of Class A Stock issued and
     outstanding and 5,103,717 shares of Class B Stock
     issued............................................        1              1                   -
  Additional paid-in capital...........................   19,742         19,742                   -
  Warrants outstanding.................................    7,683          7,683                   -
  Treasury stock (28,500 shares).......................      (99)           (99)                  -
  Stock subscriptions receivable.......................     (442)          (442)                  -
  Accumulated deficit..................................  (39,304)       (39,304)                  -
                                                         -------       --------            --------
     Total redeemable shareholders' investment.........    9,656          9,656                   -
                                                         -------       --------            --------
Shareholders' investment:
  Common Stock, $.01 par value, 60,000,000 shares
     authorized, 14,279,535 shares of Common Stock
     issued(3).........................................        -              -                 143
  Additional paid-in capital...........................        -              -              86,751
  Treasury stock (28,500 shares).......................        -              -                 (99)
  Stock subscriptions receivable.......................        -              -                (442)
  Accumulated deficit..................................        -              -             (39,304)
                                                         -------       --------            --------
     Total shareholders' investment....................        -              -              47,049
                                                         -------       --------            --------
       Total capitalization............................  $75,575       $ 85,075            $ 85,075
                                                         =======       ========            ========


---------------


(1) The average outstanding balance under the Revolving Credit Agreement during fiscal 1996 was approximately $16.8 million, which bore interest at a weighted average rate of 7.3%. For purposes of this table, it is assumed that no borrowing will be made in connection with the ESOP Conversion. See "The Transactions."



(2) Prior to the closing date of an initial public offering, the holders of the Company's equity securities may, under certain circumstances, require the Company to purchase such securities. In addition, the Company has the right to redeem shares of Series A Preferred Stock and purchase shares of Class B Stock under certain circumstances. These rights will expire upon consummation of the Offering. The issued shares of Class A Stock and Class B Stock reflect the results of the two-for-one reverse stock split.



(3) Excludes shares reserved for issuance under the Company's stock-based compensation plans. See "Management and Directors -- Compensation of Executive Officers" and "-- Benefit Plans."

                                    DILUTION


     The pro forma deficit in net tangible book value of the Company as of June 30, 1996 was $(18,214,000), or $(1.65) per share of Common Stock, after giving effect to the NYRS Acquisition and the Transactions. Pro forma net tangible book value per share represents the amount of the Company's tangible assets less total liabilities divided by the number of shares of Common Stock treated as outstanding. After giving effect to the sale of 3,230,000 shares of Common Stock offered hereby by the Company (at an assumed initial public offering price of $15.50 per share) and after deduction of the estimated underwriting discount and estimated offering expenses payable by the Company and the application of the net proceeds therefrom, the Company's pro forma as adjusted net tangible book value as of June 30, 1996 would have been $26,786,000, or $1.88 per share. This represents an immediate increase in pro forma net tangible book value of $3.53 per share for existing shareholders and an immediate dilution of $13.62 per share to new investors purchasing shares of Common Stock in the Offering. The following table illustrates such per share dilution:



Assumed initial public offering price per share..........................              $ 15.50
                                                                                       -------
  Pro forma net tangible book value per share before the Offering........   $(1.65)
                                                                            ------
  Increase per share attributable to the Offering........................     3.53
                                                                            ------
Pro forma as adjusted net tangible book value per share after the
  Offering...............................................................                 1.88
                                                                                       -------
Dilution per share to new investors(1)...................................              $ 13.62
                                                                                       =======


---------------


(1) Dilution is determined by subtracting pro forma as adjusted net tangible book value per share after the Offering from the assumed initial public offering price per share.



     The following table summarizes, on a pro forma as adjusted basis as of June 30, 1996, the differences between existing shareholders and new investors with respect to the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by existing shareholders and by new investors at an assumed initial public offering price of $15.50 per share, before deduction of the estimated underwriting discount and estimated offering expenses payable by the Company:



                                         SHARES PURCHASED          TOTAL CONSIDERATION
                                      ----------------------     ------------------------     AVERAGE PRICE
                                        NUMBER       PERCENT     AMOUNT (000)     PERCENT       PER SHARE
                                      ----------     -------     ------------     -------     -------------
Existing shareholders(1)...........   11,021,035       77.3%        $47,792         48.8%         $ 4.34
New investors(1)...................    3,230,000       22.7          50,065         51.2          $15.50
                                      ----------      -----         -------        -----
  Total............................   14,251,035      100.0%        $97,857        100.0%
                                      ==========      =====         =======        =====


---------------


(1) Sales of shares of Common Stock by the Selling Shareholders in the Offering will reduce the number of shares held by existing shareholders to 9,721,035, or approximately 68.2% of the total shares of Common Stock outstanding after the Offering (9,319,644 shares, or approximately 64.8%, if the over-allotment option is exercised in full), and will increase the number of shares held by new investors to 4,530,000, or approximately 31.8% of the total shares of Common Stock outstanding after the Offering (5,073,600 shares, or approximately 35.2%, if the over-allotment option is exercised in full). See "Principal and Selling Shareholders."



     The foregoing tables assume (i) that no payment will be made to the ESOP in connection with the ESOP Conversion and (ii) no exercise of outstanding options. As of June 30, 1996, there were outstanding options to purchase 613,142 shares of Common Stock at exercise prices ranging from $2.54 to $11.00, at a weighted average exercise price of $4.98 per share. If all such options had been exercised as of June 30, 1996, the dilution per share to new investors would have been $13.49 per share. See "The Transactions," "Management and Directors -- Compensation of Executive Officers" and " -- Benefit Plans" and
Note 4 of Notes to Consolidated Financial Statements.

                     PRO FORMA CONSOLIDATED FINANCIAL DATA

     The following unaudited pro forma condensed consolidated statement of income of the Company gives effect to the NYRS Acquisition, the Transactions and the Offering as if they had occurred on July 1, 1995. The following unaudited pro forma condensed consolidated balance sheet gives effect to the NYRS Acquisition, the Transactions and the Offering as if they had occurred on June 30, 1996.


     The following unaudited pro forma financial information is presented for informational purposes only and is not necessarily indicative of (i) the results of operations or the financial position of the Company that actually would have occurred had the NYRS Acquisition, the Transactions and the Offering been consummated as of the dates indicated, or (ii) the results of operations or the financial position of the Company in the future. The following information is qualified in its entirety by reference to and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and Notes thereto and the other historical financial information included elsewhere in this Prospectus.



     The following unaudited pro forma financial information reflects the NYRS Acquisition using the purchase method of accounting. The acquired assets and liabilities of NYRS are stated at values representing an allocation of the purchase cost based upon estimated fair market values at the date of acquisition. These values were determined using preliminary results of an appraisal of the tangible and intangible assets. The final values will be determined based upon the resolution of certain preacquisition contingencies and the final appraised values. The purchase accounting adjustments are not expected to differ significantly from the estimates used herein.

              PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

                   FOR THE TWELVE MONTHS ENDED JUNE 30, 1996

                                  (UNAUDITED)


                                                                                       PRO FORMA
                                                                     PRO FORMA        AS ADJUSTED
                                                 HISTORICAL           FOR THE           FOR THE
                                             -------------------       NYRS          TRANSACTIONS
                                               EMC         NYRS      ACQUISITION(4) AND THE OFFERING
                                             --------     ------     ---------     -----------------
                                                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net revenues.............................    $147,863     $9,641     $157,504             $157,504
Costs and expenses:
  Educational services...................      98,841      6,269      105,175 (5)          105,175
  General and administrative.............      32,344      1,518       33,862               33,862
  Management fees........................           -      1,050(3)         -                    -
  Amortization of intangibles............       1,060          -        2,128 (6)            2,128
  ESOP expense...........................       1,366          -        1,366                    -(9)
                                             --------     ------     --------             --------
                                              133,611      8,837      142,531              141,165
                                             --------     ------     --------             --------
Income before interest and taxes.........      14,252        804       14,973               16,339
  Interest expense (income), net.........       3,371        (65)       4,002 (7)            1,114(10)(11)
                                             --------     ------     --------             --------
Income before income taxes...............      10,881        869       10,971               15,225
  Provision for income taxes.............       4,035        348        4,071 (8)            6,473(8)(9)
                                             --------     ------     --------             --------
Income before extraordinary item.........       6,846        521        6,900                8,752
Extraordinary item.......................        (926)         -         (926)                (926)
                                             --------     ------     --------             --------
Net income...............................       5,920        521        5,974                7,826
Dividends on Series A Preferred Stock....       2,249          -        2,249                    -
Redemption premium paid(1)...............           -          -            -                  107
                                             --------     ------     --------             --------
Income available to common
  shareholders...........................    $  3,671     $  521     $  3,725             $  7,719
                                             ========     ======     ========             ========
PER SHARE, FULLY DILUTED(2):
  Income before extraordinary item and
     redemption premium paid.............    $    .39                                     $    .60
  Net income.............................    $    .31                                     $    .53
  Weighted average number of shares of
     Common Stock outstanding, in
     thousands...........................      11,875                                       14,526

                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                              AS OF JUNE 30, 1996
                                  (UNAUDITED)


                                                                                         PRO FORMA
                                                                      PRO FORMA         AS ADJUSTED
                                                 HISTORICAL            FOR THE            FOR THE
                                             -------------------         NYRS           TRANSACTIONS
                                               EMC         NYRS      ACQUISITION(4)   AND THE OFFERING
                                             --------     ------     ------------     ----------------
                                                              (DOLLARS IN THOUSANDS)
ASSETS
Total cash and cash equivalents..........    $ 27,399     $  606       $ 27,399           $ 27,399
Accounts receivable......................       8,172      2,386         10,530             10,530
Other current assets.....................       4,287         97          4,313              4,313
                                             --------     ------       --------           --------
  Total current assets...................      39,858      3,089         42,242             42,242
Property and equipment, net..............      41,174      1,227         44,884             44,884
Intangible and other long-term assets....       5,837        131          7,457(6)           7,457
Goodwill.................................      14,543          -         18,485(6)          18,485
                                             --------     ------       --------           --------
     Total assets........................    $101,412     $4,447       $113,068           $113,068
                                             ========     ======       ========           ========
LIABILITIES AND SHAREHOLDERS' INVESTMENT
Current liabilities including the current
  portions of capitalized lease
  obligations............................    $ 27,264     $1,022       $ 29,420           $ 29,420
Long-term debt...........................      62,029          -         71,529             34,136(10)(11)
Other long-term liabilities..............       2,463        959          2,463              2,463
                                             --------     ------       --------           --------
  Total liabilities......................      91,756      1,981        103,412             66,019
Shareholders' investment.................       9,656      2,466          9,656             47,049(10)(11)
                                             --------     ------       --------           --------
  Total liabilities and shareholders'
     investment..........................    $101,412     $4,447       $113,068           $113,068
                                             ========     ======       ========           ========

                 NOTES TO PRO FORMA CONSOLIDATED FINANCIAL DATA



     (1) Reflects the premium paid in connection with the Redemption. See "The Transactions."



     (2) The weighted average number of shares of Common Stock outstanding used to calculate pro forma income per share includes the effect of the Transactions and the Offering, assumed to have occurred as of July 1, 1995.



     (3) Management fees paid by NYRS to its former owners have been discontinued. The management fees paid by NYRS to the previous owners were payments made in connection with the annual amortization of intangibles that were sold to those owners by NYRS. The Company's pro forma income statement has been adjusted to reflect one full year of amortization related to intangibles, assuming that the purchase of NYRS occurred on July 1, 1995.



     (4) Certain net assets of NYRS were acquired (subject to obtaining certain regulatory approvals) in August 1996 for $9.5 million in cash. The Company funded the NYRS Acquisition through borrowings under the Revolving Credit Agreement.



     (5) The increase in educational services expense over the historical amounts reflects the additional depreciation expense from the excess of the appraised value of the property and equipment of NYRS acquired over their historical cost.



     (6) Subject to the finalization of an appraisal, the excess of the purchase price over the value of NYRS's tangible assets has been assigned to intangible assets, including $1.4 million to student enrollments and applications, $0.2 million to curricula and $3.9 million to goodwill. Those assets have estimated useful lives of 18 months, 5 years and 40 years, respectively.



     (7) Additional interest expense is reflected for the fiscal year on the borrowings to fund the $9.5 million acquisition cost at an interest rate of 7.3%, the weighted average interest rate paid by the Company on its borrowings under the Revolving Credit Agreement during fiscal 1996.



     (8) A 40% combined state and federal statutory rate is used to calculate the income taxes on the pro forma and adjusted additional income.



     (9) ESOP expense is not included because the ESOP Term Loan was paid in full during fiscal 1996 and consummation of the Offering will effectively eliminate the repurchase obligation of the Company with respect to the securities held by the ESOP. In addition, as a result of the ESOP Conversion, tax deductible dividends will no longer be paid to the ESOP and are excluded in the calculation of income taxes and earnings per share.



     (10) In connection with the Redemption, the Company borrowed $7.6 million under the Revolving Credit Agreement. Additional interest expense is reflected for the fiscal year on such amount at an interest rate of 7.3%, the weighted average interest rate paid by the Company on its borrowings under the Revolving Credit Agreement during fiscal 1996.



     (11) The Company's net proceeds from the Offering, assumed to be $45.0 million net of expenses and fees, will be applied to reduce the amount outstanding under the Revolving Credit Agreement. The resulting pro forma interest expense savings amount to $3.4 million. A 1/8% change in the applicable interest rate would change annual interest expense by $24,000. The calculation of pro forma long-term debt and interest expense is based on the additional assumption that no payment will be made to the ESOP in connection with the ESOP Conversion. See "The Transactions."

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA


     The following selected consolidated financial and other data should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. Certain of the selected consolidated financial data presented below has been derived from the Company's Consolidated Financial Statements audited by Arthur Andersen LLP, independent public accountants, whose report covering the financial statements as of June 30, 1995 and 1996 and for each of the three years in the period ended June 30, 1996 also is included elsewhere herein. The consolidated income statement data for the years ended June 30, 1992 and 1993 and the consolidated balance sheet data as of June 30, 1992, 1993 and 1994 are derived from audited financial statements not included herein.



                                                            YEAR ENDED JUNE 30,
                                          --------------------------------------------------------
                                            1992        1993      1994(9)     1995(10)(11) 1996(11)
                                          --------    --------    --------    --------    --------
                                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Net revenues...........................   $112,533    $117,234    $122,549    $131,227    $147,863
Costs and expenses:
  Educational services.................     68,895      73,823      83,566      86,865      98,841
  General and administrative...........     24,608      24,679      26,174      28,841      32,344
  Amortization of intangibles(1).......     21,499      10,025       6,599       1,937       1,060
  ESOP expense(2)......................      2,653       4,791       4,759       7,086       1,366
                                          --------    --------    --------    --------    --------
                                           117,655     113,318     121,098     124,729     133,611
                                          --------    --------    --------    --------    --------
Income (loss) before interest and
  taxes................................     (5,122)      3,916       1,451       6,498      14,252
Interest expense, net..................      5,578       5,113       4,765       4,495       3,371
                                          --------    --------    --------    --------    --------
Income (loss) before income taxes......    (10,700)     (1,197)     (3,314)      2,003      10,881
Provision (credit) for income taxes....     (3,627)        (23)     (1,612)        490       4,035
                                          --------    --------    --------    --------    --------
Income (loss) before extraordinary
  item.................................     (7,073)     (1,174)     (1,702)      1,513       6,846
Extraordinary item(3)..................          -           -           -           -         926
                                          --------    --------    --------    --------    --------
Income (loss) from continuing
  operations...........................   $ (7,073)   $ (1,174)   $ (1,702)   $  1,513    $  5,920
                                          --------    --------    --------    --------    --------
Loss on discontinued operation(4)......     (3,997)          -           -           -           -
                                          --------    --------    --------    --------    --------
Net income (loss)......................   $(11,070)   $ (1,174)   $ (1,702)   $  1,513    $  5,920
                                          ========    ========    ========    ========    ========
Dividends on Series A Preferred
  Stock................................   $  2,249    $  2,249    $  2,249    $  2,249    $  2,249
PER SHARE DATA(5):
Primary:
Income (loss) from continuing
  operations before extraordinary
  item.................................   $  (1.35)   $   (.49)   $   (.57)   $   (.11)   $    .45
Net income (loss)......................   $  (1.93)   $   (.49)   $   (.57)   $   (.11)   $    .36
Weighted average number of shares of
  Common Stock outstanding, in
  thousands(6).........................      6,930       6,960       6,927       6,891      10,171
Fully diluted:
Income (loss) from continuing
  operations before extraordinary
  item.................................   $  (1.35)   $   (.49)   $   (.57)   $   (.11)   $    .39
Net income (loss)......................   $  (1.93)   $   (.49)   $   (.57)   $   (.11)   $    .31
Weighted average number of shares of
  Common Stock outstanding, in
  thousands(6).........................      6,930       6,960       6,927       6,891      11,875

                                                            YEAR ENDED JUNE 30,
                                          --------------------------------------------------------
                                            1992        1993      1994(9)       1995        1996
                                          --------    --------    --------    --------    --------
                                                           (DOLLARS IN THOUSANDS)
OTHER DATA:
EBITDA(7)..............................   $ 22,922    $ 23,340    $ 18,629    $ 21,089    $ 24,148
Cash flow from:
  Operating activities.................     13,048      12,742       4,073      22,221      16,314
  Investing activities.................     (7,189)     (8,993)     (6,798)    (11,973)    (18,431)
  Financing activities.................     (4,092)     (1,280)     (6,049)      6,482      (3,841)
Capital expenditures...................      6,466       8,448       6,289      11,640      14,981
Enrollments at beginning of fall
  quarter during period(8).............     12,548      12,708      12,592      12,749      13,407



                                                               AS OF JUNE 30,
                                          --------------------------------------------------------
                                            1992        1993        1994        1995        1996
                                          --------    --------    --------    --------    --------
                                                           (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Total cash and cash equivalents........   $ 21,695    $ 24,164    $ 20,487    $ 39,623    $ 27,399
Working capital........................     (1,755)      1,386         576      14,944      12,594
Total assets...........................     87,059      85,091      78,527     102,303     101,412
Long-term debt (including the current
  portions of capitalized lease
  obligations).........................     70,529      68,923      63,112      69,810      65,919
Redeemable shareholders' investment
  (deficit)............................    (14,791)    (10,790)     (7,724)      1,855       9,656


---------------


(1) Includes the amortization of goodwill and intangibles resulting from the application of purchase accounting to the establishment and financing of the ESOP and the related leveraged transaction in 1989. See "Business -- Company History" and Note 2 of Notes to Consolidated Financial Statements. The majority of the intangible assets related to student enrollments and applications, accreditation and contracts with colleges and universities were written off over two-to-five year periods. The excess of the investment in EMC and other acquisitions over the fair market value of the net assets acquired has been assigned to goodwill and is being amortized over 40 years.



(2) ESOP expense equals the sum of the payments on the ESOP Term Loan, plus repurchases of shares from participants in the ESOP, less the dividends paid on the Series A Preferred Stock held by the ESOP. In fiscal 1995, the Company made a voluntary prepayment of $2.1 million on the ESOP Term Loan. In fiscal 1996, the ESOP Term Loan was repaid in full, including a voluntary prepayment of $0.4 million that would have been due on September 30, 1996. Therefore, there will be no future ESOP expense resulting from the repayment of such loan or, after the Offering is consummated, from repurchases of shares.



(3) In fiscal 1996, the $25.0 million aggregate principal amount of the Subordinated Notes was prepaid in full. The resulting $1.5 million prepayment penalty is classified as an extraordinary item net of the related tax benefit.



(4) In May 1992, the Company determined to discontinue its Ocean World theme park operations. The loss of approximately $4.0 million on such discontinuation includes the effect of the write-down of assets to estimated net realizable values and the estimated losses of the operation through the expiration of its lease. The loss was recorded net of tax.



(5) Dividends on the Series A Preferred Stock have been deducted from net income
    (loss) in calculating net income (loss) per share of Common Stock.



(6) The weighted average number of shares of Common Stock used to calculate income (loss) per share includes, where dilutive, equivalent shares of Common Stock calculated under the treasury stock method and the conversion of Series A Preferred Stock.



(7) EBITDA equals, for any period, earnings before ESOP expense, interest expense, taxes, depreciation and amortization. EBITDA is presented because it is an accepted and useful financial indicator of a company's ability to incur and service debt. EBITDA should not be considered (i) as an alternative to net income or any other accounting measure of performance,
    (ii) as an indicator of operating performance or cash flows generated by operating, investing or financing activities, or (iii) as a measure of liquidity.



(8) Excludes students enrolled at colleges and universities having consulting agreements with NCPD.



(9) A special charge of $3.0 million was recorded in fiscal 1994 for unusual items including the early write-off of equipment, program termination expenses, severance compensation, expenses related to the settlement of a lease and various legal expenses. Such special charge was included in educational services and general and administrative expenses.



(10) Results for fiscal 1995 include a $1.1 million nonrecurring credit for the refund of state and local business and occupation taxes.



(11) Charges of $1.1 million and $0.5 million are reflected in 1995 and 1996, respectively, for non-cash compensation expense related to the performance-based vesting of nonstatutory stock options.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of the Company's results of operations and financial condition should be read in conjunction with "Selected Consolidated Financial and Other Data" and the Company's Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus. Unless otherwise specified, any reference to a "year" is to a fiscal year ended June 30.

OVERVIEW


     EMC is among the largest providers of proprietary postsecondary education in the United States based on student enrollments and revenues. Through its operating units, The Art Institutes, NYRS (acquired in August 1996, subject to obtaining certain regulatory approvals), NCPT and NCPD, the Company offers associate's and bachelor's degree programs and non-degree programs in the areas of design, media arts, culinary arts, fashion and paralegal studies. The Company has provided career-oriented education programs for nearly 35 years, and its schools have graduated over 100,000 students. The Company's main operating unit, The Art Institutes, consists of 11 schools in ten cities throughout the United States and accounted for approximately 98% of the Company's net revenues in 1996.



     Net revenues, income before interest and taxes and net income increased in each of the last two years. Net revenues are presented after deducting refunds, scholarships and other adjustments. Net revenues increased 20.7% to $147.9 million in 1996 from $122.5 million in 1994. Income before interest and taxes increased 853.3% to $14.3 million in 1996 from $1.5 million in 1994. Net income improved to $5.9 million in 1996 from a loss of $1.7 million in 1994. Average quarterly student enrollments at the Company's schools were 11,996 in 1996 compared to 11,062 in 1994. The increase in average enrollments was due in part to the introduction of new programs and expanded weekend and evening offerings.



     The Company's revenues consist of tuition and fees, student housing fees and student supply store and restaurant sales. In 1996, the Company derived 87% of its net revenues from tuition and fees paid by, or on behalf of, its students. Tuition revenue generally varies based on the average tuition charge per credit hour and the average student population. Student supply store, housing and restaurant revenue is largely a function of the average student population. The average student population is influenced by the number of continuing students attending school at the beginning of a fiscal period and by the number of new students entering school during such period. New students enter The Art Institutes at the beginning of each academic quarter, which typically commences in January, April, July or October. The Company believes that the size of its student population is influenced by the number of graduating high school students, the attractiveness of its program offerings, the effectiveness of its marketing efforts, the strength of employment markets, the persistence of its students, the length of its education programs and general economic conditions. The introduction of additional program offerings at existing schools and the establishment of new schools (either through acquisition or start-up) are expected to be important influences on the Company's average student population.



     Tuition increases have been implemented in varying amounts in each of the past several years. Historically, the Company has been able to pass along cost increases through increases in tuition. Tuition rates are generally consistent across the Company's schools and programs. The Company believes that it can continue to increase tuition as educational costs at other postsecondary institutions, both public and private, continue to rise.



     The majority of students at The Art Institutes rely on funds received under various government sponsored student financial aid programs, especially Title IV Programs, to pay a substantial portion of their tuition and other education-related expenses. For the year ended June 30, 1996, approximately 66% of the Company's net revenues was indirectly derived from Title IV Programs.



     Educational services expense consists primarily of costs related to the delivery and administration of the Company's education programs. Major cost components are faculty compensation, administrative salaries, costs of educational materials, facility leases and school occupancy costs, computer systems costs, bad debt expense and depreciation and amortization of property and equipment. During 1996, the Art Institutes' faculty was comprised of approximately 45% full-time and approximately 55% part-time employees.

     Information systems costs increased significantly over the last several years as the Company installed a new integrated information network which supports payroll and human resources, accounting, student financial services, marketing and student admissions and employment assistance. As of June 30, 1996, that network was installed at all Art Institutes and its integration and implementation was substantially completed. Management believes the substantial investment in such integrated information network has improved services to students and will facilitate the integration of new schools into the Company's operations.



     General and administrative expense consists of marketing and student admissions expenses and departmental costs such as executive management, finance and accounting, legal, corporate development and other departments that do not provide direct services to the Company's students. The Company has centralized many of these services to gain consistency in management reporting, efficiency in administrative effort and control of costs. All marketing and student admissions costs are expensed in the year incurred.



     Amortization of intangibles relates to the values assigned to student contracts and applications, accreditation, contracts with colleges and universities and goodwill which arose principally from the application of purchase accounting to the establishment and financing of the ESOP and the related leveraged transaction in October 1989. See Note 2 of Notes to Consolidated Financial Statements.



     ESOP expense equals the sum of the payments on the ESOP Term Loan, plus repurchases of shares from participants in the ESOP, less the dividends paid on the Series A Preferred Stock held by the ESOP. As of June 30, 1996, the entire ESOP Term Loan was repaid. As a result there will be no future ESOP expense resulting from the repayment of such loan and, after the Offering is consummated, from repurchases of shares. In addition, following the ESOP Conversion, dividends will no longer be payable on the Series A Preferred Stock.



     In November 1995, the Company purchased the assets of the Ray College of Design for $1.1 million in cash and the assumption of specified liabilities. The Company acquired accounts receivable, property and equipment, and certain other assets. The school, which is eligible to participate in Title IV Programs, has been renamed The Illinois Institute of Art at Chicago and The Illinois Institute of Art at Schaumburg.



     In 1996, the Company established The Art Institute of Phoenix at which classes commenced in January 1996. The approval processes for accreditation and U.S. Department of Education certification for eligibility to participate in Title IV Programs cannot commence until a school's first students begin classes. The Art Institute of Phoenix initiated the accreditation process in January 1996, submitted its application to the U.S. Department of Education in June 1996, and became eligible to participate in Title IV Programs in August 1996. The Company's policy is to defer pre-opening expenses and to amortize such expenses in the next year. Approximately $0.4 million of pre-opening expenses associated with The Art Institute of Phoenix was deferred in fiscal 1996.



     Start-up schools and smaller acquisitions are expected to incur operating losses during the first several quarters following their opening or purchase. As expected, the combined operating losses of the Company's new schools in Phoenix and Illinois totaled approximately $3.0 million in 1996.



     In August 1996, the Company acquired NYRS for $9.5 million in cash, subject to obtaining certain regulatory approvals. The Company acquired accounts receivable, property and equipment, certain contracts and student agreements, curricula, trade names, goodwill and certain other assets. The acquisition was accounted for as a purchase. As a result of the change in ownership, NYRS currently is not eligible to participate in Title IV Program funding; however, all such funding that had been committed to NYRS students prior to the sale is still being received. During its fiscal year ended December 31, 1995, NYRS indirectly derived approximately 48% of its net revenues from Title IV Programs. In September 1996, the Company filed with the U.S. Department of Education an application to reestablish the eligibility of NYRS to participate in Title IV Programs in September 1996. If the Company is not successful in obtaining approval of that application in a timely fashion, the Company may need to provide short-term financing to NYRS students in an aggregate amount of up to $800,000 over approximately a two month period. However, the Company does not anticipate that any such short-term financing would have a significant effect on its liquidity. The purchase price of NYRS is being held in escrow pending recertification of NYRS by the

U.S. Department of Education to participate in Title IV Programs. In the event that recertification is denied, EMC has the right to rescind the NYRS Acquisition.


RESULTS OF OPERATIONS

     The following table sets forth for the periods indicated the percentage relationships of certain income statement items to net revenues.


                                                                       YEAR ENDED JUNE 30,
                                                                  -----------------------------
                                                                  1994        1995        1996
                                                                  -----       -----       -----
Net revenues................................................      100.0%      100.0%      100.0%
Costs and expenses:
  Educational services......................................       68.2        66.2        66.8
  General and administrative................................       21.4        22.0        21.9
  Amortization of intangibles...............................        5.4         1.5         0.7
  ESOP expense..............................................        3.9         5.4         0.9
                                                                  -----       -----       -----
                                                                   98.8        95.0        90.4
                                                                  -----       -----       -----
Income before interest and taxes............................        1.2         5.0         9.6
Interest expense, net.......................................        3.9         3.4         2.3
                                                                  -----       -----       -----
Income (loss) before income taxes...........................       (2.7)        1.6         7.3
Provision (credit) for income taxes.........................       (1.3)        0.4         2.7
                                                                  -----       -----       -----
Income (loss) before extraordinary item.....................       (1.4)        1.2         4.6
Extraordinary item..........................................          -           -         0.6
                                                                  -----       -----       -----
Net income (loss)...........................................       (1.4)%       1.2%        4.0%
                                                                  =====       =====       =====


YEAR ENDED JUNE 30, 1996 COMPARED WITH YEAR ENDED JUNE 30, 1995

     Net Revenues


     Net revenues increased by 12.7% to $147.9 million in 1996 from $131.2 million in 1995 due primarily to a 5.7% increase in average quarterly student enrollments ($6.3 million), an average 6.0% tuition price increase at The Art Institutes owned by EMC prior to 1996 ($7.4 million), and the addition of three new schools ($2.0 million). The average academic year (three academic quarters) tuition rate for a student attending classes at an Art Institute on a recommended full schedule increased to $9,345 in 1996 from $8,820 in 1995. In November 1995, the Ray College of Design was acquired and renamed The Illinois Institute of Art at Chicago and The Illinois Institute of Art at Schaumburg. A new school, The Art Institute of Phoenix, commenced classes in January 1996.



     Net housing revenues increased by 7.7% to $9.2 million in 1996 from $8.6 million in 1995, primarily resulting from price increases. Revenues from the sale of educational materials in 1996 increased by 6.5% to $6.5 million.



     Refunds for fiscal year 1996 increased $0.6 million from $4.1 million in fiscal year 1995 to $4.7 million in fiscal year 1996.


     Educational Services


     Educational services expense increased by $12.0 million, or 13.8%, to $98.8 million in 1996 from $86.9 million in 1995. The increase was due to $6.8 million of incremental education expenses related to higher student enrollments at the schools owned by EMC prior to 1996, $3.5 million of education expenses at the three new schools and $1.7 million of additional depreciation expense resulting from expanded capital spending for culinary arts programs and classroom technology. Contributing to the increases at the schools owned by the Company prior to 1996 were investments in initiatives to improve student persistence rates and to increase graduates' starting salaries. These initiatives included additional student remediation, instructor development and expanded employment assistance services. The Art Institutes have implemented a system-wide remediation program to help students overcome deficiencies in academic preparedness so they can successfully complete their education. In addition, a $1.1 million refund of state and local business and occupation taxes reduced educational services expense in 1995. As a result of an administrative appeal, The Art Institute of Seattle was exempted from the State of Washington and the City of Seattle business and occupation taxes. Requests for refunds were filed for prior years to the extent permitted by the statute of limitations. The taxes to which the refunds applied had been originally recorded as educational services expense in the years paid.



     General and Administrative



     General and administrative expense increased by $3.5 million, or 12.1%, to $32.3 million in 1996 from $28.8 million in 1995 due in large measure to the incremental increase in marketing and student admissions expenses that resulted in higher student enrollments at the schools owned by EMC prior to 1996 and the addition of marketing and student admissions expenses for three new schools.



     Amortization of Intangibles



     Amortization of intangibles decreased by $0.9 million, or 45.3%, to $1.1 million in 1996 from $1.9 million in 1995. The reduction in amortization expense occurred because certain intangible assets resulting from the 1989 leveraged transaction were fully amortized during 1995.



     ESOP Expense



     ESOP expense decreased by $5.7 million, or 80.7%, to $1.4 million in 1996 from $7.1 million in 1995 due to the repayment in 1996 of $3.6 million of ESOP debt, as compared to the repayment in 1995 of $9.1 million of ESOP debt. Repayments in 1996 and 1995 included voluntary prepayments of $0.4 million and $2.1 million, respectively, on the ESOP Term Loan. As of June 30, 1996, the entire ESOP Term Loan had been repaid. As a result there will be no future ESOP expense resulting from the repayment of such loan.



     Interest Expense



     Net interest expense decreased by $1.1 million, or 25.0%, to $3.4 million in 1996 from $4.5 million in 1995. The decrease was attributable to (i) a reduction in the average debt balance outstanding to approximately $38.0 million in 1996 from $45.0 million in 1995 as a result of principal payments on the ESOP Term Loan and capitalized leases, and (ii) the retirement in 1996 of the Subordinated Notes through borrowings under the Revolving Credit Agreement. Borrowings under the Revolving Credit Agreement were at a weighted average interest rate of 7.3% during 1996. The Subordinated Notes had an interest rate of 13.25%.



     Provision for Income Tax



     The Company's effective tax rate increased from 24.5% in 1995 to 37.1% in 1996, which is lower than the Company's blended state and federal statutory rate of 40.0%. The variance from the statutory rate in 1996 was due to the tax deductibility of $1.6 million of dividends on the Series A Preferred Stock paid to the ESOP and used for ESOP Term Loan repayment. The favorable effect of those dividends was partly offset by $0.4 million of non-deductible goodwill amortization and other items. In 1995, tax deductible dividends were $1.6 million which offset approximately 80% of the Company's income before taxes, substantially reducing the Company's effective tax rate. Non-deductible goodwill amortization in 1995 was $0.4 million. The effective tax rate increased in 1996 because the dollar amount of non-deductible goodwill amortization and deductible ESOP dividends remained largely unchanged from 1995, whereas 1996 earnings before taxes were $8.9 million higher than in 1995.

     Income Before Extraordinary Item



     Income before extraordinary item increased by $5.3 million to $6.8 million in 1996 from $1.5 million in 1995. Higher income before extraordinary item resulted from improved operations at The Art Institutes, coupled with diminished amortization of intangibles, lower ESOP expense and reduced net interest charges and was partially offset by a higher provision for income taxes.



     Extraordinary Item



     The $25.0 million aggregate principal amount of the Subordinated Notes was prepaid in full in October 1995. The resulting $1.5 million prepayment penalty was classified as an extraordinary item net of the related tax benefit.


YEAR ENDED JUNE 30, 1995 COMPARED WITH YEAR ENDED JUNE 30, 1994

     Net Revenues


     Net revenues increased by 7.1% to $131.2 million from $122.5 million in 1994 due primarily to a 2.2% increase in average quarterly student enrollments ($1.8 million) and an average 5.5% tuition price increase at The Art Institutes ($6.5 million). The average academic year (three academic quarters) tuition rate for a student attending classes at an Art Institute on a recommended full schedule increased to $8,820 in 1995 from $8,360 in 1994.



     Net housing revenues increased by 17.7% to $8.6 million in 1995 from $7.3 million in 1994, primarily as a result of increased student occupancy and price increases. Revenues from the sale of educational materials increased by 5.3% to $6.1 million in 1995 from $5.8 million in 1994.



     Refunds of tuition and other charges increased $0.3 million from $3.8 million in 1994 to $4.1 million in 1995.


     Educational Services


     Educational services expense increased by $3.3 million, or 3.9%, to $86.9 million in 1995 from $83.6 million in 1994. The increase was due to incremental education expenses related to higher student enrollments, greater depreciation expense resulting from an expanded capital spending program and additional bad debt expense caused by longer term credit extension to students and changes to the U.S. Department of Education's refund policy.



     The cost of educational services, while increasing on an annual basis, decreased as a percentage of revenues. The reduction from 68.2% of net revenues in 1994 to 66.2% in 1995 resulted from the combination of a $1.1 million refund for state and local business and occupation taxes in 1995 and approximately $2.4 million of the special charge recorded in 1994 for early write-off of equipment, various expense accruals and program termination costs.


     General and Administrative


     General and administrative expense increased by $2.6 million, or 10.2%, to $28.8 million in 1995 from $26.2 million in 1994 due to incremental marketing and student admissions expenses related to increased student enrollments and an increase in administrative expense at EMC's corporate headquarters. Administrative expense increased as a result of the development of corporate infrastructure to support anticipated growth in the number of schools and the increased cost of regulatory compliance.


     Amortization of Intangibles


     Amortization of intangibles decreased to $1.9 million in 1995 from $6.6 million in 1994 because many of the intangible assets resulting from the 1989 leveraged transaction were fully amortized during 1994.


     ESOP Expense


     ESOP expense increased by $2.3 million, or 48.9%, to $7.1 million in 1995 from $4.8 million in 1994 due to the repayment in 1995 of $9.1 million of ESOP debt as compared to the repayment in 1994 of $7.0 million of ESOP debt. The 1995 payments included a voluntary prepayment of $2.1 million on the ESOP Term Loan.

     Interest Expense


     Net interest expense decreased by $0.3 million, or 5.7%, to $4.5 million in 1995 from $4.8 million in 1994 due to a decline in the average debt outstanding to approximately $45.0 million during 1995 from approximately $51.0 million during 1994, and because of a $0.3 million year-to-year increase in interest income. In 1995, the Company incurred additional interest expense on its borrowings due to slightly increased interest rates that partially offset the reduction in net interest expense from the lower average debt outstanding.


     Provision (Credit) for Income Tax


     The Company's effective tax rate increased from (48.6)% in 1994 to 24.5% in 1995, and varies from the Company's blended state and federal statutory tax rate of 40.0%. The variance from the statutory rate was due, in part, to the tax deductibility of a large portion of the dividends on the Series A Preferred Stock paid to the ESOP and used for ESOP Term Loan repayment. The favorable effect of those dividends is partly offset by non-deductible goodwill amortization and other items. In 1994, the tax benefit of the dividends on the Series A Preferred Stock did not include dividends on unallocated shares in the ESOP, because the tax benefit of dividends paid on such Series A Preferred Stock is required to be credited directly to EMC's retained earnings account in accordance with Financial Accounting Standards Board Statement No. 109. In 1995, a greater number of shares of Series A Preferred Stock held by the ESOP was allocated to accounts of ESOP participants and the related benefit is reflected in the provision for income taxes. In addition, the impact of the dividends on the effective tax rate was more significant in 1995 than in 1994 because the dividends were a relatively larger portion of income (loss) before taxes.


     Net Income (Loss)


     Net income increased by $3.2 million to $1.5 million in 1995 from a loss of $1.7 million in 1994. Higher net income resulted from improved operations at the Company's schools, lower amortization of intangibles expense and reduced net interest charges, partially offset by higher ESOP expense and a greater provision for income taxes.


SEASONALITY AND OTHER FACTORS AFFECTING QUARTERLY RESULTS


     The Company's quarterly revenues and income fluctuate primarily as a result of the pattern of student enrollments. The Company experiences a seasonal increase in new enrollments in the fall (fiscal year second quarter), which is traditionally when the largest number of new high school graduates begin postsecondary education. Some students choose not to attend classes during summer months, although The Art Institutes encourage year-round attendance. As a result, total student enrollments at the Company's schools are highest in the fall quarter and lowest in the summer months (fiscal year first quarter). The Company's costs and expenses, however, do not fluctuate as significantly as revenues on a quarterly basis. Historically, EMC has experienced net losses in its fiscal first quarter ending September 30 due to lower revenues combined with expenses incurred in preparation for the peak enrollments in the fall quarter. The Company anticipates that this seasonal pattern will continue in the future.

     The following table sets forth the Company's revenues in each fiscal quarter during the fiscal years 1994 through 1996.


                             QUARTERLY NET REVENUES
                             (DOLLARS IN THOUSANDS)


                                           1994                    1995                    1996
                                    -------------------     -------------------     -------------------
QUARTER ENDING                       AMOUNT     PERCENT      AMOUNT     PERCENT      AMOUNT     PERCENT
---------------------------------   --------    -------     --------    -------     --------    -------
September 30.....................   $ 23,739      19.4%     $ 25,658      19.5%     $ 28,333      19.2%
December 31......................     36,093      29.5        37,951      28.9        42,635      28.8
March 31.........................     33,140      27.0        35,386      27.0        39,637      26.8
June 30..........................     29,577      24.1        32,232      24.6        37,258      25.2
                                    --------     -----      --------     -----      --------     -----
  Total for the fiscal year......   $122,549     100.0%     $131,227     100.0%     $147,863     100.0%
                                    ========     =====      ========     =====      ========     =====


LIQUIDITY AND CAPITAL RESOURCES

     Liquidity


     The Company has generated positive cash flow from operations over the last three years. Cash flow from operations was $9.2 million, $24.6 million and $10.0 million for the years 1994, 1995 and 1996, respectively. During 1995, the Company began to receive student loan receipts via electronic funds transfers ("EFT") from lenders. The introduction of EFT resulted in a one-time increase in cash flows from operations in 1995.



     The Company had $12.6 million of working capital as of June 30, 1996 as compared to $14.9 million of working capital as of June 30, 1995. The decrease in working capital was due primarily to an increase in capital spending.



     The Company's allowance for doubtful accounts increased by $1.4 million, or 93%, to $2.9 million in 1996 from $1.5 million in 1995. This increase was the result of the timing of accounts being written off against the reserve in 1996 as compared to 1995. The implementation of the Company's integrated, customized information network in 1996 has allowed the Company to track accounts receivable for longer periods prior to write-off. The allowance for doubtful accounts as of June 30, 1995 decreased by $0.1 million, or 6%, to $1.5 million from $1.6 million as of June 30, 1994.


     Debt Service


     Effective October 13, 1995, the Company and its lenders amended the Revolving Credit Agreement in order to increase the amount of the facility to $70.0 million and to extend its term to October 13, 2000. Borrowings under the Revolving Credit Agreement bear interest at one of three rates set forth in the Revolving Credit Agreement at the election of the Company. The Revolving Credit Agreement contains customary covenants that, among other things, require the Company to maintain specified levels of consolidated net worth and meet specified interest and leverage ratio requirements, restrict capital expenditures by the Company, restrict the payment of dividends on the Common Stock and restrict the incurrence of certain additional indebtedness. As of June 30, 1996, the Company was in compliance with all covenants under the Revolving Credit Agreement. As of June 30, 1996, the Company had $14.8 million of additional borrowing capacity available under the Revolving Credit Agreement.



     Borrowings under the Revolving Credit Agreement are used by the Company primarily to fund its working capital needs. The pattern of cash receipts is seasonal throughout the year. The level of accounts receivable reaches a peak immediately after the billing of tuition and fees at the beginning of each academic quarter. Collection of these receivables is heaviest at the start of each academic quarter.



     Borrowings under the Revolving Credit Agreement were used to prepay all of the Subordinated Notes on October 13, 1995 in order to reduce interest expense. The Company incurred a $1.5 million prepayment ($0.9 million after the related income tax benefit) penalty as a result. In August 1996, the Company used borrowings under the Revolving Credit Agreement to fund the NYRS Acquisition and the Redemption.

     In June 1995, the Company made a voluntary prepayment of $2.1 million on the ESOP Term Loan. In June 1996, the Company made another voluntary prepayment of $0.4 million on the ESOP Term Loan, at which time it was completely repaid.



     Following the consummation of the Offering, approximately $41.0 million of the net proceeds received by the Company will be used to repay indebtedness under the Revolving Credit Agreement, assuming that no borrowing will be made in connection with the ESOP Conversion. See "The Transactions." Thereafter, the Company expects to have outstanding approximately $10.0 million of indebtedness, consisting primarily of capitalized leases. It is expected that the Company's interest expense will be lower and will have a lesser proportionate impact on net income in comparison to periods prior to the Offering.


     Future Financing and Cash Flows


     The Company believes that cash flow from operations, supplemented from time to time by borrowings under the Revolving Credit Agreement, will provide adequate funds for ongoing operations, planned expansion to new locations, planned capital expenditures and debt service during the term of the Revolving Credit Agreement.


     Capital Expenditures


     Capital expenditures in 1995 and 1996 have, in substantial part, resulted from the implementation of the Company's business plan emphasizing the addition of new schools and programs (particularly culinary programs), investment in classroom technology and the completion of the Company's integrated information network, as discussed in "Business--Improving Operating Effectiveness." The Company's capital expenditures were $6.3 million, $11.6 million and $15.0 million for 1994, 1995 and 1996, respectively. The Company anticipates increased capital spending for 1997, principally related to the introduction and expansion of culinary programs, further investment in schools acquired during 1996 and additional classroom technology. The Company does not have any material commitments for any capital expenditures in 1997 or beyond.


     The Company leases nearly all of its facilities. Future commitments on existing leases will be paid from cash provided by operating activities.

REGULATION


     The Company indirectly derived approximately 66% of its net revenues from Title IV Programs in 1996. U.S. Department of Education regulations prescribe the timing of disbursements of funds under Title IV Programs. Students must apply for a new loan for each academic year. Loan funds are generally provided by lenders in multiple disbursements each academic year. The first disbursement is generally received either at least 30 days after, in the case of students commencing a program of study, or, at the earliest, ten days before, the commencement of the first academic quarter of a student's academic year.



     Title IV Program funds received by the Company's schools in excess of the tuition and fees owed by the relevant students at that time are, with these students' permission, maintained and classified as restricted until they are billed for the portion of their education program related to those funds. In addition, all funds transferred to the Company through EFT programs are held in a separate cash account until certain conditions are satisfied. These restrictions have not significantly affected the Company's ability to fund daily operations.



     Regulations promulgated under the HEA require all higher education institutions to meet an acid test ratio of at least 1:1 calculated at the end of each fiscal year. The acid test ratio is defined as the ratio of cash (including funds classified as restricted), cash equivalents and current accounts receivable to total current liabilities. If an institution fails to meet the acid test ratio, it may be deemed to be not financially responsible by the U.S. Department of Education, which could result in a loss of its eligibility to participate in Title IV Programs. This requirement applies to the separate audited financial statements of each of The Art Institutes and historically has not been applied to the Company's consolidated financial statements. The acid test ratios for the Company's schools ranged from 1.08:1 to 3.46:1 at June 30, 1995 and from 1.13:1 to 8.82:1 at June 30, 1996.

EFFECT OF INFLATION

     The Company does not believe its operations have been materially affected by inflation.

IMPACT OF NEW ACCOUNTING STANDARDS


     Financial Accounting Standards Board Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS No. 121"), was issued in March 1995 and is effective for fiscal years beginning after December 15, 1995. This statement will be applied prospectively and requires that impairment losses on long-lived assets be recognized when the book value of the asset exceeds its expected undiscounted cash flows. The Company will adopt SFAS No. 121 during 1997, and adoption is not anticipated to have a material impact on the Company's financial position or results of operations.



     Financial Accounting Standards Board Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), was issued in October 1995. This statement establishes a "fair value based method" of financial accounting and related reporting standards for stock-based employee compensation plans. SFAS No. 123 becomes effective in 1997 and provides for adoption in the income statement or by disclosure in footnotes only. The Company anticipates continuing to account for its stock option plans under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" as permitted by SFAS No. 123, but will provide the new disclosure in the footnotes to its 1997 financial statements.

                                    BUSINESS

THE COMPANY


     EMC is among the largest providers of proprietary postsecondary education in the United States based on student enrollments and revenues. Through its operating units, The Art Institutes, NYRS, NCPT and NCPD, the Company offers associate's and bachelor's degree programs and non-degree programs in the areas of design, media arts, culinary arts, fashion and paralegal studies. The Company has provided career-oriented education programs for nearly 35 years, and its schools have graduated over 100,000 students. In the fall quarter of fiscal 1996, EMC's schools had approximately 14,000 students enrolled, representing all 50 states and 65 countries worldwide.



     The Company's main operating unit, The Art Institutes, consists of 11 schools in ten cities throughout the United States and accounted for approximately 92% of the Company's pro forma net revenues in fiscal 1996. Art Institute programs are designed to provide the knowledge and skills necessary for entry-level employment in various fields, including computer animation, multimedia, advertising design, culinary arts, graphic, interior and industrial design, video production and commercial photography. Those programs typically are completed in 18 to 27 months and culminate in an associate's degree. Four Art Institutes currently offer bachelor's degree programs, and EMC expects to continue to introduce bachelor's degree programs at schools in states in which applicable regulations permit proprietary postsecondary institutions, such as The Art Institutes, to offer such programs.



     The Company offers a culinary arts curriculum at six Art Institutes. In August 1996, the Company acquired NYRS, a well-known culinary arts and restaurant management school located in New York City, for $9.5 million in cash. NYRS offers an associate's degree program and certificate programs. On a pro forma basis, NYRS accounted for approximately 6% of the Company's net revenues in fiscal 1996. In September 1996, NYRS filed an application to reestablish its eligibility to participate in Title IV Programs with the U.S. Department of Education. Approval of this application is the final regulatory approval needed to complete the acquisition.



     The Company offers paralegal training at NCPT in Atlanta, a leading source of paralegals in the southeastern United States. NCPT offers certificate programs that generally are completed in four to nine months. NCPD maintains consulting agreements with seven colleges and universities to assist in the development, marketing and delivery of paralegal, nurse legal consultant and financial planner test preparation programs for recent college graduates and working adults. In fiscal 1996, the Company derived approximately 2% of its pro forma net revenues from NCPT and NCPD combined.



     EMC's primary objective is to provide career-focused education that maximizes employment opportunities for its students after graduation. EMC's graduates are employed by a broad range of employers nationwide. In calendar year 1995, approximately 87% of the graduates with Art Institute associate's degrees who were available for employment obtained positions in fields related to their programs of study within six months of graduation.



     The Company believes that demand for postsecondary education will generally increase due to (i) an increase of 20% in the number of new high school graduates from approximately 2.5 million in 1994 to 3.0 million in 2004 (as projected by the National Center for Education Statistics), (ii) the growing interest of working adults in enhancing their marketable skills, (iii) the income premium attributable to higher education degrees, and (iv) employers' continuing demand for entry-level workers with appropriate technical skills.



     EMC intends to capitalize on these favorable trends through continued implementation of broad strategic initiatives undertaken in 1994. Key elements of those initiatives and the results to date include:



     - Enhancing Growth at the Company's Schools: The total number of students attending The Art Institutes rose approximately 8% from the fall quarter of fiscal 1993 to the fall quarter of fiscal 1995, despite little change in the number of new high school graduates nationwide. In fiscal 1996, The Art Institutes experienced a 23% increase over the prior year in the number of applications from high school seniors for education programs starting in fiscal 1996 and fiscal 1997.

     - Improving Student Outcomes: At The Art Institutes, the average quarterly net persistence rate, a measure of the number of students that are enrolled during an academic quarter and advance to the next academic quarter, has improved from 88.4% in fiscal 1994 to 90.1% for the first three quarters of fiscal 1996. From calendar year 1993 to calendar year 1995, the placement rate for new graduates available for employment improved from 82.3% to 87.4% and average starting salaries rose 21% from approximately $15,700 to $19,000.



     - Opening or Acquiring Schools: Since the beginning of fiscal 1996, the Company has opened or acquired four schools: The Illinois Institute of Art at Chicago, The Illinois Institute of Art at Schaumburg, The Art Institute of Phoenix and NYRS.



     - Expanding Education Programs: Since the beginning of fiscal 1994, the Company has introduced culinary arts programs at three schools (in addition to acquiring NYRS), bringing the total number of such programs to six, and has added education program offerings in high growth fields such as computer animation, multimedia and video production. The Company also intends to begin offering degree programs in interactive multimedia programming and web site development in fiscal 1997.



     - Improving Operating Efficiencies: The Company has invested approximately $9.1 million in an integrated, customized information network that assists its managers and employees in maximizing internal efficiency. The Company believes that this investment in information systems technology significantly enhances its ability to integrate newly established or acquired schools into the Company's operations.



     The Company believes the experience of its management team and the substantial equity ownership of its employees are significant factors contributing to its success. EMC's senior management has an average of nine years with EMC and 18 years of experience in the education industry. Upon completion of the Offering, approximately 49% of the Common Stock (on a fully diluted basis, but excluding any additional shares purchased in the Offering) will be held by management and the ESOP.


COMPANY HISTORY


     The Company was organized as a Pennsylvania corporation in 1962. The Company's first significant acquisition was of The Art Institute of Pittsburgh in 1970.


     In 1971, Robert B. Knutson (currently the Chairman and Chief Executive Officer) became President of the Company. At that time, EMC consisted primarily of The Art Institute of Pittsburgh. Since 1971, the Company's net revenues have increased from approximately $3.5 million to $147.9 million in fiscal 1996.


     Between 1971 and fiscal 1985, the Company opened one school and acquired seven others, which were reorganized and greatly expanded. In 1986, the Company effected a leveraged transaction to permit a founding shareholder to retire. In 1989, the Company underwent a second leveraged transaction in connection with the establishment of the ESOP. Over the ten-year period ending June 30, 1996, the Company operated with a leveraged capital structure and generated sufficient cash flow to repay approximately $69.0 million of indebtedness. During that same period, the Company invested approximately $68.0 million in facilities and equipment.



     In fiscal 1994, EMC determined that certain strategic changes were required to position it for growth over the next decade. EMC began to install a company-wide, integrated information network and decided to substantially increase its expenditures on classroom technology, accelerate the pace of culinary program expansion, increase the rate at which new education programs were developed, restructure certain education programs, and establish or acquire schools in attractive markets. In addition, EMC implemented initiatives with the goal of improving student persistence rates and graduates' starting salaries.


INDUSTRY OVERVIEW

     According to the National Center for Education Statistics, education is the second largest sector of the U.S. economy, accounting for approximately 9% of gross domestic product in 1994, or over $600 billion. EMC's schools are part of the postsecondary education market, which accounts for approximately one-third of the total sector, or $200 billion. Of the approximately 6,000 postsecondary schools that are eligible to participate in Title IV Programs, approximately 500 are proprietary degree-granting institutions such as EMC's schools. The U.S. Department of Education estimates that by the year 2005 the number of students enrolled in higher education institutions will increase by more than 1.5 million to over 16 million students.



     The Company believes that a significant portion of the growth in the postsecondary education market will result from an increase in the number of new high school graduates. According to the U.S. Department of Education, the number of new high school graduates is expected to increase by approximately 20%, from
2.5 million graduates in 1994 to 3.0 million graduates in 2004. Significant growth is also expected to result from increased enrollment of working adults. The U.S. Department of Education estimates that, over the next five years, initial enrollments in postsecondary education institutions by working adults will increase more rapidly than initial enrollments of recent high school graduates.



     The postsecondary education industry is also expected to benefit from the public's increased recognition of the value of a postsecondary education. According to The National Center for Education Statistics, the percentage of recent high school graduates who continued their education after graduation increased from 53% in 1983 to 63% in 1993. The Company believes that the income premium associated with a postsecondary education has been a significant factor contributing to this trend. The Census Bureau has reported that, in 1995, a full-time male worker with an associate's degree earned an average of 37% more per year than a comparable worker with only a high school diploma, and a full-time male worker with a bachelor's degree earned an average of 72% more per year than a comparable worker with only a high school diploma. In addition, employment in technical occupations is expected to increase over the next several years as the demand for technically skilled labor increases.



     The Company believes that private degree-granting institutions, such as The Art Institutes and NYRS, will have an advantage over their principal competitors, the public two-year and four-year institutions, in capitalizing on the trends in the postsecondary education market. Private degree-granting institutions have the ability to work closely with employers to develop education programs. Well-capitalized companies, such as EMC, should benefit from their ability to absorb the increasing costs of regulatory compliance and capital expenditure requirements through their economies of scale and national marketing presence.


BUSINESS STRATEGY


     EMC intends to capitalize on the trends in the postsecondary education market, creating an opportunity for increased revenues and profitability, by:
(i) enhancing growth at its current schools, (ii) improving student outcomes,
(iii) opening or acquiring schools in attractive markets, (iv) expanding its program offerings and (v) continuing to improve operating efficiencies.



  ENHANCING GROWTH AT THE COMPANY'S SCHOOLS



     EMC believes that it will continue to benefit from trends relating to the growing number of potential students, particularly new high school graduates and working adults. EMC augmented its efforts to recruit high school students by enlarging its high school admissions staff by over 20% in fiscal 1996 and by increasing the number of visits to high schools to approximately 6,900 in fiscal 1996 (an increase of approximately 15% over fiscal 1995). The Company believes that, due in part to these efforts, applications from high school seniors in fiscal 1996 (for education programs starting in fiscal 1996 or fiscal 1997) were 23% greater than in fiscal 1995. The Company also believes it can penetrate the growing working adult market by introducing and augmenting evening and weekend degree programs. Following the first introduction of such programs at The Art Institute of Dallas in fiscal 1993, substantially all of The Art Institutes currently offer evening and weekend degree programs. The total number of students participating in such programs at The Art Institutes increased to approximately 1,000 students in the spring quarter of fiscal 1996 from 410 students in the spring quarter of fiscal 1995.



     In addition, the Company actively seeks international students for The Art Institutes. The Company employs both admissions personnel with international experience and independent recruiters abroad. Much of the Company's success in recruiting international students is based on referrals. In fiscal 1996, over 65% of foreign student applicants learned of The Art Institutes from friends, relatives, current students and alumni.

To accommodate the special needs of international students, staff members are assigned to act as international student advisors. Although international students currently constitute less than 5% of the total enrollments at The Art Institutes, new international student enrollments in fiscal 1996 were 26% greater than in fiscal 1995.


  IMPROVING STUDENT OUTCOMES


     EMC intends to continue to improve student persistence and graduate starting salaries in order to enhance the reputation of its schools and their education programs and increase student enrollments. Measures implemented by the Company include higher admissions standards, more comprehensive programs to assist new students in adjusting to college life, academic placement testing, remediation courses, improved faculty training and administrative resources dedicated to placement assistance. The Art Institutes' average net quarterly persistence rate, which measures the number of students that are enrolled during an academic quarter and advance to the next academic quarter, has increased from 88.4% in fiscal 1994 to 89.0% in fiscal 1995 to 90.1% for the first three quarters of fiscal 1996. From calendar year 1993 to calendar year 1995, The Art Institutes' placement rate for new graduates available for employment improved from 82.3% to 87.4% and average starting salaries rose 21% from approximately $15,700 to $19,000.


  TARGETING EXPANSION OPPORTUNITIES IN A FRAGMENTED MARKET


     To further its national presence and to take advantage of the highly fragmented postsecondary education market, EMC plans to establish new schools and to acquire existing schools in favorable locations. The Company analyzes a new market for enrollment potential, positive long-term demographic trends, the concentration of likely employers, the level of competition, facility costs, the availability of management talent and the regulatory approval process.



     Establishing New Schools. New schools, such as The Art Institute of Phoenix which the Company opened in fiscal 1996, will be established primarily as Art Institutes, allowing the Company to use its accumulated knowledge and experience in Art Institute operations. In recent years, the Company has developed a financial and operational model to analyze prospective start-up investments, which takes into account, among other things, enrollment projections, pre-opening expenditures, the marketing expenses necessary to build interest in a school and a risk/return profile.



     Acquiring Existing Schools. The Company also believes that significant opportunities exist for growth through acquisitions. In particular, many smaller institutions have limited resources to manage the increasingly complex regulatory environment or to fund the high costs of developing the new programs required to meet the changing demands of the employment market. The Company's acquisition focus will be on schools that (i) can be integrated efficiently into its existing operations, (ii) will benefit from EMC's expertise and scale in marketing and administration, and (iii) possess a strong, established reputation. In November 1995, the Company acquired the Ray College of Design (renamed The Illinois Institute of Art at Chicago and The Illinois Institute of Art at Schaumburg). In August 1996, the Company acquired (subject to obtaining certain regulatory approvals) NYRS, a well-known culinary arts and restaurant management school located in New York City.


  EXPANDING EDUCATION PROGRAMS


     EMC currently offers education programs in a variety of fields and continually seeks to optimize its portfolio of programs to meet both the needs of its students and the employment market. The Company believes that developing programs that balance the opportunities in the job market and the interests of students will increase enrollment and expand the Company's revenue base. Within two years of its development and introduction, the Company's computer animation curriculum had a fiscal fall 1996 enrollment of 1,700 students and generated tuition revenues during fiscal 1996 of approximately $18.7 million. In addition to the NYRS Acquisition, the Company has introduced culinary arts programs at six Art Institutes and plans to start one additional program in fiscal 1997.



     The Company also offers bachelor's degree programs in several of its fields of study which are designed to appeal to students seeking enhanced career preparation and credentials. Bachelor's degree programs benefit the Company by providing a longer revenue stream than two-year associate's degree programs. The Company will seek to introduce additional bachelor's degree programs at schools in states in which applicable regulations permit proprietary postsecondary institutions, such as The Art Institutes, to offer such programs. For fiscal 1997, the Company intends to introduce bachelor's degree programs in the areas of advertising design, computer animation, graphic design, industrial design and interactive multimedia programming. See "--The Business of Education -- Programs of Study."


  IMPROVING OPERATING EFFICIENCIES


     During the last three years, EMC has centralized many of its administrative functions to permit the staff at its schools to devote more of their efforts to attracting new students and promoting student success. Centralized administrative functions include: accounting, marketing, finance, real estate, student financial aid, curricula research and development, purchasing, human resource management, legal, regulatory and legislative affairs, information systems and technology support services. The Company believes that this centralization has contributed to operating efficiencies and has positioned the Company to control general and administrative costs more effectively during its planned expansion.



     The Company has invested approximately $9.1 million and devoted substantial resources to set-up an integrated, customized information network designed to assist Company personnel in maximizing internal efficiency. The Company believes that this system has improved its ability to recruit new students, administer student financial aid, prepare and track student academic schedules, monitor part-time and full-time employment opportunities for its students and graduates, perform general and student accounting and manage human resources. The Company believes that its investment in technology also facilitates the integration of acquisitions and newly established schools into the Company's operations.


THE BUSINESS OF EDUCATION


     EMC's primary mission is to maximize student success by providing students with the education necessary to meet employers' current and anticipated needs. To achieve this objective, the Company focuses on (i) marketing to a broad universe of potential students, (ii) admitting students who possess the relevant interests and capabilities, (iii) providing students with courses taught by industry professionals, and (iv) assisting students in job placement upon graduation.


  STUDENT RECRUITMENT AND MARKETING


     EMC seeks to attract students with both the motivation and ability to complete the programs offered by its schools. To generate interest, the Company engages in a broad range of activities to inform potential students and their parents about its schools and programs of study.



     The general reputation of The Art Institutes and referrals from current students, alumni and employers are the largest source of new students. The Company also employs marketing tools such as television and print media advertising, high school visits and recruitment events, and utilizes its internal advertising agency to create publications, television commercials, videos and other promotional materials for the Company's schools. The Company estimates that in fiscal 1996 referrals accounted for 37% of student enrollments at The Art Institutes, television advertising accounted for 23%, high school recruitment programs accounted for 18%, print media accounted for 12%, international marketing accounted for 3% and the remaining 7% was classified as miscellaneous. The goal of the Company's recruitment efforts is to increase awareness of the Company's schools among potential applicants in a cost-effective manner.



     The Company carefully monitors the effectiveness of its marketing efforts. In fiscal 1996, The Art Institutes' marketing efforts generated inquiries from approximately 179,000 qualified prospective students. The Art Institutes' inquiry-to-application conversion ratio increased from 6.6% in fiscal 1992 to 9.0% in fiscal 1996, and the applicant-to-new student ratio increased from 55.8% in fiscal 1992 to 66.7% in fiscal 1996.



     NYRS relies primarily on local television and referrals as its primary marketing tools. NCPT uses direct mail, local newspaper and print media and advertisements in related national trade periodicals to generate interest. Referrals, especially from employers, are an important source of new students for NCPT. In addition,

NCPT conducts an extensive recruitment program at colleges, featuring college visits, participation in college career fairs, posters and advertising in college newspapers.



     Each Art Institute employs a director of admissions, who reports to the president of that Art Institute, and assistant and associate directors of admissions. At each Art Institute, one or more of the assistant/associate directors is responsible for a different potential applicant pool. Several schools have assistant/associate directors who, together with independent representatives, recruit international students. Art Institutes that have culinary arts programs have assistant/associate directors who recruit solely for such programs. Other assistant/associate directors focus exclusively on high school seniors. Recruitment policies and procedures are coordinated centrally, but are implemented at each school individually.



     To capitalize on the growing number of new high school graduates, the Company employs approximately 50 high school representatives and utilizes a variety of strategies. In fiscal 1996, EMC high school representatives made presentations at approximately 6,900 high schools. During high school visits, student artwork, videos and a multimedia presentation are shown to students and educators to promote The Art Institutes. Each Art Institute also conducts college preview seminars at which prospective students can meet with a representative, view artwork and videos, and receive enrollment information. Summer teenager and teacher workshops are held to inform students and educators of the education programs offered by The Art Institutes. The Company's marketing efforts to reach young adults and working adults who may be attracted to evening and weekend degree programs are conducted through local newspaper advertising, direct mail campaigns and broadcast advertising.


  STUDENT ADMISSION AND RETENTION


     Any applicant for admission to an Art Institute is required to have a high school diploma or a recognized equivalent, submit a written essay and take a standardized academic diagnostic test used by many postsecondary institutions. Prospective students are interviewed to assess their qualifications, their interest in the degree programs offered by the applicable Art Institute and their commitment to their education. In addition, the curricula, student services, education cost, available financial resources and student housing are reviewed during interviews, and tours of the facilities are conducted for prospective students.



     At each Art Institute, student admissions is overseen by a committee, comprised principally of members of the faculty, that reviews each application and makes admissions decisions. Art Institute students are of varying ages and backgrounds. For fiscal 1996, approximately 29% of the entering students matriculated directly from high school, approximately 23% were between the ages of 19 and 21, approximately 28% were 22 to 29 years of age and approximately 20% were 30 years old or older.



     The Company recognizes that the ability to retain students until graduation is an important indicator of the success of its schools and that early academic intervention is crucial to improve student persistence and completion rates. As with other postsecondary institutions, many of the Company's students fail to complete their programs for a variety of personal, financial or academic reasons. To minimize the risk of student withdrawals, each Art Institute devotes staff resources to advise students regarding academic and financial matters, part-time employment and housing. Tutoring is encouraged for students experiencing academic difficulties. The average student-to-faculty ratio at the Company's schools was approximately 18:1 during fiscal 1996.



     At The Art Institutes, the average net quarterly persistence rate, which measures the number of students that are enrolled during an academic quarter advance to the next academic quarter improved from 88.4% in fiscal 1994 to 90.1% for the first three quarters of fiscal 1996. The Company believes that it has been able to improve its average net quarterly persistence rate, in part, due to its investment in academic programs, student academic testing and placement, remediation programs and faculty training initiatives, the increased availability of supplemental student financing and orientation and socialization programs designed to provide transition assistance to incoming students.



     The Company's schools bill students for their tuition and other institutional charges by the term of instruction, typically an academic quarter. Each school's refund policies must meet the requirements of the U.S. Department of Education and such school's state and accrediting agencies. Generally, if a student ceases attendance during the first 60% of his or her first term, the applicable school will refund institutional charges based on the number of weeks left in that term. After a student has attended 60% of that term, the school will retain 100% of the institutional charges. After a student's first term, the school refunds institutional charges based on the number of weeks attended in the quarter in which the student withdrew. Generally, after six weeks of a term, the school will retain 100% of the institutional charges for that academic quarter.


  PROGRAMS OF STUDY


     EMC's degree programs are designed to provide career-oriented education to students. The Company believes that the educational needs of students are served through curricula and a teaching/learning model that support the development of problem-solving skills, interpersonal and team skills, as well as technical and professional skills. The Art Institutes attempt to serve students through education provided by industry-experienced faculty, a low student-to-faculty ratio and an interactive learning methodology. Classes at The Art Institutes are scheduled throughout the year with quarterly start dates for the convenience of students. Classes at NYRS begin monthly and classes at NCPT begin three times annually.



     The development of new education programs at any postsecondary institution demands a substantial commitment of human resources and capital. Most new programs at The Art Institutes are now approved on a system-wide basis and are made available to each of The Art Institutes for implementation as determined by that school's administration and its Board of Trustees, where applicable. Faculty, employment assistance specialists, curricula advisory boards, industry experts, industry literature and employers are the most common sources for new program offerings. Approximately 425 employers are represented on local curricula advisory boards for The Art Institutes. Generally, proposed education programs are referred to a series of system-wide administrative bodies that decide whether to proceed with development of those programs. As part of such process, an independent contractor, or internal analyst where appropriate, may be retained to develop and compile data for the purpose of identifying both potential student interest in a program and the skills required of a graduate upon program completion. Such research is then used to produce a curriculum model for final review. The goals of the curriculum development process are to provide new program opportunities and to revise existing curricula to be consistent with changing industry needs.


     The Art Institutes offer the following degree programs, among others. Not all programs are offered at each Art Institute.

THE SCHOOL OF DESIGN                            THE SCHOOL OF MEDIA ARTS

Associate's Degree Programs                     Associate's Degree Programs
     Computer Animation                         Multimedia
     Graphic Design                             Photography
     Interior Design                            Video Production
     Industrial Design Technology               Web Development*

Bachelor's Degree Programs                      Bachelor's Degree Programs
     Advertising Design*                        Interactive Multimedia Programming*
     Computer Animation*
     Graphic Design*
     Interior Design
     Industrial Design*

THE SCHOOL OF CULINARY AND HOSPITALITY ARTS     THE SCHOOL OF FASHION
Associate's Degree Programs                     Associate's Degree Programs
     Culinary Arts                              Fashion Design
     Travel and Tourism                         Fashion Marketing

---------------
* New program for fiscal 1997.


     Approximately 5% of The Art Institutes' average quarterly student enrollments in fiscal 1996 were in specialized diploma programs. Academic credits from nearly all of the specialized diploma programs are fully transferable into associate's and bachelor's degree programs at The Art Institutes. Diploma programs are designed for working adults who seek to supplement their education or are interested in enhancing their marketable skills.



     The Company expects to continue to add additional bachelor's degree programs at schools in states in which applicable regulations permit proprietary postsecondary institutions, such as The Art Institutes, to offer such programs. In Pennsylvania, where there are two Art Institutes, the State Board of Education has declined to authorize proprietary postsecondary institutions, such as the Company's schools, to offer bachelor's degree programs. For several other Art Institutes, the Company has determined not to offer such programs at this time because of possible interference with the current accreditation process for those schools. See "--Accreditation."


  GRADUATE EMPLOYMENT


     The Company believes that employment of its graduates in occupations related to their fields of study is critical to the ability of its schools to continue to recruit students successfully. Based on information received from graduating students and employers, the Company believes that students graduating from The Art Institutes during the five fiscal years ended June 30, 1995 obtained employment in fields related to their programs of study as follows:


                                                                      PERCENT OF AVAILABLE GRADUATES
                                                     NUMBER OF                      WHO
                                                     AVAILABLE       REPORTED THEY OBTAINED EMPLOYMENT
GRADUATING CLASSES (CALENDAR YEAR)                  GRADUATES(1)      RELATED TO PROGRAM OF STUDY(2)
---------------------------------                   ------------     ---------------------------------
1995..............................................      3,734                       87.4%
1994..............................................      3,495                       86.4
1993..............................................      3,585                       82.3
1992..............................................      3,491                       81.4
1991..............................................      3,488                       84.1

---------------

(1) The term "Available Graduates" refers to all graduates except those pursuing further education, that are deceased, in active military service, with medical conditions that prevent such graduates from working, or who are international students no longer residing in the United States.


(2) For calendar years 1995 and 1994, the information presented reflects employment in fields related to graduates' programs of study within six months after graduation. Prior to calendar year 1994, the Company tracked graduate employment data based on employment rates within nine months after graduation.

     For calendar year 1995, the approximate average starting salaries of graduates of The Art Institutes with associate's degrees were as follows: The School of Culinary and Hospitality Arts -- $20,257; The School of
Design -- $20,308; The School of Fashion -- $16,881; The School of Media
Arts -- $16,465.


     Each Art Institute offers career-planning services to all graduating students through its employment assistance department. Specific career advice is provided during the last two quarters of a student's education. Interviewing techniques and resume-writing skills are developed, and students receive portfolio counseling where appropriate. The Art Institutes maintain contact with approximately 38,000 employers nationwide. Employment assistance advisors educate employers about the programs at The Art Institutes and the caliber of their graduates. Employment assistance advisors participate in professional organizations, trade shows and community events to keep apprised of industry trends and maintain relationships with key employers. The Company believes that the ability of employment assistance advisors to generate job leads and match employers' needs with graduates' skills and the active role of graduates in their own job searches are major reasons for the percentage of Art Institute graduates employed in their fields throughout the country.



     Employers of Art Institute graduates include the following companies, among others: American Greetings Corporation, Blockbuster Entertainment Group, The Boeing Company, Eddie Bauer, Inc., Ethan Allen Interiors Inc., Hallmark Cards, Inc., Humongous Entertainment, Inc., J. C. Penney Company, Inc., The May Department Stores Company, LucasArts Entertainment Company, Marriott International, Inc., Microsoft Corporation, The Neiman Marcus Group, Inc., Nordstrom, Inc., Sierra On-Line, Inc., Sun

Sportswear, Inc., Take2 Interactive Software, Inc., Time Warner Inc., Turner Broadcasting System, Inc., USAir Group, Inc., The Walt Disney Company and numerous radio and television stations across the country.



SCHOOLS



     The following table shows the location of each of EMC's schools, the name under which it operates, the date of its establishment, the date EMC opened or acquired it, and the number of students enrolled as of the beginning of the second quarter of fiscal 1996.



                                                                  CALENDAR YEAR     FISCAL YEAR EMC
SCHOOL                                          LOCATION           ESTABLISHED      ACQUIRED/OPENED     ENROLLMENT(1)
------                                          --------         ---------------   ------------------   -------------
The Art Institute of Atlanta............  Atlanta, GA                  1949               1971              1,412
The Art Institute of Dallas.............  Dallas, TX                   1964               1985              1,204
The Art Institute of Fort Lauderdale....  Fort Lauderdale, FL          1968               1974              1,923
The Art Institute of Houston............  Houston, TX                  1974               1979              1,112
The Art Institute of Philadelphia.......  Philadelphia, PA             1971               1980              1,728
The Art Institute of Phoenix............  Phoenix, AZ                  1995               1996                  -
The Art Institute of Pittsburgh.........  Pittsburgh, PA               1921               1970              2,221
The Art Institute of Seattle............  Seattle, WA                  1946               1982              1,963
The Colorado Institute of Art...........  Denver, CO                   1952               1976              1,518
The Illinois Institute of Art at
  Chicago...............................  Chicago, IL                  1916               1996                  -
The Illinois Institute of Art at
  Schaumburg............................  Schaumburg, IL               1983               1996                  -
National Center for Paralegal
  Training..............................  Atlanta, GA                  1973               1973                326
New York Restaurant School..............  New York, NY                 1980               1997                  -


---------------

(1) Enrollments are as of October 1, 1995 (i.e., the start of the 2nd quarter of fiscal 1996), prior to the acquisitions of The Illinois Institutes of Art and NYRS and prior to the start-up of The Art Institute of Phoenix.


GOVERNANCE OF THE ART INSTITUTES


     EMC believes that the governance structure for The Art Institutes differs from governance structures at other proprietary school systems and possesses several advantages. EMC's three-tier structure is modeled on the one used by many state college and university systems. One of the advantages of this structure is to permit each of EMC's schools to be recognized by regulatory authorities and accrediting agencies on an individual basis, thereby enabling the school to be accredited in its geographic region.



     The Board of Directors of AII approves the annual and long-range operating plans of The Art Institutes, including their annual budgets. The AII Board of Directors also appoints the members of the AII System Coordinating Board, the primary focus of which is AII system-wide education quality. The AII System Coordinating Board coordinates education research, development and planning. It also communicates with external governmental and corporate entities on behalf of AII, approves new education programs, reviews existing programs and assists The Art Institutes in developing policies and procedures.



     At most of The Art Institutes, a Board of Trustees is vested with the management of the school's business and affairs. Thus, each Art Institute puts its own imprint on the academic programs it offers, consistent with applicable state laws, regulations and licensure requirements and accreditation standards, while maintaining compatibility among The Art Institutes. Each Board of Trustees is empowered to select the president and adopt institutional policies and procedures to achieve the mission of its Art Institute.



     In addition, in calendar 1994, AII organized an International Advisory Board (the "IAB"). The IAB is comprised of renowned artists, designers, chefs and entertainment professionals who provide advice and support to AII. Members of the IAB also review curricula as requested and provide other services as agreed upon by the IAB members.



TECHNOLOGY



     EMC is committed to providing its students access to the technology necessary for developing the skills required by their education programs. To help fulfill this commitment, at June 30, 1996, The Art Institutes had approximately 1,450 desktop computers with applicable software in classroom laboratories, largely operating on a seven-day per week basis. Each Art Institute monitors the utilization of these classroom laboratories to ensure that students have sufficient and appropriate equipment and software. Animation students use powerful desktop and workstation computer technologies to create, animate, color and render two-dimensional and three-dimensional projects. Multimedia students integrate digital audio, screen-layout and motion content into their productions. Design students make significant use of technologies for computer-aided design and layout, photo composition and digital prepress applications. Video production students use computer technologies for programming schedules, digital non-linear editing and special effects. Photography students utilize computers to translate traditional silver-based images into digital forms, where composition, perspective, sharpness and color can be manipulated. Interior and industrial design students learn to use computer-aided drafting and visualization technology and equipment.



     The Art Institutes have implemented a process to systematize the specification and acquisition of equipment, computer hardware and software based upon present and proposed curricula. Through its director of technology and a technology committee comprised of key faculty and technology staff, each Art Institute researches and monitors changing market and technological requirements. These efforts, conducted in each school's market area and coordinated on a national basis, are used to develop a system-wide, unified strategy for the purchase and implementation of classroom technology.



MANAGEMENT AND EMPLOYEES



     EMC is led by a senior management team possessing an average of more than 18 years of experience in the education industry and nine years with the Company. A substantial majority of the management team has an ownership interest in the Company through direct holdings, participation in the ESOP or both. As of June 30, 1996, EMC had 1,328 full-time and 536 part-time staff and faculty. The staff and faculty are experienced in assessing the needs of the employment markets and designing and updating education programs to prepare students for employment opportunities. Many faculty members are or have been successful professionals in their respective fields.



NATIONAL CENTER FOR PARALEGAL TRAINING



     NCPT is one of the leading sources of paralegals in the southeastern United States. NCPT offers certificate programs in paralegal studies to recent college graduates, employer-sponsored students and adults interested in changing careers. Programs offered by NCPT include: business transactions, estates, trusts and wills, litigation, real estate and mortgages, employee benefit plans and general practice. NCPT also offers a certificate program in nurse legal consulting. NCPT paralegal graduates are employed as paralegals in law firms and corporations. Nurse legal consultants typically are employed on a project basis and are trained to be independent contractors. NCPT had a total fall fiscal 1996 enrollment of 326 students.



NATIONAL CENTER FOR PROFESSIONAL DEVELOPMENT



     NCPD maintains consulting relationships with seven colleges and universities. NCPD offers a wide range of services to its college and university clients, including assistance with curriculum development, the formulation and execution of marketing strategies for the program offerings, training for admissions staff and program directors, preparation of annual program budgets, establishment of instructor evaluation guidelines and development of strategies for employment assistance and consultation on other academic issues as requested by a client institution. Certificate programs, developed by NCPD and offered by its client institutions, are paralegal studies, nurse legal consultant training and financial planner test preparation. In the fall of fiscal 1996, NCPD client institutions had 1,263 students enrolled in these programs.


COMPETITION


     The postsecondary education market is highly competitive. The Art Institutes compete with traditional public and private two-year and four-year colleges and universities and other proprietary schools. Certain public and private colleges and universities may offer programs similar to those of The Art Institutes. Public institutions are often able to charge lower tuition than The Art Institutes due in part to government subsidies, government and foundation grants, tax-deductible contributions and other financial sources not available to proprietary schools. However, tuition at private non-profit institutions is, on average, higher than The Art Institutes' tuition.



     EMC believes its students are well served by its student-centered education environment, career-oriented curricula developed with employer input, the effectiveness of its employment assistance activities and its national reputation and market presence. The Company believes that its students also should benefit from its investments in technology, including modern facilities with well-equipped classrooms, programs that permit attendance year-round thereby facilitating early graduation, and the Company's commitment to selecting faculty with appropriate academic credentials and relevant employment experience. The competitive strengths of EMC's schools also include the ability to address evolving regulatory and accreditation requirements.


FACILITIES


     EMC's schools are located in major metropolitan areas in nine states. Typically, the schools occupy an entire building or several floors or portions of floors in a building. The Company and its subsidiaries lease all of their facilities, except in Denver where one building with 44,495 square feet is owned by the Company. Such leases currently have remaining terms ranging from less than one year to 18 years and typically include options for renewal. Most school leases are guaranteed by EMC. In fiscal 1996, the Company and its subsidiaries paid approximately $10.5 million in rent for educational and administrative facilities.



     New leases entered into for schools typically are for ten years to 15 years, with two to four five-year renewal options. Currently, the Company expects to spend $40 to $50 per square foot, in addition to any allowance provided by the landlord, to make improvements necessary for the facility to meet the Company's operating standards. For new or rapidly growing schools, a lease typically provides for expansion rights within a building in order to accommodate increases in student enrollment.



     The majority of schools lease facilities for student parking and housing. These arrangements generally are intended to assist only a limited number of a school's students, are designed to be flexible, are for terms of one to five years and usually do not involve an EMC guarantee. Annual rent for school-sponsored housing arrangements ranges from approximately $80,000 to $1.2 million per school, depending on the number of housing units and local market conditions.



     Most of the leases of the Company and its subsidiaries that address environmental issues provide that (i) the landlord is responsible for compliance with environmental laws with respect to conditions in existence prior to the relevant school's use or occupancy, and (ii) the school generally is responsible for any environmental conditions caused by such school's occupancy. The Company has no knowledge of any environmental conditions for which it could be liable at any school location.



     The following table sets forth certain information as of September 30, 1996 with respect to the principal properties leased by the Company and its subsidiaries:


LOCATION                                               LOCATION
(CITY/STATE)                     SQUARE FEET           (CITY/STATE)                     SQUARE FEET
-----------                      -----------           -----------                      -----------
Phoenix, AZ                         53,500             New York, NY                        30,500
Denver, CO                          59,755             Philadelphia, PA(3)                 80,000
Ft. Lauderdale, FL(1)              118,500             Pittsburgh, PA                      25,985
Atlanta, GA(2)                      88,250             Pittsburgh, PA(4)                  126,500
Atlanta, GA                         14,570             Dallas, TX(5)                       75,250
Chicago, IL                         24,500             Houston, TX                         79,345
Schaumburg, IL                      17,000             Seattle, WA                        114,750

---------------


(1) This property is owned in part by a limited partnership that includes one current member of EMC's management who is also a director among its limited partners. See "Certain Transactions."

(2) This lease permits the landlord to cancel the lease's five-year renewal option with respect to a portion of this property in 1997. If the landlord exercises this cancellation right, the lease will expire in the year 1999.



(3) This property is owned indirectly by a limited partnership that includes one current member of EMC's management who is also a director and another current director of EMC among its limited partners. See "Certain Transactions."



(4) This lease expires in the year 2000 with no renewal option.



(5) This lease expires in the year 1999 with no renewal option.


ACCREDITATION


     Accreditation is a process through which an institution submits itself to qualitative review by an organization of peer institutions. Accrediting agencies primarily examine the academic quality of the instructional programs of an institution, and a grant of accreditation is generally viewed as certification that an institution's programs meet generally accepted academic standards. Accrediting agencies also review the administrative and financial operations of the institutions they accredit to ensure that each institution has the resources to perform its educational mission.



     Pursuant to provisions of the HEA, the U.S. Department of Education relies on accrediting agencies to determine whether institutions' educational programs qualify them to participate in Title IV Programs. The HEA specifies certain standards that all recognized accrediting agencies must adopt in connection with their review of postsecondary institutions. Accrediting agencies that meet U.S. Department of Education standards are recognized as reliable arbiters of educational quality. All of EMC's schools are accredited by one or more accrediting agencies recognized by the U.S. Department of Education. Four of the Company's schools are either accredited by, or are candidates for accreditation with, one of the six regional accrediting agencies that accredit virtually all of the public and private non-profit colleges and universities in the United States.

     The accrediting agencies for each of the Company's schools are set forth in the following table (for schools accredited by more than one recognized accrediting agency, the primary accrediting agency is listed first):


SCHOOL                                          ACCREDITING AGENCY
------                                          ------------------
The Art Institute of Atlanta                    Commission on Colleges of the Southern
                                                Association of Colleges and Schools
                                                ("COC of SACS")
The Art Institute of Dallas                     Accrediting Commission of Career Schools and
                                                Colleges of Technology ("ACCSCT")
                                                COC of SACS (Candidate)
The Art Institute of Ft. Lauderdale             ACCSCT
The Art Institute of Houston                    ACCSCT
                                                COC of SACS (Candidate)
The Art Institute of Philadelphia               ACCSCT
The Art Institute of Phoenix                    ACCSCT
The Art Institute of Pittsburgh                 ACCSCT
The Art Institute of Seattle                    ACCSCT
                                                Commission on Colleges of the Northwest
                                                Association of Schools and Colleges
                                                (Candidate)
The Colorado Institute of Art                   ACCSCT
The Illinois Institute of Art at Chicago        ACCSCT
The Illinois Institute of Art at Schaumburg     ACCSCT
National Center for Paralegal Training (NCPT    Accrediting Council for Independent Colleges
  Inc.)                                         and Schools
New York Restaurant School                      ACCSCT
                                                New York State Board of Regents



     The HEA requires each recognized accrediting agency to submit to a periodic review of its procedures and practices by the U.S. Department of Education as a condition of its continued recognition. Each of the accrediting agencies listed above has been reviewed within the past 18 months and has had its recognition extended, except for the Commission on Colleges of the Northwest Association of Schools and Colleges, which is scheduled for review in 1997.



     An accrediting agency may place an institution on "reporting" status in order to monitor one or more specified areas of a school's performance. An institution placed on reporting status is required to report periodically to its accrediting agency on that school's performance in the specified areas. While on reporting status, an institution may not open and commence teaching at new locations without first receiving a waiver from its accrediting agency. Three of the Company's schools have been placed on reporting status by their accrediting agency, based on that accrediting agency's concern about two schools' reported student completion rates for certain programs and the other school's overall student completion rate. The accrediting agency's standards define a program's completion rate as the percentage of the students who started that program during a twelve-month period and who have either graduated from that program within a period of time equal to 150% of that program's length or withdrawn from that program during the same period in order to accept full-time employment in the occupation or job category for which the program was offered. Because that calculation can only be performed after a student's scheduled completion date, it does not provide a timely basis for a school to affect student outcomes. For that reason, the Company uses the net quarterly persistence rate as a method to track the retention rate of students. Such rate is equal to the number of students in a program at the beginning of an academic quarter, including any formerly withdrawn students who restarted the program during the prior academic quarter, divided by the number of students enrolled in that program at the beginning of that prior academic quarter.

     Each of the three schools on reporting status has filed completion and placement reports as required by the accrediting agency, using the accrediting agency's definition of student completion rate. Although the accrediting agency has acknowledged that there has been some improvement with respect to the completion rates of some programs at the schools, and although for two of the schools the total number of students enrolled in the programs being monitored is only a small portion of those schools' total enrollments, the accrediting agency has continued each of the three institutions on reporting status based on its concern about some of the reported completion rates. The Company plans to request that the accrediting agency remove two of those schools from reporting status in early 1997 based on their improved student completion rates. The third school, which was placed on reporting status in August 1995, will likely remain on reporting status until at least late 1997. EMC's expansion plans do not depend on any of those schools opening additional locations while on reporting status with the applicable accrediting agency. See "Risk Factors -- Potential Adverse Effects of Regulation; Impairment of Federal Funding -- Accreditation."


STUDENT FINANCIAL ASSISTANCE


     As is the case at most other postsecondary institutions, many students enrolled at one of EMC's schools must rely, at least in part, on financial assistance to pay the cost of their education. The largest source of such support is the federal programs of student financial assistance under Title IV of the HEA. Additional sources of funds include other federal grant programs, state grant and loan programs, private loan programs and institutional grants and scholarships.



     To provide students access to financial assistance resources available through Title IV Programs, a school must be (i) authorized to offer its programs of instruction by the relevant agency of the state in which it is located, (ii) accredited by an accrediting agency recognized by the U.S. Department of Education, and (iii) certified as an eligible institution by the U.S. Department of Education. In addition, that school must ensure that Title IV Program funds are properly accounted for and disbursed in the correct amounts to eligible students. See "Risk Factors -- Potential Adverse Effects of Regulation; Impairment of Federal Funding."



     Under the HEA and its implementing regulations, each of the Company's schools that participates in Title IV Programs must comply with certain standards on an institutional basis. For purposes of these standards, the regulations define an institution as a main campus and its additional locations (formerly called branch campuses), if any. Under this definition, each of the Company's schools is a separate institution, except for The Art Institute of Phoenix, which is an additional location of The Colorado Institute of Art, and The Illinois Institute of Art at Schaumburg, which is an additional location of The Illinois Institute of Art at Chicago.



     All Art Institutes participate in Title IV Programs. NCPT has not yet participated in Title IV Programs, but plans to apply for eligibility to participate before the end of the 1996 calendar year. Due to its recent acquisition by EMC, NYRS is not currently participating in such programs. NYRS filed an application with the U.S. Department of Education in September 1996 to reestablish its eligibility to participate in Title IV Programs, and the Company believes that its participation will be approved. If the U.S. Department of Education declines to approve NYRS's continued participation in Title IV Programs, the Company has the right to rescind the NYRS Acquisition. See "Risk Factors -- Potential Adverse Effects of Regulation; Impairment of Federal Funding."


     NATURE OF FEDERAL SUPPORT FOR POSTSECONDARY EDUCATION


     While the states support public colleges and universities primarily through direct state subsidies, the federal government provides a substantial part of its support for postsecondary education in the form of grants and loans to students who can use this support at any institution that has been certified as eligible by the U.S. Department of Education. Title IV Programs have provided aid to students for more than 30 years and, since the mid-1960's, the scope and size of such programs have steadily increased. Since 1972, Congress has expanded the scope of the HEA to provide for the needs of the changing national student population, by, among other things, providing that students at proprietary schools are eligible for assistance under Title IV Programs, establishing a program for loans to parents of eligible students, opening Title IV Programs to part-time students, increasing maximum loan limits and eliminating the requirement that students demonstrate financial need to obtain federally guaranteed student loans. Most recently, the FDSL program was enacted, enabling students to obtain loans from the federal government rather than from commercial lenders. In recent years, federal funds appropriated for Title IV Programs have increased from $8.5 billion for the federal fiscal year ending September 30, 1994 to $10.1 billion for the federal fiscal year ending September 30, 1996. The volume of federally guaranteed student loans (and, more recently, loans issued under the FDSL program) has increased from $17.9 billion in the federal fiscal year ending September 30, 1993 to $24.7 billion in the federal fiscal year ending September 30, 1995.


     Students at EMC's schools receive grants and loans to fund their education under several Title IV Programs, of which the two largest are the Federal Pell Grant ("Pell") program and the FFEL program. The Company's schools also participate in the Federal Supplemental Educational Opportunity Grant ("FSEOG") program, the Perkins program and the Federal Work-Study ("FWS") program. Most of the Company's schools also have been selected by the U.S. Department of Education to participate in the FDSL program.



     Pell. Pell grants are the primary component of the Title IV Programs under which the U.S. Department of Education makes grants to students who demonstrate financial need. Every eligible student is entitled to receive a Pell grant; there is no institutional allocation or limit. Grants presently range from $400 to $2,470 per year. Amounts received by students enrolled in the Company's schools in fiscal 1996 under the Pell program equalled approximately 6% of the Company's net revenues.



     FSEOG. FSEOG awards are designed to supplement Pell grants for the neediest students. FSEOG grants generally range in amount from $100 to $4,000 per year; however, the availability of FSEOG awards is limited by the amount of those funds allocated to an institution under a formula that takes into account the size of the institution, its costs and the income levels of its students. At most of the Company's schools, FSEOG awards generally do not exceed $1,200 per eligible student per year. The Company is required to make a 25% matching contribution for all FSEOG program funds disbursed. Resources for this institutional contribution may include institutional grants and scholarships and, in certain states, portions of state scholarships. In fiscal 1996, the Company's required 25% institutional match was approximately $710,000. Amounts received by students in the Company's schools under the FSEOG program in fiscal 1996 equalled less than 2% of the Company's net revenues.



     FFEL. The FFEL program consists of two types of loans, Stafford loans, which are made available to students regardless of financial need, and PLUS loans, which are made available to parents of students classified as dependents. Under the Stafford loan program, a student may borrow up to $2,625 for the first academic year, $3,500 for the second academic year and, in some educational programs, $5,500 for each of the third and fourth academic years. Students with significant financial need qualify for interest subsidies while in school and during grace periods. Students who are classified as independent can increase their borrowing limits and receive additional unsubsidized Stafford loans. Such students can obtain an additional $4,000 for each of the first and second academic years and, depending upon the educational program, an additional $5,000 for each of the third and fourth academic years. The obligation to begin repaying Stafford loans does not commence until six months after a student ceases enrollment as at least a half-time student. Amounts received by students in the Company's schools under the Stafford program in fiscal 1996 equalled approximately 42% of the Company's net revenues. PLUS loans may be obtained by the parents of a dependent student in an amount not to exceed the difference between the total cost of that student's education (including allowable expenses) and other aid to which that student is entitled. Amounts received by students in the Company's schools under the PLUS loan program in fiscal 1996 equalled approximately 13% of the Company's net revenues.



     Perkins. Eligible undergraduate students may borrow up to $3,000 under the Perkins program during each academic year, with an aggregate maximum of $15,000, at a 5% interest rate and with repayment delayed until nine months after the termination of studies. Perkins loans are made from a revolving account, 75% of which is capitalized by the U.S. Department of Education. Subsequent federal capital contributions in the same proportion may be received if an institution meets certain requirements. Each school collects payments on Perkins loans from its former students and reloans those funds to currently enrolled students. Collection and disbursement of Perkins loans is the responsibility of each participating institution. During fiscal 1996, the Company collected approximately $2,200,000 from its former students. In fiscal 1996, the Company's required matching contribution was approximately $224,000. The Perkins loans disbursed to students in the Company's schools in fiscal 1996 equalled approximately 2% of the Company's net revenues.



     Federal Work-Study. Under the FWS program, federal funds are made available to pay up to 75% of the cost of part-time employment of eligible students, based on their financial need, to perform work for the institution or for off-campus public or non-profit organizations. At least 5% of an institution's FWS allocation must be used to fund student employment in community service positions. In fiscal 1996, FWS funds accounted for less than 1% of the Company's net revenues.



     FDSL. Under the FDSL program, students may obtain loans directly from the U.S. Department of Education rather than commercial lenders. The conditions on FDSL loans are generally the same as on loans made under the FFEL program. Ten of the Company's 13 schools have been selected by the U.S. Department of Education to participate in the FDSL program, but none have elected to participate since their respective students' loan needs continue to be satisfied under the FFEL program.


     AVAILABILITY OF LENDERS


     Four lending institutions (Bank One, Indianapolis, National Association; National City Bank, Indiana; Central Bank; and Mellon PSFS (NJ) National Association) currently provide over 80% of all federally guaranteed loans to students attending the Company's schools. While the Company believes that other lenders would be willing to make federally guaranteed student loans to its students if loans were no longer available from its current lenders, there can be no assurance in this regard. In addition, the HEA requires the establishment of lenders of last resort in every state to make loans to students at any school that cannot otherwise identify lenders willing to make federally guaranteed loans to its students.


     One student loan guaranty agency currently guarantees over 90% of all federally guaranteed student loans made to students enrolled at the Company's schools. The Company believes that other guaranty agencies would be willing to guarantee loans to the Company's students if that agency ceased guaranteeing those loans or reduced the volume of those loans guaranteed.


     OTHER FINANCIAL ASSISTANCE SOURCES



     Students at several of the Company's schools participate in state grant programs. In fiscal 1996, approximately 2% of the Company's net revenues was derived from state grant programs. In addition, certain students at some of the Company's schools receive financial aid provided by the United States Department of Veterans Affairs, the United States Department of the Interior (Bureau of Indian Affairs) and the Rehabilitative Services Administration of the U.S. Department of Education (vocational rehabilitation funding). In fiscal 1996, financial assistance from such federal programs equalled less than 2% of the Company's net revenues. The Art Institutes also provide institutional scholarships to qualified students. In fiscal 1996, institutional scholarships had a value equal to approximately 3% of the Company's net revenues. In September 1995, the Company negotiated access to a supplemental loan program with a commercial bank that allows students to repay loans over ten years after graduation and allows students with lower than average credit ratings to obtain loans. The Art Institutes are the only institutions offering two-year education programs that are eligible to participate in that loan program. The primary objective of such loan program is to lower the monthly payments required of students. Such loans are without recourse to the Company or its schools.


     FEDERAL OVERSIGHT OF TITLE IV PROGRAMS


     The substantial amount of federal funds disbursed through Title IV Programs coupled with the large numbers of students and institutions participating in them have led to instances of fraud, waste and abuse. As a result, the United States Congress has required the U.S. Department of Education to increase its level of regulatory oversight of schools to ensure that public funds are properly used. Each institution must annually submit to the U.S. Department of Education an audit by an independent accounting firm of that school's compliance with Title IV Program requirements, as well as audited financial statements. The U.S. Department of Education also conducts compliance reviews, which include on-site evaluations, of several hundred institutions each year, and directs student loan guaranty agencies to conduct additional reviews relating to student loan programs. In addition, the Office of the Inspector General of the U.S. Department of

Education conducts audits and investigations in certain circumstances. Under the HEA, accrediting agencies and state licensing agencies also have responsibilities for overseeing institutions' compliance with Title IV Program requirements. As a result, each participating institution, including each Art Institute and NYRS, is subject to frequent and detailed oversight and must comply with a complex framework of laws and regulations or risk being required to repay funds or becoming ineligible to participate in Title IV Programs. See "Risk Factors -- Potential Adverse Effects of Regulation; Impairment of Federal Funding."


     Largely as a result of this increased oversight, more than 800 institutions have either ceased to be eligible for, or have voluntarily relinquished their, participation in some or all Title IV Programs since October 1, 1992. This has reduced competition among institutions with respect to certain markets and education programs. Due to the specialized nature of their education programs, the reduction in the number of participating institutions has had no substantial effect on The Art Institutes.


     Cohort Default Rates. A significant component of the Congressional initiative aimed at reducing fraud, waste and abuse was the imposition of limitations on participation in Title IV Programs by institutions whose former students defaulted on the repayment of federally guaranteed student loans at an "excessive" rate. Since the U.S. Department of Education began to impose sanctions on institutions with cohort default rates above certain levels, more than 600 institutions have lost their eligibility to participate in some or all Title IV Programs for this reason. However, many institutions, including all of The Art Institutes, have responded by implementing aggressive student loan default management programs aimed at reducing the likelihood of students failing to repay their loans in a timely manner.



     A cohort default rate under the FFEL program is calculated on an annual basis as the rate at which student borrowers scheduled to begin repayment on their loans in one federal fiscal year default on those loans by the end of the next federal fiscal year. Any institution whose FFEL cohort default rates equal or exceed 25% for three consecutive years will no longer be eligible to participate in that program or the FDSL program for the remainder of the federal fiscal year in which the U.S. Department of Education determines that such institution has lost its eligibility and for the two subsequent federal fiscal years. (A provision of the appropriations bill for the U.S. Department of Education for federal fiscal year 1996 also disqualifies such an institution from further participation in the Pell program, but that law is only applicable for one year and it is not clear that the United States Congress will enact a similar provision in future years.) In addition, an institution whose FFEL cohort default rate for any federal fiscal year exceeds 40% may have its eligibility to participate in all Title IV Programs limited, suspended or terminated. Since the calculation of FFEL cohort default rates involves the collection of data from many non-governmental agencies (i.e., lenders and private guarantors), as well as the U.S. Department of Education, the HEA provides a formal process for the review and appeal of the accuracy of FFEL cohort default rates before the U.S. Department of Education takes any action against an institution based on its FFEL cohort default rates.



     None of the Company's schools has had a FFEL cohort default rate of 25% or greater for three consecutive federal fiscal years. One of The Art Institutes, which accounted for approximately 8% of the Company's net revenues in fiscal 1996, had a published FFEL cohort default rate of 25.8% for federal fiscal year 1993 (the latest year for which rates have been published) and has received a preliminary FFEL cohort default rate of 28.6% for federal fiscal year 1994. That school's published FFEL cohort default rate for federal fiscal year 1992 was less than 25%. The remainder of the Company's schools had published 1993 FFEL cohort default rates and preliminary 1994 rates below 25%. For federal fiscal year 1993, the combined FFEL cohort default rate for all borrowers at the Company's schools was 18.6% and the individual schools' rates ranged from 10.3% to 25.8%. The average FFEL cohort default rate for all proprietary institutions for federal fiscal year 1993 was 23.9%. For federal fiscal year 1994, the combined preliminary FFEL cohort default rate for all borrowers at the Company's schools was 18.4% and the individual schools' rates ranged from 9.0% to 28.6%. (Preliminary cohort default rates are subject to revision by the U.S. Department of Education based on information that schools and guaranty agencies identify and submit to the U.S. Department of Education for review, which is intended to correct data previously provided to the U.S. Department of Education. Any such adjustment will be made by the U.S. Department of Education prior to the time that final rates are officially published. The previously referred to Art Institute has submitted such corrections for its preliminary 1994 cohort default rate.) The Company understands that the U.S. Department of Education anticipates issuing official 1994 FFEL cohort default rates in November or December 1996, and the Company expects preliminary 1995 FFEL cohort default rates to be issued early in calendar year 1997.



     If an institution's FFEL cohort default rate equals or exceeds 25% in any of the three most recent federal fiscal years, or if its cohort default rate for loans under the Perkins program exceeds 15% for any federal award year (i.e., July 1 through June 30), that institution may be placed on provisional certification status for up to four years. Provisional certification does not limit an institution's access to Title IV Program funds; however, an institution with provisional status is under closer review by the U.S. Department of Education and may be subject to summary adverse action if it commits significant violations of Title IV Program requirements. To EMC's knowledge, the U.S. Department of Education reviews an institution's compliance with the cohort default rate thresholds described in this paragraph only when that school is otherwise subject to a U.S. Department of Education certification review. Five of the Company's schools (including the school discussed in the preceding paragraph), which accounted for approximately 55.1% in the aggregate, or between approximately 8.0% and 14.4% individually, of the Company's net revenues in fiscal 1996, have Perkins cohort default rates in excess of 15% for students who were scheduled to begin repayment in the 1994/1995 federal award year, the most recent year for which such rates have been calculated. Thus, those schools could be placed on provisional certification status, which would subject them to closer review by the U.S. Department of Education. To date, none of those schools has been placed on such status. If one of those schools were placed on provisional certification status for this reason and that school reduced its Perkins cohort default rate below 15% in a subsequent year, that school could ask the U.S. Department of Education to remove the provisional status. One of those schools is in the process of withdrawing voluntarily from participation in the Perkins program. Another one of those schools currently has an application pending with the U.S. Department of Education for recertification to participate in Title IV Programs.



     Each of the Company's schools has adopted a student loan default management plan. Those plans provide for extensive loan counseling, methods to increase student persistence and completion rates and graduate employment rates, strategies to increase graduates' salaries and, for most schools, the use of external agencies to assist the school with loan counseling and loan servicing if a student ceases attending that school. Those activities are in addition to the loan servicing and collection activities of FFEL lenders and guaranty agencies. See "Risk Factors -- Potential Adverse Effects of Regulation; Impairment of Federal Funding -- Student Loan Defaults."



     Increased Regulatory Scrutiny. The 1992 reauthorization of the HEA contained a three-part initiative, referred to as the Program Integrity Triad, intended to increase regulatory scrutiny of postsecondary education institutions. Part one of that initiative required each state to establish a State Postsecondary Review Entity ("SPRE") to review certain institutions within that state to determine their eligibility to continue participating in Title IV Programs. SPRE review would be mandatory for an institution that met specified statutory criteria, such as high cohort default rates, lack of financial responsibility, certain changes in ownership or a pattern of student complaints, and would be conducted using standards developed by the applicable SPRE based on guidelines in the HEA. Currently, no SPREs are actively functioning. The United States Congress has declined to provide funding for SPREs in appropriations legislation that has been signed into law, the U.S. Department of Education has not requested any future funding for SPREs, and the United States House of Representatives has passed legislation repealing SPRE authority.



     Part two of the Program Integrity Triad expanded the role of accrediting agencies in the oversight of institutions participating in Title IV Programs. As a result, the accrediting agencies of which the Company's schools are members have increased the depth and intensity of reviews and have expanded examinations in such areas as financial responsibility and timeliness of student refunds. The Program Integrity Triad provisions also require each accrediting agency recognized by the U.S. Department of Education to undergo comprehensive periodic reviews by the U.S. Department of Education to ascertain whether such accrediting agency is adhering to required standards. Each accrediting agency that accredits any of the Company's schools (with the exception of the Commission on Colleges of the Northwest Association of Schools and Colleges, an accrediting agency for The Art Institute of Seattle) has been reviewed by the U.S. Department of Education under the Program Integrity Triad provisions and reapproved for continued recognition by the U.S. Department of Education.

     Part three of the Program Integrity Triad tightened the standards to be applied by the U.S. Department of Education in evaluating the financial responsibility and administrative capability of institutions participating in Title IV Programs, and mandated that the U.S. Department of Education periodically review the eligibility and certification to participate in Title IV Programs of every such eligible institution. By law, all institutions are required to undergo such a recertification review by the U.S. Department of Education by 1997 and every four years thereafter. Under these standards, each of the Company's schools would be evaluated by the U.S. Department of Education more frequently than in the past. Two of the Company's schools currently have recertification applications pending with the U.S. Department of Education. A denial of recertification would preclude a school from continuing to participate in Title IV Programs.



     Financial Responsibility Standards. All institutions participating in Title IV Programs must satisfy a series of specific standards of financial responsibility. Institutions are evaluated for compliance with those requirements as part of the U.S. Department of Education's quadrennial recertification process and also annually as each institution submits its audited financial statements to the U.S. Department of Education. One standard requires each institution to demonstrate an acid test ratio (defined as the ratio of cash, cash equivalents and current accounts receivable to current liabilities) of at least 1:1 at the end of each fiscal year. Another standard requires that each institution have a positive tangible net worth at the end of each fiscal year. A third standard prohibits any institution from having a cumulative net operating loss during its two most recent fiscal years that results in a decline of more than 10% of that institution's tangible net worth as measured at the beginning of that two-year period. An institution that is determined by the U.S. Department of Education not to meet the standards of financial responsibility on the basis of failing to meet one or more of the specified numeric indicators is nonetheless entitled to participate in Title IV Programs if it can demonstrate to the U.S. Department of Education that it is financially responsible on an alternative basis. An institution may do so by demonstrating, with the support of a statement from a certified public accountant, proof of prior compliance with the numeric standards and other information (specified in the regulations) that its continued operation is not jeopardized by its financial condition. Alternatively, an institution may post surety either in an amount equal to one-half of the total Title IV Program funds received by students enrolled at such institution during the prior year, or in an amount equal to ten percent of such prior year's funds and agreeing to disburse those funds only on an as-earned basis. The U.S. Department of Education has interpreted the surety provision to require the posting of an irrevocable letter of credit in favor of the U.S. Department of Education. See "Risk Factors -- Potential Adverse Effects of Regulation -- Financial Responsibility Standards."



     Historically, the U.S. Department of Education has evaluated the financial condition of the Company's schools on an institution-by-institution basis, although recently the U.S. Department of Education has requested, and the Company has provided, financial information concerning The Art Institutes on a consolidated basis at the level of their parent company, AII. Each of The Art Institutes individually (other than The Illinois Institute of Art at Chicago and The Illinois Institute of Art at Schaumburg acquired in November 1995) and on a consolidated basis at the level of AII (which is the parent of all The Art Institutes other than The Art Institute of Pittsburgh, which is a division of
AII) has met the financial responsibility standards described above for the relevant periods. At the time of their acquisition, The Illinois Institute of Art at Chicago and The Illinois Institute of Art at Schaumburg satisfied those standards by relying on the consolidated financial statements of AII in their application to the U.S. Department of Education. Those schools will submit consolidated financial statements independent of AII for fiscal 1996, and the Company believes those financial statements will satisfy the requisite standards. If the U.S. Department of Education determines that those schools do not satisfy those standards the schools will have an opportunity again to demonstrate financial responsibility based on the consolidated financial statements of AII. If those schools do not satisfy the standards on either basis, they may be required to post an irrevocable letter of credit in favor of the U.S. Department of Education as described in the preceding paragraph. Those schools generated approximately 1.1% of the Company's fiscal 1996 net revenues and the letter of credit, if required, is not expected to have a face value exceeding $630,000. The U.S. Department of Education has not previously considered the Company's financial position in evaluating the financial responsibility of The Art Institutes. To the Company's knowledge, the U.S. Department of Education has sought to consider the financial status of a third-tier entity (such as the Company) only when that entity's debts are guaranteed by an operating entity or the revenues of an operating entity are pledged to secure that debt. Neither AII nor any Art Institute is a guarantor of the Company's debts and none of the revenues of AII or any Art Institute are pledged as security for that debt. Prior to consummation of the Offering, the Company would not, on a consolidated basis, satisfy the positive tangible net worth standard. The Company would, however, satisfy that standard on the basis of consolidated financial statements adjusted for the Offering.



     Restrictions on Operating Additional Schools. The HEA generally requires that certain institutions, including proprietary schools, be in full operation for two years before applying to participate in Title IV Programs. However, under the HEA and applicable regulations, an institution that is certified to participate in Title IV Programs may establish an additional location and apply to participate in Title IV Programs at that location without reference to the two-year requirement, if such additional location satisfies all other applicable requirements. In addition, a school which undergoes a change of ownership resulting in a change in control must be reviewed and recertified for participation in Title IV Programs under its new ownership. See "Risk
Factors -- Potential Adverse Effects of Regulation; Impairment of Federal Funding -- Regulatory Consequences of a Change of Ownership or Control." Pending recertification, the U.S. Department of Education suspends Title IV Program funding to that school's students. If a school is recertified, it will be on a provisional basis. During the time a school is provisionally certified, it may be subject to summary adverse action for significant violations of Title IV Program requirements, but provisional certification does not otherwise limit an institution's access to Title IV Program funds. The Company's expansion plans are based, in part, on its ability to add additional locations and acquire schools that can be recertified.



     The Illinois Institute of Art at Chicago and The Illinois Institute of Art at Schaumburg are provisionally certified by the U.S. Department of Education due to their recent acquisition by the Company. A third school recently acquired by the Company, NYRS, filed an application to reestablish its eligibility to participate in Title IV Programs with the U.S. Department of Education in September 1996. If such application is approved, NYRS will be certified on a provisional basis. None of the Company's other schools that are participating in Title IV Programs are on provisional certification status.



     Certain of the state authorizing agencies and accrediting agencies with jurisdiction over the Company's schools also have requirements that may, in certain instances, limit the ability of the Company to open a new school, acquire an existing school or establish an additional location of an existing school. The Company does not believe that those standards will have a material adverse effect on the Company or its expansion plans.



     The "85/15 Rule." Under a provision of the HEA commonly referred to as the "85/15 Rule," a proprietary institution, such as each of EMC's schools, would cease being eligible to participate in Title IV Programs if, on a cash accounting basis, more than 85% of its revenues for the prior fiscal year was derived from Title IV Programs. Any school that violates the 85/15 Rule immediately becomes ineligible to participate in Title IV Programs and is unable to apply to regain its eligibility until the following fiscal year. The Company has calculated that, since this requirement took effect in fiscal 1995, none of the Company's schools has derived more than 79% of its revenues from Title IV Programs for any fiscal year, and that for fiscal 1996 the range for the Company's schools was from approximately 42% to approximately 76%. For fiscal 1995, the Company's independent auditors examined management's assertion that the Company's schools complied with these requirements and opined that such assertion was fairly stated in all material respects. The Company's auditors have not yet issued their reports with respect to these assertions for fiscal 1996. The auditors have, however, informed the Company that their work is substantially complete and that they expect to again opine that management's assertion was fairly stated in all material respects. The Company regularly monitors compliance with this requirement in order to minimize the risk that any of its schools would derive more than 85% of its revenues from Title IV Programs for any fiscal year. If a school appears likely to approach the 85% threshold, the Company would evaluate the appropriateness of making changes in student funding and financing to ensure compliance. See "Risk Factors -- Potential Adverse Effects of Regulation; Impairment of Federal Funding -- General."



     Restrictions on Payment of Bonuses, Commissions or Other Incentives. The HEA prohibits an institution from providing any commission, bonus or other incentive payment based directly or indirectly on success in securing enrollments or financial aid to any person or entity engaged in any student recruitment, admission or financial aid awarding activity. EMC believes that its current compensation plans are in compliance with HEA standards, although the regulations of the U.S. Department of Education do not establish clear criteria for compliance.


STATE AUTHORIZATION


     Each of EMC's schools is authorized to offer education programs and grant degrees or diplomas by the state in which such school is located. The level of regulatory oversight varies substantially from state to state. In some states, the schools are subject to licensure by the state education agency and also by a separate higher education agency. State laws establish standards for instruction, qualifications of faculty, location and nature of facilities, financial policies and responsibility and other operational matters. State laws and regulations may limit the ability of the Company to obtain authorization to operate in certain states or to award degrees or diplomas or offer new degree programs. Certain states prescribe standards of financial responsibility that are different from those prescribed by the U.S. Department of Education. The Company believes that each of the Company's schools is in substantial compliance with state authorizing and licensure laws. See "Risk Factors -- Potential Adverse Effects of Regulation; Impairment of Federal Funding -- State Authorization."


LEGAL PROCEEDINGS


     EMC is subject to litigation in the ordinary course of its business. Certain proceedings have been brought under the Texas Deceptive Trade Practices Act and similar statutes in other jurisdictions. Typically, under those laws, an individual can seek treble damages and attorneys' fees or, in the alternative, actual and punitive damages, plus interest and court costs.



     While there can be no assurance as to the ultimate outcome of any litigation involving the Company, the Company does not believe that any pending legal proceeding is likely to result in a judgment or settlement that would have a material adverse effect on the Company's financial condition, results of operations or liquidity.

                            MANAGEMENT AND DIRECTORS

DIRECTORS AND EXECUTIVE OFFICERS


     Under the Company's current Restated Articles of Incorporation, directors serve one-year terms and are elected by the holders of the Class A Stock and Class B Stock voting as a single class. Under the New Articles, the Board of Directors will be divided into three classes, with the classes as nearly equal in the number of directors as possible. At each annual meeting of shareholders, directors will be elected for three-year terms to succeed the directors of that class whose terms are expiring. Mr. Greenstone will be a Class I director with a term of office expiring in 1997; Mr. Burke and Ms. Drucker will be Class II directors with their terms of office expiring in 1998; and Mr. Knutson and Mr. Sanford will be Class III directors with their terms of office expiring in 1999. Mr. Christofferson has informed EMC that he intends to resign from the Board of Directors indemnities following consummation of the Offering, and accordingly has not been designated as a Class I, II or III director. The Company intends to name two additional directors, Mr. Atwell and Mr. Campbell, who are not officers or affiliates of the Company, following consummation of the Offering. Mr. Atwell and Mr. Campbell will be appointed Class I directors.



     Set forth below is certain information as of June 30, 1996 concerning the Company's directors and executive officers and nominees for director.



NAME                                  AGE         POSITION
----                                  ---         --------
Robert B. Knutson.............        62          Chairman and Chief Executive Officer
Miryam L. Drucker.............        51          Vice Chairman and Director
Patrick T. DeCoursey..........        51          Executive Vice President
William M. Webster, IV........        38          Executive Vice President
Robert T. McDowell............        42          Senior Vice President, Chief Financial
                                                  Officer and Treasurer
James J. Burke, Jr............        44          Director
J. Thomas Christofferson......        58          Director
Albert Greenstone.............        69          Director
Harvey Sanford................        70          Director
Robert H. Atwell..............        65          Nominee for Director
William M. Campbell, III......        36          Nominee for Director


     ROBERT B. KNUTSON is the Chairman and Chief Executive Officer of the Company; a graduate of the University of Michigan (B.A., Economics 1956); fighter pilot with the U.S. Air Force, 1957 to 1962; lending officer and later a vice president responsible for domestic merger and acquisition activities, Morgan Guaranty Trust Company of New York, 1962 to 1969; a vice president specializing in corporate acquisitions, Drexel Harriman Ripley, 1969 to 1970; joined the Board of Directors in 1969 and became the President in 1971 and the Chairman, President and Chief Executive Officer in 1986. Mr. Knutson is the husband of Miryam L. Drucker.


     MIRYAM L. DRUCKER is the Vice Chairman of the Company; a graduate of the Universidad del Zulia, Venezuela (B.A., Journalism 1965); director of the Washington, D.C., School for Secretaries, a division of BOC/Airco, 1973 to 1982; president of Bauder College, a division of National Education Corporation, 1982 to 1984; joined EMC in 1984, president of The Art Institute of Dallas, 1985 to 1987, president of The Art Institute of Fort Lauderdale, 1987 to 1988, head of The Art Institutes, 1988 to 1989, and President and Chief Operating Officer, 1989 to 1996. Ms. Drucker is the wife of Robert B. Knutson.



     PATRICK T. DECOURSEY is an Executive Vice President of the Company responsible for the operations of the Company's schools; a graduate of Maryknoll College (B.A., Philosophy, Spanish 1967); president and regional manager of higher education vocational training institutions at National Education Corporation, 1980 to 1987, and Phillips Colleges, 1987 to 1990; joined EMC as president of The Art Institute of Dallas, 1991 to 1992; Executive Vice President, 1993 to present.

     WILLIAM M. WEBSTER, IV is an Executive Vice President of the Company responsible for corporate development and various administrative departments; a graduate of Washington and Lee University (B.A., English, German 1979) and University of Virginia School of Law (J.D., 1983); Fulbright Scholar, Germany
(1980); president and chief executive officer, Bojangles of South Carolina, 1987 to 1992; White House Fellow, 1991 to 1992; Chief of Staff, U.S. Department of Education, 1993 to 1994; Assistant to the President and Director of Scheduling and Advance, The White House, 1994 to 1995; joined EMC in 1996.



     ROBERT T. MCDOWELL is the Senior Vice President, Chief Financial Officer and Treasurer of the Company; a graduate of the University of Pittsburgh (M.B.A., 1978, B.A., Economics 1977); financial analyst, Texas Instruments, 1978 to 1981; manager, Arthur Andersen & Co., 1981 to 1988; joined EMC in 1988, Treasurer, 1990 to 1993.



     JAMES J. BURKE, JR. is a managing partner of Stonington Partners, Inc., a private investment firm, since July 1994; a graduate of Brown University (B.A., Psychology 1973) and Harvard University Graduate School of Business Administration (M.B.A., 1979); president and chief executive officer, Merrill Lynch Capital Partners, Inc., and a managing director, Merrill Lynch, Pierce, Fenner & Smith Incorporated, 1987 to 1994; serves on the boards of directors of Ann Taylor Stores Corporation, Borg-Warner Security Corporation, Pathmark Stores, Inc., Supermarkets General Holdings Corporation, United Artists Theatre Circuit, Inc. and Wherehouse Entertainment, Inc.



     J. THOMAS CHRISTOFFERSON is a vice president, Securities Department, The Northwestern Mutual Life Insurance Company, since 1988; a graduate of Oberlin College (B.A., Economics 1962) and The University of Chicago Graduate School of Business (M.B.A., Finance 1967).



     ALBERT GREENSTONE is the president emeritus, The National Center for Professional Development; attended the University of Virginia (1946 to 1948) and graduated the University of Georgia Law School (J.D., 1950); Assistant Director of the Practising Law Institute, New York City, 1969 to 1972; joined EMC in 1972 as president and chief executive officer of the National Center for Paralegal Training.


     HARVEY SANFORD is the president of Sanford Management Group, Inc., a private investment and management consulting firm, since 1988; a graduate of the University of Maryland (B.S., Marketing/Economics 1949); president and chief executive officer of Forbes and Wallace, 1969 to 1974; Joske's of Dallas, a division of Allied Stores, 1974 to 1976; Gimbels, Pittsburgh, 1976 to 1982; and Pittsburgh Brewing Company, 1982 to 1987; serves on the board of directors of Callanen International and St. Francis Hospital.


     ROBERT H. ATWELL is the president of the American Council on Education, since 1984; a graduate of the College of Wooster (B.A., Political Science 1953); vice chancellor for administration, University of Wisconsin at Madison, 1965 to 1970; president, Pitzer College, 1970 to 1984; Mr. Atwell also worked in a variety of federal agencies including the Office of Management and Budget, the State Department, and the National Institutes of Health.



     WILLIAM M. CAMPBELL, III, is the executive vice president of CBS Entertainment, since 1995; a graduate of Harvard College (B.A., Economics 1982) and Harvard University Graduate School of Business Administration (M.B.A.,
1987); Rotary International Scholar, Hong Kong (1984 to 1985); analyst, mergers and acquisitions, Smith Barney, Harris Upham & Co. Incorporated, 1982 to 1984; director of creative series, ABC Entertainment, 1987 to 1991; senior vice president, drama development, Warner Brothers Television, 1991 to 1995.


DIRECTORS' COMPENSATION


     Currently, directors who are not employees of the Company are paid an annual retainer of $12,000 and reimbursed for their out-of-pocket expenses. After consummation of the Offering, the Company intends to provide each non-employee director with the following compensation: (i) a $12,000 annual retainer and reimbursement for out-of-pocket expenses, (ii) a $1,000 fee for each Board of Directors' meeting attended, (iii) a $500 fee for each committee meeting attended that is not held on the same day as a Board of Directors' meeting, (iv) pursuant to the Incentive Plan (as defined below), a grant of an option to purchase 7,500 shares of Common Stock, such grant to be made on the date of the consummation of the Offering (or upon the date that a non-employee director is first elected to the Board of Directors), which option will vest 50% on the first anniversary and 50% on the second anniversary of such grant, and (v) pursuant to the Incentive Plan, an annual grant of an option to purchase 2,500 shares of Common Stock, such grant to be made on the date of each annual meeting of the Company's shareholders while such director remains a director, which option will vest 50% on the first anniversary and 50% on the second anniversary of that meeting. Directors who are employees of the Company will receive no additional compensation for serving on the Board of Directors.


THE BOARD OF DIRECTORS


     The Board of Directors currently has six members and four principal committees: (i) an Audit Committee comprised of Mr. Burke (Chairman), Ms. Drucker and Mr. Sanford, (ii) a Compensation Committee comprised of Mr. Knutson (Chairman), Mr. Burke and Mr. Sanford, (iii) a Stock Incentive Committee comprised of Mr. Burke and Mr. Sanford, and (iv) a Nominating Committee comprised of Ms. Drucker (Chairman), Mr. Burke and Mr. Sanford.



COMPENSATION OF EXECUTIVE OFFICERS



     The following tables set forth information concerning the compensation of, option grants to, and aggregate options held by, the Company's Chairman and Chief Executive Officer and the Company's four other most highly compensated executive officers.


       SUMMARY COMPENSATION TABLE FOR THE FISCAL YEAR ENDED JUNE 30, 1996

                                                                                          LONG-TERM
                                                                                         COMPENSATION
                                                      ANNUAL COMPENSATION                ------------
                                          --------------------------------------------    SECURITIES
                                                                        OTHER ANNUAL      UNDERLYING        ALL OTHER
NAME AND PRINCIPAL POSITION        YEAR    SALARY($)     BONUS($)(2)   COMPENSATION($)   OPTIONS (#)    COMPENSATION($)(3)
---------------------------        -----  ------------   -----------   ---------------   ------------   ------------------
Robert B. Knutson.................  1996    $310,340       $175,000               -               -            $44,312
Chairman and Chief Executive
Officer
Miryam L. Drucker.................  1996    $239,664       $145,000               -         145,761            $64,362
Vice Chairman
Patrick T. DeCoursey..............  1996    $191,672       $ 75,000               -          75,000            $37,632
Executive Vice President
William M. Webster, IV(1).........  1996    $ 23,141              -               -          75,000                  -
Executive Vice President
Robert T. McDowell................  1996    $150,000       $ 70,000               -          34,631            $36,604
Senior Vice President and Chief
Financial Officer

---------------


(1) Mr. Webster was hired in May 1996 at an annual salary of $190,000. The amount shown represents the salary earned from Mr. Webster's date of hire to June 30, 1996.


(2) Bonuses are determined by the Compensation Committee.


(3) Such amounts represent the Company's contributions to the ESOP, profit-sharing retirement plan and deferred compensation plan and the dollar value of life insurance premiums paid by the Company with respect to term life insurance for the benefit of certain executive officers of the Company.

              OPTION GRANTS IN THE FISCAL YEAR ENDED JUNE 30, 1996

                                INDIVIDUAL GRANTS                                      POTENTIAL REALIZABLE
                           ---------------------------                                   VALUE AT ASSUMED
                            NUMBER OF      % OF TOTAL                                  ANNUAL RATES OF STOCK
                           SECURITIES       OPTIONS                                     PRICE APPRECIATION
                           UNDERLYING      GRANTED TO     EXERCISE OR                     FOR OPTION TERM
                             OPTIONS      EMPLOYEES IN    BASE PRICE     EXPIRATION    ---------------------
NAME                       GRANTED (#)    FISCAL YEAR      ($/SHARE)        DATE        5% ($)      10% ($)
----                       -----------    ------------    -----------    ----------    --------    ---------
Robert B. Knutson.......           -              -               -             -             -            -
Miryam L. Drucker.......           -              -               -             -             -            -
Patrick T. DeCoursey....           -              -               -             -             -            -
William M. Webster,
  IV....................      75,000           100%         $ 11.00        5/1/06      $518,838    $1,314,838
Robert T. McDowell......           -              -               -             -             -            -

                    AGGREGATED OPTIONS HELD AT JUNE 30, 1996


                                      NUMBER OF                            NUMBER OF
                                     SECURITIES          VALUE OF         SECURITIES            VALUE OF
                                     UNDERLYING        UNEXERCISED,       UNDERLYING          UNEXERCISED,
                                   UNEXERCISED AND     EXERCISABLE      UNEXERCISED AND      UNEXERCISABLE
                                     EXERCISABLE       IN-THE-MONEY      UNEXERCISABLE        IN-THE-MONEY
                                     OPTIONS AT          OPTIONS          OPTIONS AT           OPTIONS AT
                                      JUNE 30,         AT JUNE 30,         JUNE 30,             JUNE 30,
NAME                                 1996(#)(1)         1996($)(2)        1996(#)(1)           1996($)(2)
----                               ---------------     ------------     ---------------     ----------------
Robert B. Knutson..............               -                  -                 -                   -
Miryam L. Drucker..............         124,881         $1,195,886            20,880            $169,425
Patrick T. DeCoursey...........               -                  -            75,000            $510,000
William M. Webster, IV.........          18,750         $   28,125            56,250            $ 84,375
Robert T. McDowell.............          20,131         $  192,505            14,500            $130,500


---------------


(1) In August 1996, the Board of Directors provided for vesting of the approximately 11% of the outstanding options that had not previously vested in accordance with their terms (other than Mr. Webster's).


(2) Based on an assumed fair market value of $12.50 per share. See "Certain Transactions."

BENEFIT PLANS

     EMPLOYEE STOCK OWNERSHIP PLAN


     The Board of Directors adopted the ESOP effective January 1, 1989. The purpose of the ESOP is to enable participating employees to share in the growth and prosperity of EMC and to provide an opportunity for participating employees to accumulate capital for their future economic advantage by receiving beneficial ownership of EMC's stock in proportion to their relative compensation. The ESOP is intended to be a stock bonus plan qualified under
Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"). All employees who have completed at least 900 hours of service on an annual basis are eligible to participate in the ESOP.



     To establish the ESOP, the Company borrowed approximately $36.2 million from certain lending institutions and then loaned the funds to the ESOP to allow it to purchase shares of Class A Stock and Series A Preferred Stock. As the Company made contributions to the ESOP and paid dividends on the Series A Preferred Stock, the ESOP paid its indebtedness owed to the Company. Upon making such loan payments to the Company, the ESOP released to the accounts of eligible employees shares of Class A Stock and Series A Preferred Stock. As of June 30, 1996, the ESOP's indebtedness to the Company had been fully repaid and all shares of Class A Stock and Series A Preferred Stock had been released for allocation to participants' accounts. Any shares that are distributed to ESOP participants are subject to a right of first refusal of the ESOP and the Company. In addition, each participant has a right to "put" distributed shares to the Company or the ESOP. After the consummation of the Transactions, the ESOP will hold only shares of

Common Stock. Upon consummation of the Offering, and for so long thereafter as the Common Stock is actively traded on an established securities market, such right of first refusal and "put" option will no longer apply to shares distributed from the ESOP.


     The ESOP Committee directs the trustee of the ESOP as to the ESOP's investments. The ESOP Committee may require that the ESOP's funds be invested only in the Company's securities. Upon reaching the age of 55 and attaining ten years of participation in the ESOP, a participant may diversify his or her investment in the ESOP by transferring up to 25% of his or her shares to the trustee of the Education Management Corporation Retirement Plan to be invested in accordance with its provisions. This diversification opportunity increases to 50% of the participant's shares upon attainment of age 60 and ten years of participation.


     1996 STOCK INCENTIVE PLAN


     The Board of Directors has adopted and prior to consummation of the Offering the shareholders of the Company will have approved the Education Management Corporation 1996 Stock Incentive Plan (the "Incentive Plan") to attract and retain key personnel and non-employee directors. The Incentive Plan is administered by the Stock Incentive Committee which is authorized to grant officers and key employees of the Company and its subsidiaries non-statutory stock options, incentive stock options, stock appreciation rights, limited stock appreciation rights, performance shares and restricted stock for up to 1,250,000 shares of Common Stock.



     Incentive stock options granted to any holder on the date of grant of more than 10% of the total combined voting power of all classes of stock of the Company must be exercised not later than five years from the date of grant of the options. All other options granted under the Incentive Plan must be exercised within a period fixed by the Stock Incentive Committee, which may not exceed ten years from the date of any such grant. Additionally, in the case of incentive stock options granted to any holder of more than 10% of the total combined voting power of all classes of stock of the Company on the date of grant, the exercise price may not be less than 110% of the market value per share of the Common Stock on the date of grant. In all other cases, the exercise price must be not less than the fair market value per share on the date of grant as determined by the methods and procedures established by the Stock Incentive Committee. The Stock Incentive Committee sets the exercise price for options granted under the Incentive Plan and is authorized to grant stock appreciation rights, which authorize payments of cash and/or stock to holders of such rights in an amount based on the appreciation in the value of the Common Stock from the date of grant to the date of exercise. Limited stock appreciation rights are stock appreciation rights that become exercisable only upon a Change in Control of the Company (as defined in the Incentive Plan).



     The Stock Incentive Committee also may grant performance shares, the number and value of which are determined by the extent to which the grantee meets performance goals and other terms and conditions set by the Stock Incentive Committee. In addition, the Stock Incentive Committee is authorized to grant shares of Common Stock subject to restrictions on transferability and other restrictions it may impose, including time-based and performance-based forfeiture restrictions. Such restricted stock is subject to forfeiture upon termination of employment during the restriction period.



     Options and awards granted under the Incentive Plan are not transferable by the grantee other than by will or the laws of descent and distribution, except that the Stock Incentive Committee may grant non-statutory stock options that are transferable to immediate family members or trusts or partnerships for such family members. If a Change in Control occurs, all outstanding options and awards will become fully exercisable and all restrictions on outstanding options and awards will lapse. The Incentive Plan also provides that, in the event of changes in the corporate structure of the Company affecting the Common Stock, the Stock Incentive Committee will make adjustments in the number, class and/or price of the shares of capital stock subject to awards granted under the Incentive Plan to preserve the proportionate interest of a participant in an award and to prevent dilution or enlargement of rights. The number of shares available for future awards will also be adjusted.



     The Stock Incentive Committee will grant future awards under the Incentive Plan as it deems necessary to motivate, attract and retain the services of the Company's officers and other key employees. The Stock

Incentive Committee's decisions regarding future awards will be based on subjective and objective factors that it, in its sole discretion, deems appropriate.



     The Incentive Plan provides for annual, non-discretionary stock option grants to be made to members of the Board of Directors who are not employees of the Company. Each person who is a non-employee director as of the consummation of the Offering will receive an option to purchase 7,500 shares of Common Stock. Each person whose initial election or appointment as a non-employee director occurs after consummation of the Offering will receive an option to purchase 7,500 shares of Common Stock as of the date of such election or appointment. Each non-employee director whose term as a director continues after the date of any annual meeting of shareholders of the Company, commencing with the initial annual meeting after the effective date of the Incentive Plan and continuing until the date the Incentive Plan terminates, will as of the date of each such annual meeting of shareholders be granted a non-statutory stock option to purchase 2,500 shares of Common Stock. The exercise price for such non-employee director stock options will be the fair market value on the date of grant of the shares subject to the option. All such options will have a ten-year term and will vest and become exercisable in equal installments on the first and second anniversaries of the date of grant.



     It is anticipated that, upon consummation of the Offering, in addition to non-discretionary stock options to be awarded to non-employee directors, the Company will grant to the executive officers of the Company and other key employees options for an aggregate of approximately 603,000 shares of Common Stock. All of those options are expected to be granted pursuant to the Incentive Plan, other than options for approximately 23,000 shares of Common Stock to be granted under the Company's other existing option plans. See "--Current Management Incentive Stock Options Plans" below. The Board of Directors has determined that the executive officers will be granted options for a total of 250,000 shares of Common Stock, as follows: Mr. Knutson (60,000 shares), each of Ms. Drucker, Mr. DeCoursey and Mr. Webster (50,000 shares), and Mr. McDowell (40,000 shares). The specific grants of the remaining options for 353,000 shares of Common Stock to other key employees has not yet been determined.



     The options to be granted upon the consummation of the Offering to executive officers and other key employees are generally expected (i) to have an exercise price equal to the initial public offering price (before underwriting discounts), (ii) to provide for vesting on a pro-rata basis over a period of four years, subject to earlier vesting or termination in certain circumstances,
(iii) to be exercisable for a period of ten years, subject to earlier termination in certain circumstances, and (iv) to constitute incentive stock options to the maximum extent permitted under applicable law and otherwise to be non-statutory stock options.


     CURRENT MANAGEMENT INCENTIVE STOCK OPTION PLANS


     Effective November 11, 1993, EMC implemented the Management Incentive Stock Option Plan (the "1993 Option Plan") to attract and retain talented management and other key employees. The 1993 Option Plan authorizes the grant of non-statutory stock options to eligible employees. The 1993 Option Plan is administered by the Compensation Committee, which is authorized to grant officers of the Company or its subsidiaries and certain other key executive and management employees of the Company options to purchase up to 200,000 shares of Common Stock. The exercise price of an option granted under the 1993 Option Plan is the fair market value of the subject shares determined as of the date of grant. No option will be granted to a participant who, upon exercise of such option, would own more than 5% of the total combined voting power of all classes of stock of the Company. In August 1996, the Board of Directors provided for full vesting of all outstanding options granted under the 1993 Option Plan not previously vested in accordance with their terms.



     Effective July 1, 1990, the Company's predecessor, EMC Holdings, Inc., approved the Management Incentive Stock Option Plan (the "1990 Option Plan"). The 1990 Option Plan contains substantially the same terms and conditions as the 1993 Option Plan. The Board of Directors had reserved 359,642 shares of Common Stock for issuance under the 1990 Option Plan. All options granted under the 1990 Option Plan are fully vested.



     The Company expects to grant options pursuant to the 1990 Option Plan and/or the 1993 Option Plan for approximately 23,000 shares of Common Stock upon the consummation at the Offering. See "--1996 Stock Incentive Plan."

     1996 EMPLOYEE STOCK PURCHASE PLAN


     The Board of Directors has adopted and prior to consummation of the Offering the shareholders of the Company will have approved the Education Management Corporation 1996 Employee Stock Purchase Plan (the "Purchase Plan"). The Purchase Plan will allow eligible employees of the Company and its subsidiaries to purchase up to an aggregate of 750,000 shares of Common Stock at quarterly intervals through periodic payroll deductions. Interest is paid by EMC on such payroll deduction amounts at 5% per annum or such other interest rate as may be set from time to time. Limits may be imposed on the number of shares issuable under the Purchase Plan in any year. No more than 150,000 such shares will be issuable in the first year of the Purchase Plan, excluding shares available for purchase in the Offering. The Purchase Plan also will permit eligible employees to purchase up to a total of 175,000 shares of Common Stock in the Offering from the Underwriters at the initial public offering price less the underwriting discount. See "Underwriting."



     In general, the Purchase Plan will be implemented in a series of successive quarterly offering periods. The purchase price per share, in general, will be 85% of the lower of (i) the Fair Market Value (as defined in the Purchase Plan) of a share of Common Stock on the first day of the offering period, or (ii) the Fair Market Value of a share of Common Stock on the purchase date. The purchase price is to be paid through periodic payroll deductions not to exceed 5% of a participant's earnings during each payroll period which ends during the offering period (or such other percentage as may be established from time to time) other than for the purchase of shares by employees in the Offering. No participant may purchase more than $25,000 worth of Common Stock annually.



     The purchase right of a participant will terminate automatically in the event the participant ceases to be an employee of the Company or any subsidiary of the Company and any payroll deductions collected from such individual during the offering period in which such termination occurs will be refunded. A special rule applies in the event of a participant's death.


     DEFERRED COMPENSATION PLAN


     The Education Management Corporation Deferred Compensation Plan (the "Deferred Plan") is a non-qualified deferred compensation plan under the Code designed to permit certain "highly compensated" officers of the Company to defer current compensation. Officers of the Company earning at least $118,800 annually and the presidents of operating units are eligible participants.



     A participant can defer up to 7% of compensation on an annual basis. A participant must decide by December 15 of the current year whether to defer under this plan for the upcoming year. In addition, participants will receive credit to their individual accounts under the Deferred Plan if their contributions to the Education Management Corporation Retirement Plan or the ESOP are limited by the Code or contribution maximums. Upon termination for any reason, a participant is entitled to receive 100% of deferred compensation. A participant becomes entitled to Company credits accumulated in his or her account pursuant to a formula based on years of service with the Company. Regardless of years of service, a participant is entitled to the full value of Company credits upon termination of employment on or after reaching the age of 65 or as a result of death or disability during active employment.



     The Company has established a grantor trust with PNC Bank, National Association, to accumulate assets for the payments of the benefits established under the Deferred Plan. As of June 30, 1996, each of the executive officers of the Company had the following amounts allocated to their individual accounts:
Mr. Knutson $49,437; Ms. Drucker $43,855; Mr. DeCoursey $35,551; Mr. McDowell $10,453; and Mr. Webster $0.


     COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPANTS


     The Company's Compensation Committee reviews and acts on matters relating to compensation levels and benefit plans for key executives of the Company. The Compensation Committee currently consists of Mr. Knutson, Mr. Burke and Mr. Sanford. Mr. Knutson serves as the Chairman and Chief Executive Officer of the Company.

EMPLOYMENT AGREEMENT


     The Company and Mr. Knutson have entered into an amended and restated employment agreement, dated as of August 15, 1996, with an initial term ending June 30, 2000 (the "Employment Agreement"). The Employment Agreement is subject to successive, automatic one-year extensions unless either party gives written notice of non-extension to the other party at least 270 days prior to the then current expiration date. Under the terms of the Employment Agreement, Mr. Knutson will serve as Chairman and Chief Executive Officer of the Company and is to receive a base salary at an annual rate of $325,000, subject to adjustment, and incentive compensation and other employee benefits under the various benefit plans and programs maintained by the Company. Any initial stock options granted to Mr. Knutson after the effective date of the Employment Agreement become fully vested and exercisable no later than June 30, 2000.



     The Employment Agreement will terminate prior to the scheduled expiration date in the event of the death or disability of Mr. Knutson. In addition, the Company may terminate the Employment Agreement with or without cause (as defined therein) and Mr. Knutson may resign upon 30 days' advance written notice to the Company. If Mr. Knutson is discharged from his employment by the Company without cause or if he resigns with good reason (as defined therein), he will receive continued payments of his base salary, average incentive compensation and other benefits for the remainder of the term of the Employment Agreement, or a period of one year following the date of termination, whichever is longer. In addition, all of Mr. Knutson's stock options will become fully vested and exercisable. The Employment Agreement contains non-competition, non-interference and confidentiality covenants on the part of Mr. Knutson.


                              CERTAIN TRANSACTIONS


     Mr. Knutson is a limited partner, with no managerial authority, in Ocean World Associates Ltd. The Art Institute of Fort Lauderdale leases a portion of its facilities from Ocean World Associates Ltd. for approximately $1.3 million annually.



     Mr. Knutson and Mr. Greenstone are limited partners, with no managerial authority, in AIPH Limited Partnership, which is a general partner of the Art Institute of Philadelphia Limited Partnership. The Art Institute of Philadelphia leases its facility from The Art Institute of Philadelphia Limited Partnership for approximately $516,000 annually.



     In connection with acquiring shares of Class B Stock, Mr. DeCoursey and Mr. McDowell incurred indebtedness to the Company in an aggregate amount of $133,400 and $179,700, respectively. The highest principal amount of such indebtedness outstanding in the fiscal year ended June 30, 1996 was approximately $133,400, in the case of Mr. DeCoursey, and $158,000, in the case of Mr. McDowell. Interest rates on such indebtedness were 6.28% for Mr. DeCoursey and 9%, 6.28% and 6.75% for Mr. McDowell. Mr. DeCoursey has prepaid his indebtedness in full and Mr. McDowell has prepaid all but $27,000 of his indebtedness.



     On August 9, 1996, the Company redeemed 75,000 shares of Series A Preferred Stock from the ESOP at a redemption price of $101.43 per share (the equivalent of $6.57 per share of the Class A Stock into which the Series A Preferred Stock is convertible or the equivalent of $13.14 per share of Common Stock), plus accrued and unpaid dividends thereon equal to $83,750 (or the equivalent of $.14 per share of Common Stock). The Company financed such redemption with borrowings under the Revolving Credit Agreement.



     On August 9, 1996, the ESOP purchased a total of 1,188,470 shares of Class B Stock from 18 current or former members of EMC's management (including three executive officers of the Company), at a price of $6.25 per share ($7,427,937 in the aggregate). This transaction was structured in a manner intended to permit any eligible seller who so elected to receive tax-deferred treatment on any gain from the sale under Section 1042 of the Code. No management shareholder sold more than 20% of the total number of fully diluted shares he or she beneficially owned.



     In connection with the ESOP Conversion, the Company has agreed that, if the initial public offering price is less than the Specified Amount, and the Company were to determine nonetheless to consummate the Offering and therefore to effect the ESOP Conversion, the Company would pay to the ESOP an amount equal to the difference between the Specified Amount and the initial offering price (before underwriting discounts or commissions). If the Company makes that aggregate payment to the ESOP, the ESOP will convert its shares of Series A Preferred Stock into shares of Class A Stock. The ESOP Conversion is a condition to the consummation of the Offering. See "The Transactions."


                       PRINCIPAL AND SELLING SHAREHOLDERS


     The following table (including the notes thereto) sets forth certain information regarding the beneficial ownership of the Common Stock as of September 30, 1996 (after giving effect to the Transactions) and as adjusted to reflect the sale of the shares of Common Stock being offered hereby by: (i) each person (or group of affiliated persons) known by the Company to beneficially own more than 5% of the outstanding shares of Common Stock) (ii) the Merrill Lynch Entities (as defined below), National Union Fire Insurance Company of Pittsburgh, PA and The Northwestern Mutual Life Insurance Company (collectively, the "Selling Shareholders"), (iii) each director of the Company, (iv) each executive officer, and (v) all of the Company's directors and executive officers as a group. Each shareholder possesses sole voting and investment power with respect to the shares listed, unless otherwise noted.



                                         SHARES OF COMMON                           SHARES OF COMMON
                                        STOCK BENEFICIALLY     SHARES OF COMMON    STOCK BENEFICIALLY
                                        OWNED PRIOR TO THE     STOCK TO BE SOLD      OWNED AFTER THE
                                             OFFERING          IN THE OFFERING         OFFERING(9)
                                        -------------------    ----------------    -------------------
NAME AND ADDRESS(1)                      NUMBER     PERCENT         NUMBER          NUMBER     PERCENT
-------------------                     --------    -------    ----------------    --------    -------
Education Management Corporation
  Employee Stock Ownership Trust.....   3,562,014     31.7%               -        3,562,014     24.6%
Merrill Lynch Entities(2)............   1,615,188     14.4          457,139        1,158,049      8.0(10)
National Union Fire Insurance Company
  of Pittsburgh, PA..................   1,116,765      9.9          316,073         800,692       5.5
The Northwestern Mutual Life
  Insurance Company..................   1,861,274     16.5          526,788        1,334,486      9.2
Robert B. Knutson(3)(4)..............   2,079,889     18.5                -        2,079,889     14.4
James J. Burke, Jr...................          -         -                -               -        --
Miryam L. Drucker(4)(5)..............    265,294       2.4                -         265,294       1.8
J. Thomas Christofferson.............          -         -                -               -        --
Albert Greenstone....................     31,007         *                -          31,007         *
Harvey Sanford(3)....................     25,000         *                -          25,000         *
Patrick T. DeCoursey.................     24,704         *                -          24,704         *
William M. Webster, IV(6)............     18,750         *                -          18,750         *
Robert T. McDowell(7)................     70,131         *                -          70,131         *
All executive officers and directors
  as a group(8)......................   2,489,775     22.1                         2,489,775     17.2


---------------

* Less than 1%


(1) The address of each listed shareholder, unless noted otherwise, is c/o Education Management Corporation, 300 Sixth Avenue, Pittsburgh, Pennsylvania 15222.



(2) Shares of Common Stock beneficially owned by the Merrill Lynch Entities are owned of record as follows: 1,054,059 shares by Merrill Lynch Capital Appreciation Partnership No. IV, L.P.; 26,798 shares by ML Offshore LBO Partnership No. IV; 45,111 shares by ML IBK Positions, Inc.; 437,228 shares by Merrill Lynch Capital Corporation; 26,202 shares by ML Employees LBO Partnership No. I, L.P.; and 25,788 shares by Merrill Lynch KECALP L.P. 1986.



(3) Mr. Knutson has granted to Mr. Sanford an option to purchase up to 25,000 shares of Common Stock beneficially owned by Mr. Knutson. Such option is exercisable within 60 days of the date of the table set forth above.



(4) Mr. Knutson and Ms. Drucker, who are husband and wife, disclaim beneficial ownership of each other's shares.



(5) Includes 124,881 shares of Common Stock receivable upon the exercise of options that are exercisable within 60 days of the date of the table set forth above.



(6) The 18,750 shares of Common Stock are receivable upon the exercise of options that are exercisable within 60 days of the date of the table set forth above.

    (7) Includes 20,131 shares of Common Stock receivable upon the exercise of options that are exercisable within 60 days of the date of the table set forth above.



    (8) Includes 163,762 shares of Common Stock receivable upon the exercise of options that are exercisable within 60 days of the date of the table set forth above.



    (9) If the Underwriters exercise their over-allotment option in full and purchase an additional 543,600 shares of Common Stock, the Merrill Lynch Entities will own 1,016,901 shares of Common Stock (7.0% of the Common Stock taking into account currently exercisable options), National Union Fire Insurance Company of Pittsburgh, PA will own 703,101 shares of Common Stock (4.9% of the Common Stock taking into account currently exercisable options) and The Northwestern Mutual Life Insurance Company will own 1,171,834 shares of Common Stock (8.1% of the Common Stock taking into account currently exercisable options).



    (10) After the Merrill Lynch Distribution, the Merrill Lynch Entities will
         own in the aggregate approximately       shares or   % of the
         outstanding Common Stock (or if the Underwriters exercise their
         over-allotment option in full, approximately       shares or   % of the
         outstanding Common Stock).


                          DESCRIPTION OF CAPITAL STOCK


     The following is a description of the material provisions of the New Articles, the New By-Laws and the Rights Agreement (as defined below) but does not purport to be complete and is qualified in its entirety by reference to applicable Pennsylvania law. Copies of the New Articles, the New By-Laws and the Rights Agreement have been filed as exhibits to the Registration Statement (as defined below), of which this Prospectus forms a part.


     Upon consummation of the Offering, the authorized capital stock of the Company will consist of 60,000,000 shares of Common Stock and 10,000,000 shares of Preferred Stock.

COMMON STOCK


     The holders of shares of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders and do not have cumulative voting rights. Holders of shares of Common Stock are entitled to receive dividends, if any, as declared by the Board of Directors out of funds legally available therefor. Upon liquidation, dissolution or winding up of the Company, holders of shares of Common Stock are entitled to share ratably in the net assets of the Company available after the payment of all debts and other liabilities of the Company, subject to the prior rights of outstanding shares of Preferred Stock, if any. Holders of shares of Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are, and the shares of Common Stock offered in the Offering will be, when issued and paid for, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of shares of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock the Company may designate and issue in the future.


PREFERRED STOCK


     The Board of Directors of the Company has the authority, without further action by the shareholders, to issue shares of Preferred Stock in one or more series and to fix the number of shares, designations, voting powers, preferences, optional and other special rights and the restrictions or qualifications thereof. The rights, preferences, privileges and powers of each series of Preferred Stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions and other matters. The issuance of shares of Preferred Stock could decrease the amount of earnings and assets available for distribution to holders of shares of Common Stock and could adversely affect the rights and powers, including voting rights, of holders of shares of Common Stock. The existence of authorized and undesignated shares of Preferred Stock may also have a depressive effect on the market price of the Common Stock. In addition, the issuance of any shares of Preferred Stock could have the effect of delaying, deferring or preventing a change of control of the Company. Upon consummation of the Offering, no shares of Preferred Stock will be outstanding, and the Company has no current intention to issue any shares of Preferred Stock.

PROVISIONS OF THE NEW ARTICLES AND THE NEW BY-LAWS


     The New Articles and the New By-Laws contain a number of provisions relating to corporate governance and the rights of shareholders. Certain of these provisions may be deemed to have a potential "anti-takeover" effect insofar as such provisions may delay, defer or prevent a change of control of the Company, including, but not limited, to the following provisions:



     The New By-Laws contain certain notification requirements relating to nominations to the Board of Directors and to the raising of business matters at shareholder meetings. Such requirements provide that a notice of proposed shareholder business must be timely given in writing to the Secretary of the Company prior to the appropriate meeting. To be timely, notice relating to an annual meeting must be given not less than 60, nor more than 90, days in advance of such meeting; provided, that if the date of the annual meeting is changed by more than 30 days from the anniversary date of the prior annual meeting, written notice must be given no later than the fifth day after the first public disclosure of the date of the meeting. The New By-Laws provide that special meetings of shareholders may be called only by certain officers of the Company or the Board of Directors.



     The New By-Laws contain certain provisions permitted under the Pennsylvania Business Corporation Law of 1988, as amended (the "PBCL"), regarding the liability of directors. These provisions eliminate the personal liability of a director to the Company and its shareholders for monetary damages unless such director has breached or failed to perform the duties of his or her office under Subchapter 17B of the PBCL and that breach or failure constitutes self-dealing, willful misconduct or recklessness. Those provisions do not eliminate a director's duty of care and do not affect the availability of equitable remedies such as an action to enjoin or rescind a transaction involving a breach of fiduciary duty. In accordance with Section 1715 of the PBCL, the New Articles permit the Board of Directors, in discharging their duties, to consider, among other things, the interests of shareholders, suppliers, customers and creditors of the Company. The New By-Laws further provide that the Company will indemnify its directors and officers, and may indemnify any authorized representative of the Company, to the fullest extent permitted by the PBCL. The Company believes that such provisions will assist the Company in attracting and retaining qualified individuals to serve as directors and officers.


     The New By-Laws provide that the number of directors constituting the entire Board of Directors will be established by the Board of Directors, but will consist of not less than three members. Directors may be removed by shareholders only for cause and new directors may be elected simultaneously with such removal. The New By-Laws further provide that any amendment of the New By-Laws to permit the removal of directors without cause by shareholders will not apply to any incumbent director for the balance of his term.

     The New By-Laws provide that the Board of Directors will be divided into three classes of directors serving staggered three-year terms. Each class will consist, as nearly as possible, of one-third of the whole number of the members of the Board of Directors. The classification of the Board of Directors has the effect of making it more difficult for shareholders to change the composition of the Board of Directors in a relatively short period of time. At least two annual meetings of shareholders will generally be required to effect a change in a majority of the Board of Directors.


     The New By-Laws may be amended by a majority of the Board of Directors, subject to the right of the shareholders to amend the New By-Laws by the affirmative vote of the holders of at least two-thirds of the outstanding shares of Common Stock. The New Articles may be amended by the affirmative vote of the holders of a majority of the outstanding shares of Common Stock, except that the affirmative vote of the holders of at least two-thirds of such shares is required to amend, certain provisions, including provisions establishing a classified board, prohibiting cumulative voting and granting the Board of Directors the right to designate one or more series or classes of Preferred Stock.


RIGHTS PLAN


     The Board of Directors has adopted a Preferred Share Purchase Rights Plan (the "Rights Plan") which will become effective upon the consummation of the Offering. Pursuant to the Rights Plan, each share of Common Stock outstanding as of the date the New Articles are adopted and each share of Common Stock issued and outstanding thereafter (unless and until the Rights expire or are redeemed or a Distribution Date (as described below) occurs) will be accompanied by one preferred share purchase right (a "Right") entitling the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, $.01 par value (the "Junior Preferred Shares"), of the Company at an exercise price of $50 (the "Purchase Price"), subject to adjustment. The description and terms of the Rights Plan are set forth in a Rights Agreement, (the "Rights Agreement"), between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent. The shares of Common Stock sold in the Offering will be accompanied by Rights. The Rights Plan and the Rights will expire in 2006, unless extended.


     The Rights are and will be evidenced by the Common Stock certificates representing the shares which they accompany, and no separate Rights certificates will be distributed, until the occurrence of a Distribution Date. The Rights will separate from the Common Stock and a Distribution Date will occur at the close of business on the earlier of (x) the tenth business day following a public announcement that a person or group of affiliated or associated persons has acquired or obtained the right to acquire beneficial ownership of 17.5% or more of the outstanding shares of Common Stock (an "Acquiring Person"), unless the person becomes the owner of 17.5% solely by reason of a share purchase by the Company or under certain other circumstances, or (y) the tenth business day (or such later date as may be determined by action of the Board of Directors prior to such time as any person becomes an Acquiring Person) following the commencement of (or announcement of the intention to commence) a tender offer or exchange offer (other than by the Company or certain affiliates) that would result in an Acquiring Person beneficially owning 17.5% or more of the outstanding shares of Common Stock. The Rights Plan permits the Board of Directors to redeem the Rights in whole, but not in part, at a price of $.01 per Right (subject to adjustment) at any time prior to the time any person becomes an Acquiring Person.

     In the event that (i) a person becomes an Acquiring Person or (ii) the Company is acquired in a merger or business combination or 50% or more of its consolidated assets or earning power are sold after a person has become an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise thereof and payment of the Purchase Price, Common Stock (or, in certain circumstances, cash, property or other securities of the acquiring company) having a value equal to two times the Purchase Price. Notwithstanding the foregoing, following the occurrence of any of the events described in clause (i) or (ii) of the preceding sentence, all Rights that are or (under certain circumstances specified in the Rights Agreement) were beneficially owned by any Acquiring Person will be null and void. At any time after a person or group becomes an Acquiring Person and prior to the acquisition of 50% or more of the Common Stock then outstanding, the Board of Directors may exchange the Rights (other than Rights owned by the Acquiring Person) in whole or in part at an exchange ratio of one share of Common Stock or one one-hundredth of a share of Junior Preferred Shares per Right, subject to adjustment.

     The Junior Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Junior Preferred Share will be entitled to a preferential quarterly dividend equal to the greater of $1.00 per share or 100 times the aggregate dividends declared, in cash or in kind, per share of Common Stock. In the event of liquidation, the holders of Junior Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share and will be entitled to an aggregate payment of 100 times the payment to be made per share of Common Stock. Each Junior Preferred Share will have 100 votes and will be voted together with the Common Stock. In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each Junior Preferred Share will be entitled to receive 100 times the amount received per share of Common Stock. The number of Junior Preferred Shares or other securities or property issuable upon exercise of the Rights, and the Purchase Price payable, are subject to customary adjustments from time to time to prevent dilution. The number of outstanding Rights and the number of shares of the Junior Preferred Shares issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

     Certain of the provisions described above could discourage potential acquisition proposals and could delay or prevent a change in control of the Company. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and in the policies formulated by the

Board of Directors and to discourage certain types of transactions that may involve an actual or threatened change of control of the Company.

TRANSFER AGENT AND REGISTRAR


     The transfer agent and registrar for the Common Stock is ChaseMellon Shareholder Services, L.L.C..


                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of the Offering, 14,240,134 shares of Common Stock will be outstanding (14,382,343 shares if the over-allotment option is exercised in full). Of these shares, the 4,530,000 shares of Common Stock sold in the Offering (5,073,600 shares if the over-allotment option is exercised in full) will be freely tradeable without restriction or further registration under the Securities Act, except that any shares of Common Stock purchased by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act ("Affiliates"), may generally be sold only in compliance with the limitations of Rule 144 described below. The remaining 9,710,134 shares of Common Stock (9,308,743 shares if the over-allotment option is exercised in full) are deemed "restricted securities" under Rule 144.



     In general, under Rule 144 as currently in effect, beginning approximately 90 days after the effective date of the Registration Statement of which this Prospectus is a part, a shareholder, including an Affiliate, who has beneficially owned his or her restricted securities (as that term is defined in Rule 144) for at least two years from the date those restricted securities were acquired from the Company or an Affiliate, is entitled to sell, within any three-month period, a number of such shares that does not exceed certain volume restrictions; provided, that certain requirements concerning availability of public information, manner of sale and notice of sale are satisfied. In addition, under Rule 144(k), if a period of at least three years has elapsed from the date the restricted securities were acquired from the Company or an Affiliate, a shareholder that is not an Affiliate at the time of sale and has not been an Affiliate for at least three months prior to the sale is entitled to sell such securities without compliance with the above-described requirements under Rule 144.



     Following consummation of the Offering, the Company intends to register on Form S-8 under the Securities Act 2,634,642 shares of Common Stock reserved for issuance under the Company's stock-based compensation plans. Shares registered on Form S-8 will be available for resale in the open market subject to the volume limitations applicable to Affiliates as provided in Rule 144 under the Securities Act. The Company expects that shares of Common Stock distributable from time to time by the ESOP in connection with the retirement, death and other termination of employment of ESOP participants will be available for resale on the open market, subject to certain limitations and conditions applicable to Affiliates under Rule 144 under the Securities Act. See "Management and Directors -- Benefit Plans."



     Certain of the Merrill Lynch Entities that are limited partnerships will distribute an aggregate of approximately ________ shares of Common Stock owned by them in the Merrill Lynch Distribution. As a condition to receiving shares of Common Stock in the Merrill Lynch Distribution, such partners have agreed to be bound by the same lock-up provision as the Company, its officers and directors, the Selling Shareholders and certain other shareholders (including the ESOP). The Merrill Lynch Distribution is expected to occur as soon as practicable after 180 days after the date of this Prospectus, or on such earlier date consented to by CS First Boston Corporation.



     The Company has entered into a Registration Rights Agreement with each of the Selling Shareholders, the ESOP, Mr. Knutson (collectively, the "Initiating Holders") and certain other shareholders. The Registration Rights Agreement provides that, on or after the first anniversary of the consummation of the Offering, any Initiating Holder may, subject to certain conditions, demand that the Company register at least 500,000 of his or its shares of Common Stock. Each Initiating Holder has the right to make two such demands during the ten-year term of the Registration Rights Agreement, but the Company will not be required to effect registrations more frequently than every 180 days. Additionally, the parties generally have the right to "piggyback" on any registration of shares of Common Stock by the Company. Except for underwriting discounts and other selling commissions (which are the responsibility of the selling shareholders), the

Company is required to bear substantially all of the expenses associated with any registration required under the Registration Rights Agreement.


     The Company, its officers and directors, the Selling Shareholders and certain other shareholders (including the ESOP) who, immediately following the consummation of the Offering, will own in the aggregate 9,538,967 shares of Common Stock and vested options to purchase an additional 240,062 shares of Common Stock in the aggregate have agreed not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file or cause to be filed with the Commission a registration statement under the Securities Act relating to, any Common Stock or securities or other rights convertible into or exchangeable or exercisable for any shares of Common Stock or publicly disclose the intention to make any such offer, sale, pledge, disposal or filing, without the prior written consent of CS First Boston Corporation, for a period of 180 days after the date of this Prospectus. See "Underwriting."


     Prior to the Offering, there has been no public market for the Common Stock, and no prediction can be made as to the effect, if any, that future sales of shares of Common Stock, or the availability of shares of Common Stock for future sale, will have on the market price of the Common Stock prevailing from time to time. Sales of a substantial number of shares of Common Stock in the public market following the Offering, or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock and could impair the Company's ability to raise capital through an offering of its equity securities.

                                  UNDERWRITING

     Upon the terms and subject to the conditions contained in an Underwriting
Agreement dated           , 1996 (the "Underwriting Agreement"), the
underwriters named below (the "Underwriters"), for whom CS First Boston Corporation, Smith Barney Inc. and The Chicago Corporation are acting as representatives (the "Representatives"), have severally but not jointly agreed to purchase from the Company and the Selling Shareholders the following respective numbers of shares of Common Stock:


                                                                                    NUMBER OF
UNDERWRITER                                                                          SHARES
-----------                                                                        -----------
CS First Boston Corporation....................................................
Smith Barney Inc. .............................................................
The Chicago Corporation........................................................
                                                                                     ---------
  Total........................................................................      4,530,000
                                                                                     =========


     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all the shares of Common Stock offered hereby (other than those shares covered by the over-allotment option described below) if any are purchased. The Underwriting Agreement provides that, in the event of a default by an Underwriter, in certain circumstances the purchase commitments of non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.


     The Company and the Selling Shareholders have granted to the Underwriters an option, expiring at the close of business on the 30th day after the date of this Prospectus, to purchase up to 142,209 additional shares from the Company and an aggregate of 401,391 additional shares from the Selling Shareholders at the initial public offering price, less the underwriting discount and commissions, all as set forth on the cover page of this Prospectus. Such option may be exercised only to cover over-allotments in the sale of the shares of Common Stock offered hereby. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as it was obligated to purchase pursuant to the Underwriting Agreement.


     The Company and the Selling Shareholders have been advised by the Representatives that the Underwriters propose to offer shares of the Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus and, through the Representatives, to certain
dealers at such price less a concession of $          per Share, and the
Underwriters and such dealers may allow a discount of $          per Share on
sales to certain other dealers. After the initial public offering, the public offering price and concession and discount to dealers may be changed by the Representatives.


     The Representatives have informed the Company that they do not expect discretionary sales by the Underwriters to exceed 5% of the Shares being offered hereby.


     The Company, its officers and directors, the Selling Shareholders and certain other shareholders (including the ESOP) who, immediately following the consummation of the Offering, will own in the aggregate 9,538,967 shares of Common Stock and vested options to purchase an additional 240,062 shares of Common Stock in the aggregate have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file or cause to be filed with the Commission a registration statement under the Securities Act relating to, any shares of the Common Stock or securities or other rights convertible into or exchangeable or exercisable for any shares of Common Stock or publicly disclose the intention to make any such offer, sale, pledge, disposal or filing, without the prior written consent of CS First Boston Corporation, for a period of 180 days after the date of this Prospectus.


     The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.


     At the request of the Company, the Underwriters have reserved up to 225,000 shares of Common Stock for sale in the Offering to employees of the Company and its subsidiaries pursuant to the Purchase Plan and, to the extent of the remaining reserved shares after giving effect to such sales, to persons identified by the Company, including consultants and legal counsel to, and employees and affiliates of, the Company and its subsidiaries. See "Management and Directors -- Benefit Plan -- 1996 Employee Stock Purchase Plan." All such reserved shares will be sold at the initial offering price, except for shares sold in the Offering pursuant to the Purchase Plan, which will be sold at the initial offering price less the underwriting discount. The Company will reimburse the Underwriters for the underwriting discount for shares sold in the Offering pursuant to the Purchase Plan. The number of shares of Common Stock available to the general public will be reduced to the extent these persons purchase the reserved shares. Any reserved shares that are not so purchased by such persons at the consummation of the Offering will be offered by the Underwriters to the general public on the same terms as the other shares offered by this Prospectus.



     Application has been made to list the shares of Common Stock on the Nasdaq National Market.


     Prior to the Offering, there has been no public market for the Common Stock. Accordingly, the initial public offering price for the Shares will be determined by negotiation among the Company, the Selling Shareholders and the Representatives. In determining such price, consideration will be given to various factors, including market conditions for initial public offerings, the history of and prospects for the Company's business, the Company's past and present operations, its past and present earnings and current financial position, an assessment of the Company's management, the market for securities of companies in businesses similar to those of the Company, the general condition of the securities markets and other relevant factors. There can be no assurance, however, that the initial public offering price will correspond to the price at which the Common Stock will trade in the public market subsequent to the Offering or that an active trading market for the Common Stock will develop and continue after the Offering.

     Certain of the Underwriters have provided financial advisory and investment banking services to the Company in the past, for which customary compensation has been received.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of shares of Common Stock in Canada is being made only on a private placement basis exempt from the requirements that the Company prepare and file a prospectus with the securities regulatory authorities in each province where trades of the shares of Common Stock are effected. Accordingly, any resale of shares of Common Stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of shares of Common Stock.

REPRESENTATIONS OF PURCHASERS

     Each purchaser of shares of Common Stock in Canada who receives a purchase confirmation will be deemed to represent to the Company, the Selling Shareholders and the dealer from whom that purchase confirmation is received that (i) that purchaser is entitled under applicable provincial securities laws to purchase those shares without the benefit of a prospectus qualified under those securities laws, (ii) where required by law, that purchaser is purchasing as principal and not as agent, and (iii) that purchaser has reviewed the text above under "Resale Restrictions."

RIGHTS OF ACTION AND ENFORCEMENT


     The securities being offered are those of a foreign issuer, and Ontario purchasers will not receive the contractual right of action prescribed by section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.


     All of the Company's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Ontario purchasers to effect service of process within Canada upon the Company or those persons. All or a substantial portion of the assets of the Company and those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the Company or those persons in Canada or to enforce a judgment obtained in Canadian courts against that issuer or those persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS


     A purchaser of shares of Common Stock to whom the Securities Act (British Columbia) applies is advised that that purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any shares of Common Stock acquired by that purchaser pursuant to the Offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from the Company. One such report must be filed in respect of shares acquired on the same date and under the same prospectus exemption.


                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby and certain other legal matters relating to the Offering will be passed upon for the Company and for the Selling Shareholders by Kirkpatrick & Lockhart LLP, Pittsburgh, Pennsylvania. Certain legal matters relating to the Offering will be passed upon for the Underwriters by Dewey Ballantine, New York, New York.

                                    EXPERTS

     The consolidated financial statements and schedule of the Company as of June 30, 1996 and 1995 and for each of the three fiscal years in the period ended June 30, 1996 included in this Prospectus have been so included in reliance on the report of Arthur Andersen LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             ADDITIONAL INFORMATION


     The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act and the rules and regulations promulgated thereunder covering the shares of Common Stock offered hereby. For the purposes hereof, the term "Registration Statement" means the original Registration Statement, any and all amendments thereto and the schedules and exhibits to such original Registration Statement or any such amendment. This Prospectus omits certain information contained in the Registration Statement and reference is made to the Registration Statement for further information with respect to the Company and the shares of Common Stock offered hereby. Each statement contained in this Prospectus as to the contents of any contract, agreement or other document filed as an exhibit to the Registration Statement is qualified in its entirety by reference to such exhibit for a more complete description of the matter involved. The Registration Statement may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission maintained at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such materials may be obtained from the Public Reference Section of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the prescribed rates. The Commission also maintains a web site at http://www.sec.gov which contains reports, proxy statements and other information regarding registrants that file electronically with the Commission.


     As a result of the Offering, the Company will be subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company will fulfill its obligations with respect to the requirements of the Exchange Act by filing periodic reports and other information with the Commission.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Report of Independent Public Accountants............................................    F-2
Consolidated Balance Sheets as of June 30, 1995 and 1996............................    F-3
Consolidated Statements of Income for the years ended June 30, 1994, 1995 and
  1996..............................................................................    F-4
Consolidated Statements of Redeemable Shareholders' Investment for the years ended
  June 30, 1994, 1995 and 1996......................................................    F-5
Consolidated Statements of Cash Flows for the years ended June 30, 1994, 1995 and
  1996..............................................................................    F-6
Notes to Consolidated Financial Statements..........................................    F-7

     After the proposed conversion of the existing Common Stock, as discussed in
Note 13(d) of Notes to Consolidated Financial Statements, is effected, we expect to be in a position to render the following audit report.



                                                             Arthur Andersen LLP



Pittsburgh, Pennsylvania


August 16, 1996


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Education Management Corporation and Subsidiaries:

     We have audited the accompanying consolidated balance sheets of Education Management Corporation (a Pennsylvania corporation) and Subsidiaries as of June 30, 1995 and 1996, and the related consolidated statements of income, redeemable shareholders' investment and cash flows for each of the three years in the period ended June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Education Management Corporation and Subsidiaries as of June 30, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1996 in conformity with generally accepted accounting principles.


                                                             Arthur Andersen LLP

Pittsburgh, Pennsylvania,

August 16, 1996 (except with respect


to matters discussed in Note 13(d)


as to which the date is October  , 1996)

               EDUCATION MANAGEMENT CORPORATION AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS


                             (DOLLARS IN THOUSANDS)



                                                                               AS OF JUNE 30,
                                                                  ----------------------------------------
                                                                    1995          1996
                                                                  --------      --------       PRO FORMA
                                                                                              AS ADJUSTED
                                                                                                  1996
                                                                                              ------------
                                                                                              (UNAUDITED)
                                                  ASSETS
CURRENT ASSETS:
  Cash and cash equivalents..................................     $ 32,120      $ 26,162        $ 26,162
  Restricted cash............................................        7,503         1,237           1,237
                                                                  --------      --------        --------
    Total cash and cash equivalents..........................       39,623        27,399          27,399
  Receivables:
    Trade, net of allowances of $1,529, $2,938 and $3,359,
       respectively..........................................        4,909         5,680           7,980
    Notes, advances and other................................        2,505         2,492           2,550
  Inventories................................................          992         1,271           1,297
  Deferred income taxes......................................          181           381             381
  Other current assets.......................................        1,452         2,635           2,635
                                                                  --------      --------        --------
TOTAL CURRENT ASSETS.........................................       49,662        39,858          42,242
                                                                  --------      --------        --------
Property and equipment, net..................................       34,111        41,174          44,884
Other assets.................................................        4,560         5,837           7,457
Goodwill, net of amortization of $2,306, $2,713 and $2,713,
  respectively...............................................       13,970        14,543          18,485
                                                                  --------      --------        --------
                                                                  $102,303      $101,412        $113,068
                                                                  ========      ========        ========
                           LIABILITIES AND REDEEMABLE SHAREHOLDERS' INVESTMENT
CURRENT LIABILITIES:
  Current portion of long-term debt..........................     $  6,427      $  3,890        $  3,890
  Accounts payable...........................................        6,757         4,776           4,934
  Accrued liabilities........................................        8,370         7,355           7,574
  Advance payments...........................................       13,164        11,243          13,022
                                                                  --------      --------        --------
TOTAL CURRENT LIABILITIES....................................       34,718        27,264          29,420
                                                                  --------      --------        --------
Long-term debt, less current portion.........................       63,383        62,029          34,136
Deferred income taxes and other long-term liabilities........        2,347         2,463           2,463
Commitments and contingencies (Note 6)
REDEEMABLE SHAREHOLDERS' INVESTMENT (NOTE 4):
  Capital stock:
    Preferred Stock, Series A, at paid-in value..............       22,075        22,075               -
    Common Stock, Class A, par value $.0001 per share........            -             -               -
    Common Stock, Class B, par value $.0001 per share........            1             1               -
    Common Stock, par value $.01 per share (Note 13).........            -             -             143
  Warrants outstanding.......................................        7,683         7,683               -
  Additional paid-in capital.................................       19,118        19,742          86,751
  Deferred compensation related to ESOP......................       (3,587)            -               -
  Treasury stock.............................................         (248)          (99)            (99)
  Stock subscriptions receivable.............................         (212)         (442)           (442)
  Accumulated deficit........................................      (42,975)      (39,304)        (39,304)
                                                                  --------      --------        --------
TOTAL REDEEMABLE SHAREHOLDERS' INVESTMENT....................        1,855         9,656          47,049
                                                                  --------      --------        --------
                                                                  $102,303      $101,412        $113,068
                                                                  ========      ========        ========



The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

               EDUCATION MANAGEMENT CORPORATION AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                    FOR THE YEARS ENDED JUNE 30,
                                                         --------------------------------------------------
                                                                                                 PRO FORMA
                                                           1994         1995         1996       AS ADJUSTED
                                                         --------     --------     --------        1996
                                                                                                -----------
                                                                                                (UNAUDITED)
NET REVENUES.........................................    $122,549     $131,227     $147,863      $ 157,504
COSTS AND EXPENSES:
    Educational services.............................      83,566       86,865       98,841        105,175
    General and administrative.......................      26,174       28,841       32,344         33,862
    Amortization of intangibles......................       6,599        1,937        1,060          2,128
    ESOP expense.....................................       4,759        7,086        1,366              -
                                                         --------     --------     --------     -----------
                                                          121,098      124,729      133,611        141,165
                                                         --------     --------     --------     -----------
INCOME BEFORE INTEREST AND TAXES.....................       1,451        6,498       14,252         16,339
    Interest expense, net............................       4,765        4,495        3,371          1,114
                                                         --------     --------     --------     -----------
INCOME (LOSS) BEFORE INCOME TAXES....................      (3,314)       2,003       10,881         15,225
    Provision (credit) for income taxes..............      (1,612)         490        4,035          6,473
                                                         --------     --------     --------     -----------
INCOME (LOSS) BEFORE EXTRAORDINARY ITEM..............      (1,702)       1,513        6,846          8,752
    Extraordinary loss on early extinguishment of
       debt (Note 5).................................           -            -          926            926
                                                         --------     --------     --------     -----------
NET INCOME (LOSS)....................................    $ (1,702)    $  1,513     $  5,920      $   7,826
                                                         =========    =========    =========    ===========
DIVIDENDS ON SERIES A PREFERRED STOCK................      (2,249)      (2,249)      (2,249)             -
REDEMPTION PREMIUM PAID..............................           -            -            -           (107)
INCOME (LOSS) APPLICABLE TO COMMON SHAREHOLDERS......    $ (3,951)    $   (736)    $  3,671      $   7,719
INCOME (LOSS) PER COMMON AND COMMON EQUIVALENT SHARE:
  PRIMARY:
    Income (loss) before extraordinary item..........    $   (.57)    $   (.11)    $    .45      $     .60
    Extraordinary loss on early extinguishment of
       debt (Note 5).................................           -            -         (.09)          (.06)
    Redemption premium paid..........................           -            -            -           (.01)
                                                         --------     --------     --------     -----------
    Net income (loss)................................    $   (.57)    $   (.11)    $    .36      $     .53
                                                         =========    =========    =========    ===========
  FULLY DILUTED:
    Income (loss) before extraordinary item..........    $   (.57)    $   (.11)    $    .39      $     .60
    Extraordinary loss on early extinguishment of
       debt (Note 5).................................           -            -         (.08)          (.06)
    Redemption premium paid..........................           -            -            -           (.01)
                                                         --------     --------     --------     -----------
    Net income (loss)................................    $   (.57)    $   (.11)    $    .31      $     .53
                                                         =========    =========    =========    ===========



The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

               EDUCATION MANAGEMENT CORPORATION AND SUBSIDIARIES
         CONSOLIDATED STATEMENTS OF REDEEMABLE SHAREHOLDERS' INVESTMENT

                             (DOLLARS IN THOUSANDS)

                            SERIES A
                            PREFERRED
                              STOCK      CLASS A     CLASS B                                DEFERRED
                            STATED AT    COMMON      COMMON                  ADDITIONAL   COMPENSATION                  STOCK
                             PAID-IN    STOCK AT    STOCK AT     WARRANTS     PAID-IN      RELATED TO    TREASURY   SUBSCRIPTIONS
                              VALUE     PAR VALUE   PAR VALUE   OUTSTANDING   CAPITAL         ESOP        STOCK      RECEIVABLE
                            ---------   ---------   ---------   ----------   ----------   ------------   --------   -------------
Balance, June 30, 1993....   $22,075     $     -     $     1      $7,683      $ 17,972      $(19,692)     $    -        $(275)
Net loss..................         -           -           -           -             -             -           -            -
Dividends on Series A
  Preferred Stock.........         -           -           -           -             -             -           -            -
Purchase of 65,938 shares
  of Class B Stock........         -           -           -           -             -             -        (227)           -
Payment on stock
  subscriptions receivable
  for purchase of stock...         -           -           -           -             -             -           -           50
Payments received on ESOP
  debt....................         -           -           -           -             -         6,986           -            -
Tax effect of dividends on
  unallocated shares held
  by the ESOP.............         -           -           -           -             -             -           -            -
                            ---------    -------     -------      ------      --------      --------      ------        -----
Balance, June 30, 1994....    22,075           -           1       7,683        17,972       (12,706)       (227)        (225)
Net income................         -           -           -           -             -             -           -            -
Dividends on Series A
  Preferred Stock.........         -           -           -           -             -             -           -            -
Purchase of 5,767 shares
  of Class B Stock........         -           -           -           -             -             -         (21)           -
Payment on stock
  subscriptions receivable
  for purchase of stock...         -           -           -           -             -             -           -           13
Payments received on ESOP
  debt....................         -           -           -           -             -         9,119           -            -
Tax effect of dividends on
  unallocated shares held
  by the ESOP.............         -           -           -           -             -             -           -            -
Vesting of compensatory
  stock options...........         -           -           -           -         1,146             -           -            -
                            ---------    -------     -------      ------      --------      --------      ------        -----
Balance, June 30, 1995....    22,075           -           1       7,683        19,118        (3,587)       (248)        (212)
Net income................         -           -           -           -             -             -           -            -
Dividends on Series A
  Preferred Stock.........         -           -           -           -             -             -           -            -
Sale of 43,205 shares of
  Class B Stock...........         -           -           -           -           160             -         149         (239)
Payment on stock
  subscriptions receivable
  for purchase of stock...         -           -           -           -             -             -           -            9
Payments received on ESOP
  debt....................         -           -           -           -             -         3,587           -            -
Vesting of compensatory
  stock options...........         -           -           -           -           464             -           -            -
                            ---------    -------     -------      ------      --------      --------      ------        -----
Balance, June 30, 1996....   $22,075     $     -     $     1      $7,683      $ 19,742      $      -      $  (99)       $(442)
                             =======     =======     =======      ======      ========      ========      ======        =====


                                              TOTAL
                                           REDEEMABLE
                            ACCUMULATED   SHAREHOLDERS'
                              DEFICIT      INVESTMENT
                            -----------   -------------
Balance, June 30, 1993....    $(38,554)      $(10,790)
Net loss..................      (1,702)        (1,702)
Dividends on Series A
  Preferred Stock.........      (2,249)        (2,249)
Purchase of 65,938 shares
  of Class B Stock........           -           (227)
Payment on stock
  subscriptions receivable
  for purchase of stock...           -             50
Payments received on ESOP
  debt....................           -          6,986
Tax effect of dividends on
  unallocated shares held
  by the ESOP.............         208            208
                              --------       --------
Balance, June 30, 1994....     (42,297)        (7,724)
Net income................       1,513          1,513
Dividends on Series A
  Preferred Stock.........      (2,249)        (2,249)
Purchase of 5,767 shares
  of Class B Stock........           -            (21)
Payment on stock
  subscriptions receivable
  for purchase of stock...           -             13
Payments received on ESOP
  debt....................           -          9,119
Tax effect of dividends on
  unallocated shares held
  by the ESOP.............          58             58
Vesting of compensatory
  stock options...........           -          1,146
                              --------       --------
Balance, June 30, 1995....     (42,975)         1,855
Net income................       5,920          5,920
Dividends on Series A
  Preferred Stock.........      (2,249)        (2,249)
Sale of 43,205 shares of
  Class B Stock...........           -             70
Payment on stock
  subscriptions receivable
  for purchase of stock...           -              9
Payments received on ESOP
  debt....................           -          3,587
Vesting of compensatory
  stock options...........           -            464
                              --------       --------
Balance, June 30, 1996....    $(39,304)      $  9,656
                              ========       ========



The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

               EDUCATION MANAGEMENT CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (DOLLARS IN THOUSANDS)


                                                                FOR THE YEARS ENDED JUNE 30,
                                                             ----------------------------------
                                                               1994         1995         1996
                                                             --------     --------     --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)......................................    $ (1,702)    $  1,513     $  5,920
  Adjustments to reconcile net income (loss) to net cash
     flows from operating activities:
  Depreciation and amortization..........................      12,419        7,505        8,530
  ESOP expense...........................................       4,759        7,086        1,366
  Tax effect of dividends on unallocated shares held by
     the ESOP............................................         208           58            -
  Vesting of compensatory stock options..................           -        1,146          464
  Deferred provision (credit) for income taxes...........      (2,432)        (210)         137
  Changes in current assets and liabilities:
     Restricted cash.....................................      (5,097)      (2,406)       6,266
     Receivables.........................................      (2,284)        (223)        (758)
     Inventories.........................................         (63)           1         (279)
     Other current assets................................          71          182       (1,183)
     Accounts payable....................................        (437)       3,236       (1,213)
     Accrued liabilities.................................        (377)         382       (1,015)
     Advance payments....................................        (992)       3,951       (1,921)
                                                             --------     --------     --------
       Total adjustments.................................       5,775       20,708       10,394
                                                             --------     --------     --------
       Net cash flows from operating activities..........       4,073       22,221       16,314
                                                             --------     --------     --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Expenditures for property and equipment................      (6,292)     (10,481)     (15,749)
  Other items, net.......................................        (506)      (1,492)      (2,682)
                                                             --------     --------     --------
       Net cash flows from investing activities..........      (6,798)     (11,973)     (18,431)
                                                             --------     --------     --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Principal payments on debt.............................     (11,669)     (12,438)     (32,525)
  Dividends paid to ESOP.................................      (2,249)      (2,249)      (2,249)
  Payments received from ESOP, net.......................       2,227        2,032        2,220
  New borrowings.........................................       5,819       19,145       28,634
  Capital stock transactions, net........................        (177)          (8)          79
                                                             --------     --------     --------
       Net cash flows from financing activities..........      (6,049)       6,482       (3,841)
                                                             --------     --------     --------
NET CHANGE IN CASH AND CASH EQUIVALENTS..................      (8,774)      16,730       (5,958)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR.............      24,164       15,390       32,120
                                                             --------     --------     --------
CASH AND CASH EQUIVALENTS, END OF YEAR...................    $ 15,390     $ 32,120     $ 26,162
                                                             ========     ========     ========



The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

               EDUCATION MANAGEMENT CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. OWNERSHIP AND OPERATIONS:


     Education Management Corporation ("EMC" or the "Company") is among the largest providers of proprietary postsecondary education in the United States based on student enrollments and revenues. Through its operating units, the Art Institutes ("The Art Institutes"), the New York Restaurant School ("NYRS") (see
Note 13), the National Center for Paralegal Training ("NCPT"), and the National Center for Professional Development ("NCPD"), the Company offers associate's and bachelor's degree programs and non-degree programs in the areas of design, media arts, culinary arts, fashion and paralegal studies. The Company has provided career-oriented education programs for nearly 35 years.



     The Company's main operating unit, The Art Institutes, consists of 11 schools in ten cities throughout the United States. Art Institute programs are designed to provide the knowledge and skills necessary for entry-level employment in various fields, including computer animation, multimedia, advertising design, culinary arts, graphic, interior and industrial design, video production and commercial photography. Those programs typically are completed in 18 to 24 months and culminate in an associate's degree. As of June 30, 1996, four Art Institutes offered bachelor's degree programs and, subsequent to year-end, a fifth was approved to introduce such a program.



     The Company offers a culinary arts curriculum at six Art Institutes and NYRS, a culinary arts and restaurant management school located in New York City. NYRS offers an associate's degree program and certificate programs.



     The Company offers paralegal training at NCPT in Atlanta. NCPT offers certificate programs that generally are completed in four to nine months. NCPD maintains consulting agreements with seven colleges and universities to assist in the development, marketing and delivery of paralegal, nurse legal consultant and financial planner test preparation programs for recent college graduates and working adults.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF CONSOLIDATION AND PRESENTATION

     The consolidated financial statements include the accounts of EMC and its subsidiaries. All significant intercompany transactions and balances have been eliminated.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. These investments are stated at cost which, based upon the scheduled maturities, approximates market value.

GOVERNMENT REGULATIONS


     The Art Institutes participate in various federal student financial aid programs ("Title IV Programs") under Title IV of the Higher Education Act of 1965, as amended (the "HEA"). Approximately 66% of the Company's net revenues in 1996 was indirectly derived from funds distributed under these programs to students at The Art Institutes.

               EDUCATION MANAGEMENT CORPORATION AND SUBSIDIARIES

     The Art Institutes are required to comply with certain federal regulations established by the U.S. Department of Education. Among other things, they are required to classify as restricted certain Title IV Program loan proceeds in excess of charges currently applicable to students' accounts. Such funds are reported as restricted cash in the accompanying consolidated balance sheets.



     The Art Institutes are required to administer Title IV Program funds in accordance with the HEA and U.S. Department of Education regulations and must use due diligence in approving and disbursing funds and servicing loans. In the event an Art Institute does not comply with federal requirements or if student loan default rates are at a level considered excessive by the federal government, that Art Institute could lose its eligibility to participate in Title IV Programs or could be required to repay funds determined to have been improperly disbursed. Management believes that The Art Institutes are in substantial compliance with the federal requirements and that student loan default rates are not at a level considered to be excessive.



     EMC makes contributions to Perkins Student Loan Funds (the "Funds") at The Art Institutes. Current contributions to the Funds are made 75% by the federal government and 25% by EMC. EMC carries its investments in the Funds at cost, net of an allowance for estimated future loan losses.


LEASE ARRANGEMENTS


     The Company conducts a major part of its operations from leased facilities. In addition, the Company leases a portion of its furniture and equipment. In those cases in which the lease term approximates the useful life of the leased asset or meets certain other prerequisites, the leasing arrangement is classified as a capitalized lease. The remaining lease arrangements are treated as operating leases.


PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost, net of accumulated depreciation. Expenditures for additions and betterments are capitalized, while those for maintenance, repairs and minor renewals are expensed as incurred. The Company uses the straight-line method of depreciation for financial reporting, while using different methods for tax purposes. Depreciation is based upon estimated useful lives. Leasehold improvements are amortized over the term of the leases, or over their estimated useful lives, whichever is shorter.


DEFERRED START-UP EXPENSE



     The Company defers costs incurred prior to a new school conducting classes. Significant cost components of the deferred expense include relocation and compensation of new school administrative and support personnel, facility rent and legal fees. Deferred start-up costs are included in other non-current assets and are amortized to educational services expense during the next fiscal year. All marketing and student admissions expenses related to new schools are expensed as incurred.


GOODWILL

     The excess of the investment in EMC and other acquisitions over the fair market values assigned to the net assets acquired has been classified as goodwill and is being amortized over a period of 40 years.


PRO FORMA FINANCIAL DATA (UNAUDITED)



     The unaudited pro forma information presented in the accompanying consolidated balance sheet as of June 30, 1996 reflects (i) the redemption of 75,000 shares of Series A 10.19% Convertible Preferred Stock, $.0001 par value (the "Series A Preferred Stock") (as discussed in Note 13); (ii) the conversion of the remaining 145,750 shares of Series A Preferred Stock into Class A Common Stock, $.0001 par value (the "Class A Stock") (as discussed in Note 13); (iii) the exercise of all outstanding warrants for 2,978,039 shares of Class B Common Stock, $.0001 par value (the "Class B Stock"); (iv) the acquisition of NYRS (as discussed in Note 13); and (v) the initial public offering of 3,230,000 shares.

               EDUCATION MANAGEMENT CORPORATION AND SUBSIDIARIES

     The unaudited pro forma information presented in the accompanying consolidated statement of income for the year ended June 30, 1996 reflects (i) the redemption premium paid to the holder of 75,000 shares of Series A Preferred Stock; (ii) the acquisition of NYRS (as discussed in Note 13); and (iii) the use of the proceeds of the initial public offering to reduce outstanding borrowings at a weighted average interest rate of 7.33%.


FINANCIAL INSTRUMENTS

     The fair values and carrying amounts of the Company's financial instruments, primarily accounts receivable and debt, are approximately equivalent. The debt instruments bear interest at floating rates which are based upon market rates or fixed rates which approximate market rates. All other financial instruments are classified as current and will be utilized within the next operating cycle.


     The fair value of the interest rate swap entered into during fiscal 1996 is based on the difference between the interest rates received or paid on the notional amounts of the underlying liability. The estimated fair value as of June 30, 1996 was approximately $120,000, whereas the carrying amount to the Company was $0. The effect of the interest rate swap was to increase the Company's interest cost by $13,700 for the year ended June 30, 1996. There were no such instruments in effect during fiscal 1994 or 1995.


RECENTLY ISSUED ACCOUNTING STANDARDS


     Financial Accounting Standards Board Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of " ("SFAS No. 121"), was issued in March 1995. This statement will be applied prospectively and requires that impairment losses on long-lived assets be recognized when the book value of the asset exceeds its expected undiscounted cash flows. The Company will adopt SFAS No. 121 during fiscal 1997, and adoption is not anticipated to have a material impact on the Company's financial position or results of operations.



     Financial Accounting Standards Board Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), was issued in October 1995. This statement establishes a "fair value based method" of financial accounting and related reporting standards for stock-based employee compensation plans. SFAS No. 123 becomes effective in fiscal 1997 and provides for adoption in the income statement or by disclosure in the notes to financial statements only. The Company anticipates continuing to account for its stock option plans under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" as permitted by SFAS No. 123, but will provide the new disclosure in the notes to the fiscal 1997 financial statements.


EMPLOYEE STOCK OWNERSHIP PLAN


     The Company provides an Employee Stock Ownership Plan (the "ESOP") for certain of its employees. In connection with establishing the ESOP, the borrowings under a senior term loan financing ("ESOP Term Loan") were loaned to the ESOP on the same terms. This loan was recorded as "deferred compensation related to ESOP" and is shown as a reduction in redeemable shareholders' investment in the accompanying consolidated financial statements.



     As this loan was repaid, shares were released from pledge and allocated to ESOP participants' accounts. ESOP expense primarily represents the difference between the cost of shares released to ESOP participants' accounts and the dividends used by the ESOP for principal and interest repayment on this loan. The dividends paid to the ESOP on the Series A Preferred Stock were used by the ESOP trustee to pay the Company for principal and interest due on the ESOP's loan from the Company. As of June 30, 1996, the senior term loan had been entirely repaid, as was the loan due from the ESOP to the Company. There will be no future ESOP expense attributable to the repayment of this loan.

               EDUCATION MANAGEMENT CORPORATION AND SUBSIDIARIES

REVENUE RECOGNITION AND RECEIVABLES


     The Company's net revenues consist of tuition and fees, student housing charges and supply store and restaurant sales. In fiscal 1996, the Company derived 87% of its net revenues from tuition and fees paid by, or on behalf of, its students. Net revenues, as presented, reflect reductions for student refunds and scholarships.



     The Company recognizes tuition and housing revenues on a monthly pro rata basis over the term of instruction, typically an academic quarter. Fees are generally recognized as revenue at the start of the academic period to which they apply. Supply store and restaurant sales are recognized as they occur. If a student withdraws, revenue related to the remainder of the quarter is recorded and subsequently revenue is reduced by the amount of the refund due the student for that quarter, if any. Refunds are calculated in accordance with federal, state and accrediting agency standards. Advance payments represent that portion of payments received but not earned and are reflected as a current liability in the accompanying consolidated balance sheets.


     The trade receivable balances are comprised of individually insignificant amounts due primarily from students throughout the United States.

COSTS AND EXPENSES


     Educational services expense consists primarily of costs related to the delivery and administration of the Company's education programs. Major cost components are faculty compensation, administrative salaries, costs of educational materials, facility leases and school occupancy costs, computer systems costs, bad debt expense and depreciation and amortization of property and equipment.



     General and administrative expense consists of marketing and student admissions expenses and departmental costs such as executive management, finance and accounting, legal, corporate development and other departments that do not provide direct services to the Company's students. All marketing and student admissions costs are expensed in the fiscal year incurred.



     Amortization of intangibles relates principally to the values assigned to student contracts and applications, accreditation, contracts with colleges and universities and goodwill, which arose principally from the application of purchase accounting to the establishment and financing of the ESOP and the related leveraged transaction in October 1989. This transaction was accounted for in accordance with FASB Emerging Issues Task Force Issue No. 88-16.


EARNINGS PER SHARE


     Earnings per share ("EPS") of common stock have been computed using the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares include stock warrants and options for both the primary and fully diluted computations calculated using the treasury stock method. The Series A Preferred Stock is assumed to be converted for fully diluted EPS. In 1994 and 1995, the weighted average common and common equivalent shares do not include the assumed exercise of the stock options and warrants or the conversion of the Series A Preferred Stock as the effect would have been anti-dilutive.


     The weighted average number of common and common equivalent shares outstanding were as follows:


                                                      YEAR ENDED JUNE 30,           PRO FORMA
                                                  ----------------------------     AS ADJUSTED
                                                   1994       1995       1996          1996
                                                  ------     ------     ------     ------------
                                                                 (IN THOUSANDS)
Primary.......................................     6,927      6,891     10,171        14,526
Fully diluted.................................     6,927      6,891     11,875        14,526

               EDUCATION MANAGEMENT CORPORATION AND SUBSIDIARIES

     The net income allocable to common shareholders has been reduced by dividends paid on Series A Preferred Stock in both computations of EPS. In the event that the Series A Preferred Stock was converted to Class A Stock, the Company would no longer have paid dividends; however, ESOP expense in the accompanying consolidated statements of income would have increased proportionately.


SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION


                                                                    YEAR ENDED JUNE 30,
                                                                ----------------------------
       Cash paid during the period for                           1994       1995       1996
                                                                ------     ------     ------
                                                                   (DOLLARS IN THOUSANDS)
          Interest...........................................   $5,422     $5,130     $3,558
          Income taxes.......................................    1,532        976      2,854
       Noncash investing and financing activities
          Expenditures for property and equipment in accounts
            payable..........................................      248        931        163


RECLASSIFICATIONS

     Certain prior year balances have been reclassified to conform to the current year presentation.

3. PROPERTY AND EQUIPMENT:

     Property and equipment consist of the following:


                                                                         AS OF JUNE 30,
                                                                       -------------------
                                                                        1995        1996
                                                                       -------     -------
                                                                           (DOLLARS IN
                                                                           THOUSANDS)
    Assets (asset lives)
      Land.........................................................    $   300     $   300
      Buildings and improvements (20 years)........................      1,841       1,841
      Equipment and furniture (5 to 10 years)......................     36,243      47,615
      Leasehold interests and improvements (4 to 20 years).........     24,327      27,936
                                                                       -------     -------
         Total.....................................................     62,711      77,692
    Less accumulated depreciation..................................     28,600      36,518
                                                                       -------     -------
                                                                       $34,111     $41,174
                                                                       =======     =======


4. REDEEMABLE SHAREHOLDERS' INVESTMENT:


     Shareholders' investment is described as redeemable because, prior to the closing date of an initial public offering, holders of the Company's equity securities may, under certain circumstances, require the Company to repurchase such securities. In addition, the Company has the right to redeem shares of Series A Preferred Stock and Class B Stock under certain circumstances. Coincident with an initial public offering (Note 13), these rights will expire and, accordingly, the "redeemable" caption will be removed.



     The Series A Preferred Stock, all of which is held by the ESOP, is entitled to annual cumulative cash dividends per share of $10.19. Under defined circumstances, the Series A Preferred Stock is redeemable at the option of the Company at specified prices, which vary based upon the circumstances and timing, plus accrued dividends. The redemption price was $101.43 as of June 30, 1996 and declines to $100.00 per share on October 26, 1996. Upon liquidation of the Company, the preferred shareholders are entitled to a preference of $100.00 plus accrued dividends. Each share of Series A Preferred Stock is convertible into
7.71854 shares of Class A Stock under defined circumstances. Shareholders may require the Company to repurchase the Class A Stock at fair market value during specified time periods.

               EDUCATION MANAGEMENT CORPORATION AND SUBSIDIARIES

     The Class A and Class B Stock both are subject to redemption at the request of the shareholders for specified prices under defined circumstances.



     As of June 30, 1995 and 1996, the Company's authorized and issued Series A Preferred Stock and Class A and Class B Stock were as reflected below:



                                                              AUTHORIZED       ISSUED
                                                              ----------     ----------
        Series A Preferred Stock...........................    1,000,000        220,750
        Class A Stock......................................   25,000,000      1,842,802
        Class B Stock......................................   17,000,000      5,103,717



     Warrants to purchase up to 2,978,040 shares of Class B Stock were sold for the fair value of the underlying stock to the holders of certain subordinated notes. These warrants provide for an exercise price of $.0002 per share and contain antidilutive features whereby the exercise price and the number of shares that can be purchased are adjustable under certain circumstances. The warrants expire on October 26, 1999.



     The Company has two management stock option plans under which options to purchase a maximum of 359,642 and 178,500 shares of Class B Stock have been granted to management employees. The second plan requires that if options are granted in excess of 150,000, such excess shares must be reserved in the treasury for as long as such options can be exercised. As of June 30, 1996, the 28,500 shares held in the treasury were reserved in accordance with this plan. Options granted under these plans vest ratably over four years based on the operating results of the Company. The options are exercisable, if vested, during a five-year period beginning on a date five years after the date of grant. Vesting and exercisability of the options are accelerated under defined circumstances. Under the terms of these plans, the Board of Directors granted options to purchase shares at prices varying from $2.54 to $7.20 per share, representing the fair market value of the stock at the time of the grant. Compensation expense related to vesting of the options of $0, $1,146,000 and $464,000 was recognized for the years ended June 30, 1994, 1995 and 1996, respectively.



     In addition to the above stock option plans, an agreement was entered into with an executive during fiscal 1996 granting options for the purchase of 75,000 shares of Class B Stock at $11.00 per share. The agreement provides for time-based vesting over four years. Vesting and exercisability are accelerated under defined circumstances.



     Class B Stock held in the treasury has from time to time been sold to key management under stock subscription agreements providing for annual payments based on incentive compensation received during the year and interest at the applicable federal rate. In any event, all principal must be repaid by the maturity of the notes, terms of which range from nine to ten years.


5. LONG-TERM DEBT:


     The Company and its subsidiaries were indebted under the following obligations as of June 30:



                                                                            1995        1996
                                                                           -------     -------
                                                                               (DOLLARS IN
                                                                                THOUSANDS)
    Revolving credit agreement, secured by the stock of the Company's
      subsidiaries and all of the Company's assets (see below)..........   $30,000     $55,000
    ESOP Term Loan......................................................     3,587           -
    Subordinated notes..................................................    25,000           -
    Capitalized lease and equipment installment note obligations (see
      below)............................................................    11,223      10,919
                                                                           -------     -------
                                                                            69,810      65,919
    Less current portion................................................     6,427       3,890
                                                                           -------     -------
                                                                           $63,383     $62,029
                                                                           =======     =======

               EDUCATION MANAGEMENT CORPORATION AND SUBSIDIARIES

     The revolving credit agreement, as amended (the "Revolving Credit Agreement"), allows for maximum borrowings of $70,000,000, annually reduced by $5,000,000 beginning on October 13, 1997 through its expiration on October 13, 2000. The Revolving Credit Agreement requires, among other things, that the Company maintain a specified level of consolidated net worth and meet interest and leverage ratio requirements, and restricts capital expenditures, declaration or payment of dividends on or repurchases of common stock and the incurrence of additional indebtedness, as defined. As of June 30, 1996, the Company was in compliance with all covenants. The Revolving Credit Agreement interest rate is variable; interest can be charged at prime, Eurodollar or cost of funds (as defined) rates, at the option of the Company. As of June 30, 1996, the average interest rate under the Revolving Credit Agreement was 7.59%.



     The Company has entered into interest rate swap agreements in order to provide interest rate protection on $15,000,000 of borrowings as required under the Revolving Credit Agreement. Under the swap agreements, the Company pays a fixed rate of interest and receives a variable rate of interest based upon the three-month London Interbank Offered Rate. The net effect of the swaps is that the Company pays a fixed rate of 7.0175% on $15,000,000 of revolving credit debt. The swap agreements expire on November 15, 1998. This nonleveraged interest rate swap acquired to manage interest rate risk represents the only derivative financial instruments used by the Company.



     Relevant information regarding borrowings under the Revolving Credit Agreement is reflected below:



                                                                   YEAR ENDED JUNE 30,
                                                             -------------------------------
                                                              1994        1995        1996
                                                             -------     -------     -------
                                                                 (DOLLARS IN THOUSANDS)
    Outstanding borrowings, end of period.................   $15,600     $30,000     $55,000
    Approximate average outstanding balance throughout the
      period..............................................       162         415      16,847
    Approximate maximum outstanding balance during the
      period..............................................    15,600      40,000      55,000
    Weighted average interest rate for the period.........      7.61%       8.46%       7.33%



     The ESOP Term Loan was prepaid in its entirety on June 30, 1996 by paying $412,000 that was scheduled for payment in September 1996.



     The $25,000,000 principal amount of the Company's 13.25% subordinated notes was prepaid in full in October 1995. The resulting prepayment penalty of $1,472,000 was classified as an extraordinary item, loss on early extinguishment of debt, in the accompanying consolidated statements of income, net of tax of $546,000.



     Capitalized leases and installment notes for equipment and furniture expire at various dates through June 2000. The following is a schedule of approximate future minimum payments under capitalized leases, together with the present value of the net minimum payments as of June 30, 1996:



                               FISCAL YEARS                          (DOLLARS IN THOUSANDS)
        ----------------------------------------------------------
        1997......................................................          $  4,660
        1998......................................................             4,092
        1999......................................................             2,820
        2000......................................................               772
                                                                            --------
        Total minimum payments....................................            12,344
        Less amount representing interest.........................             1,425
                                                                            --------
        Present value of net minimum payments.....................          $ 10,919
                                                                            ========



     Depreciation expense on assets recorded as capitalized leases and installment notes was approximately $3,431,000, $3,913,000 and $3,182,000 during the years ended June 30, 1994, 1995 and 1996, respectively.

               EDUCATION MANAGEMENT CORPORATION AND SUBSIDIARIES

6. COMMITMENTS AND CONTINGENCIES:


     The Company and its subsidiaries lease certain classroom, dormitory and office space under operating leases which expire on various dates through the year 2014. The approximate minimum future commitments under noncancelable long-term operating leases as of June 30, 1996 are reflected below:


        FISCAL YEARS                                              (DOLLARS IN THOUSANDS)
        ------------
        1997......................................................          $ 13,067
        1998......................................................            12,341
        1999......................................................            10,074
        2000......................................................             8,018
        2001......................................................             5,608
        Thereafter................................................            30,898
                                                                            --------
                                                                            $ 80,006
                                                                            =========


     The ESOP provides for distribution of Class A Stock in certain circumstances. If the Company's stock is distributed to participants at a time when there is no active public market, participants will have the right to require the Company to repurchase that stock at fair market value. This right will expire coincident with an initial public offering (Note 13).


     The Company has a management incentive compensation plan which provides for the awarding of cash bonuses to school management personnel using formalized guidelines based upon the operating results of each subsidiary and the Company.


     The Company is a defendant in certain legal proceedings arising out of the conduct of its businesses. In the opinion of management, based upon its investigation of these claims and discussion with legal counsel, the ultimate outcome of such legal proceedings, individually and in the aggregate, will not have a material adverse effect on the consolidated financial position, results of operations or liquidity of the Company.


7. RELATED PARTY TRANSACTIONS:


     The Art Institute of Philadelphia, Inc., a wholly owned subsidiary of The Art Institutes International, Inc. ("AII"), which is a wholly owned subsidiary of EMC, leases its facility from a partnership in which the subsidiary serves as a 1% general partner and an executive officer/director and a director of EMC are minority limited partners. The Art Institute of Fort Lauderdale, Inc., another wholly owned subsidiary of AII, leases part of its facility from a partnership in which the subsidiary and an executive officer/director of EMC are minority limited partners. Total rental payments under these arrangements were $2,186,000, $1,894,000 and $1,894,000 for the years ended June 30, 1994, 1995 and 1996, respectively.


8. EMPLOYEE BENEFIT PLANS:


     The Company has a defined contribution retirement plan which covers substantially all employees. Contributions to the plan are at the discretion of the Board of Directors. There are no unfunded past service costs related to the plan. Under the 401(k) retirement plan, the Company will match 50% of employee contributions up to 3% of compensation. The expense relating to these plans was approximately $354,000, $504,000 and $515,000 for the years ended June 30, 1994, 1995 and 1996, respectively.



     The Company has established an ESOP which enables eligible employees to acquire stock ownership in the Company. The Company has made annual contributions, in addition to dividends paid on the Series A Preferred Stock held by the ESOP, sufficient to service the interest and principal obligations on the ESOP's debt to the Company. Since the Company functioned as the lender to the ESOP, the contribution for the interest component of debt service is immediately returned to the Company. Such interest income and expense have been netted in the accompanying consolidated statements of income. As of June 30, 1996, the

               EDUCATION MANAGEMENT CORPORATION AND SUBSIDIARIES

ESOP term loan payable to banks by the Company was entirely repaid, as was the loan between the ESOP and the Company.


     Contributions are allocated to the accounts of participating employees based upon each participant's compensation level relative to the total compensation of all eligible employees. Eligible employees vest as to equity in the ESOP based on a seven-year schedule which includes credit for past service. Distribution of funds from the ESOP are made in the calendar year following the retirement, disability or death of an employee. For employees who terminate for any other reason, the distribution of their vested balance will begin five years from the end of the calendar year in which they terminated.

9. OTHER ASSETS:


     Other assets consist of the following as of June 30:



                                                                        1995         1996
                                                                       ------       ------
                                                                           (DOLLARS IN
                                                                            THOUSANDS)
    Investment in Perkins Student Loan Funds, net of allowance for
      estimated future loan losses of $559 and $575, respectively...   $2,089       $2,343
    Cash value of life insurance, net of loans of $781 each year;
      face value of $5,112 and $5,321, respectively.................    1,321        1,542
    Other...........................................................    1,150        1,952
                                                                       ------       ------
                                                                       $4,560       $5,837
                                                                       ======       ======


10. ACCRUED LIABILITIES:


     Accrued liabilities consist of the following as of June 30:



                                                                        1995         1996
                                                                       ------       ------
                                                                           (DOLLARS IN
                                                                            THOUSANDS)
    Payroll taxes and payroll related...............................   $3,791       $2,787
    Income and other taxes..........................................      807        1,223
    Other...........................................................    3,772        3,345
                                                                       ------       ------
                                                                       $8,370       $7,355
                                                                       ======       ======


11. INCOME TAXES:

     The provision (credit) for income taxes includes current and deferred taxes as reflected below for the years ended June 30:

                                                                1994       1995       1996
                                                               -------     -----     ------
                                                                  (DOLLARS IN THOUSANDS)
    Current taxes:
      Federal...............................................   $   676     $ 577     $3,215
      State.................................................       144       123        683
                                                               -------     -----     ------
         Total..............................................       820       700      3,898
                                                               -------     -----     ------
    Deferred taxes..........................................    (2,432)     (210)       137
                                                               -------     -----     ------
    Total provision (credit)................................   $(1,612)    $ 490     $4,035
                                                               =======     =====     ======

               EDUCATION MANAGEMENT CORPORATION AND SUBSIDIARIES

     Income tax provision (credit) varies from the amount that would be provided by applying the federal statutory income tax rate to earnings before income taxes as reflected below:


                                                                  1994       1995       1996
                                                                  -----      -----      ----
    Federal statutory income tax rate..........................   (34.0)%     34.0%     34.0%
    State and local income taxes, net of federal income tax
      benefit..................................................    (6.0)       6.0       6.0
    Amortization of goodwill...................................     4.9        8.1       1.5
    Deductible portion of dividends on preferred shares........   (15.0)     (32.1)     (6.0)
    Non-deductible expenses....................................     3.0        4.9       1.1
    All other, net.............................................    (1.5)       3.6        .5
                                                                  -----      -----      ----
    Income tax provision (credit)..............................   (48.6)%     24.5%     37.1%
                                                                  =====      =====      ====



     Net deferred income tax assets (liabilities) are composed of the following as of June 30:



                                                              1994        1995        1996
                                                             -------     -------     -------
                                                                 (DOLLARS IN THOUSANDS)
    Deferred income tax--current..........................   $   400     $   181     $   381
    Deferred income tax--long term........................    (2,239)     (1,809)     (2,146)
                                                             -------     -------     -------
    Net deferred income tax--liability....................   $(1,839)    $(1,628)    $(1,765)
                                                             =======     =======     =======
    Consisting of:
    Financial reserves and other..........................   $   261     $   717     $   921
    Bad debt..............................................       620         612       1,175
    Assigned asset values in excess of tax basis..........    (2,670)     (2,369)     (2,126)
    Depreciation..........................................       (50)       (588)     (1,735)
                                                             -------     -------     -------
                                                             $(1,839)    $(1,628)    $(1,765)
                                                             =======     =======     =======



12. UNUSUAL ITEMS:



     The Company received a refund of state and local business and occupation taxes in 1995. In the years paid, these taxes had been recorded as educational services expenses. This credit of $1,107,000 is recorded as an offset to educational services expenses in the accompanying consolidated statements of income.



     Charges of $2,989,000 were recorded in fiscal 1994. These amounts are included in educational services and general and administrative expenses in the accompanying consolidated statements of income and include write-off of equipment, program termination expenses, severance compensation expenses related to the settlement of a lease and various legal expenses.



13. SUBSEQUENT EVENTS:


     Subsequent to June 30, 1996, the following transactions have occurred or are anticipated to occur in connection with the proposed initial public stock offering by the Company:

(A) ACQUISITION OF NEW YORK RESTAURANT SCHOOL


     Effective August 1, 1996, the Company acquired certain net assets of NYRS (subject to obtaining certain regulatory approvals) for $9.5 million in cash. The Company acquired principally accounts receivable, property and equipment, certain contracts and student agreements, curriculum, trade names, goodwill and certain other assets. The acquisition will be accounted for as a purchase. The purchase price is being held in escrow pending recertification of NYRS by the U.S. Department of Education. In the event that such recertification is denied, the Company has the right to rescind the acquisition of NYRS.

               EDUCATION MANAGEMENT CORPORATION AND SUBSIDIARIES

(B) PREFERRED STOCK REDEMPTION


     On August 9, 1996, the Company redeemed 75,000 shares of Series A Preferred Stock from the ESOP at $101.43 per share, plus accrued and unpaid dividends. The redemption was funded through borrowings of $7.6 million under the Revolving Credit Agreement.


(C) CONVERSION OF PREFERRED STOCK AND EXERCISE OF STOCK WARRANTS


     Prior to the completion of the proposed initial public offering, subject to the satisfaction of certain conditions, the ESOP will convert the remaining Series A Preferred Stock into Class A Stock as described in Note 4. The conversion will result in 145,750 shares of Series A Preferred Stock being converted into 1,124,977 shares of Class A Stock.



     Prior to the completion of the proposed initial public offering, all outstanding warrants will be exercised for an aggregate of 2,978,040 shares of Class B Stock.


(D) AMENDMENT TO ARTICLES OF INCORPORATION


     On August 15, 1996, the Board of Directors authorized, subject to shareholder approval, the Amended and Restated Articles of Incorporation providing for, among other things, only two classes of capital stock consisting of the Common Stock, $.01 par value (the "Common Stock") and Preferred Stock and effecting the immediate conversion of all shares of the existing Class A Stock and Class B Stock into Common Stock at the rate of one share of Common Stock for each two shares of existing Class A Stock and Class B Stock. Accordingly, the number of shares in the accompanying consolidated financial statements and notes to consolidated financial statements have been retroactively restated.


(E) SHAREHOLDER RIGHTS PLAN


     Pursuant to a Preferred Share Purchase Rights Plan (the "Rights Plan") approved by the Company's Board of Directors, one Preferred Share Purchase Right (a "Right") will be associated with each outstanding share of Common Stock. Each Right will entitle its holder to buy one one-hundredth of a share of a new series of junior participating preferred stock at a price to be determined prior to the Offering. The Rights Plan is not subject to shareholder approval.



     The Rights will become exercisable following a public announcement of a person or group of persons acquiring or intending to make a tender offer for 17.5% or more of the Common Stock. If any person acquires 17.5% or more of the Common Stock, each Right will entitle the shareholders, except the acquiror, to receive that number of shares of Common Stock having a market value of two times the exercise price of the Right. In the event the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group of persons acquires 17.5% or more of the Common Stock, each Right will entitle its holder to purchase, at the exercise price, that number of shares of the acquiring company having a market value of two times the exercise price. The Rights will expire on the tenth anniversary of the effective date and are subject to redemption by the Company at $.01 per Right.

------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING SHAREHOLDER OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.
                               ------------------

                               TABLE OF CONTENTS


                                         PAGE
                                         ----
Prospectus Summary.....................      3
Risk Factors...........................      7
The Transactions.......................     15
Use of Proceeds........................     15
Dividend Policy........................     16
Capitalization.........................     17
Dilution...............................     18
Pro Forma Consolidated Financial
  Data.................................     19
Selected Consolidated Financial and
  Other Data...........................     23
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................     25
Business...............................     34
Management and Directors...............     55
Certain Transactions...................     62
Principal and Selling Shareholders.....     63
Description of Capital Stock...........     64
Shares Eligible for Future Sale........     67
Underwriting...........................     68
Notice to Canadian Residents...........     70
Legal Matters..........................     70
Experts................................     71
Additional Information.................     71
Index to Consolidated Financial
  Statements...........................    F-1


                               ------------------


  UNTIL           , 1996 (25 DAYS AFTER THE COMMENCEMENT OF THE OFFERING), ALL
DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

------------------------------------------------------
                          ----------------------------


                              Education Management

                                  Corporation


                                4,530,000 Shares

                                  Common Stock
                                ($.01 par value)

                              P R O S P E C T U S

                                CS First Boston
                               Smith Barney Inc.
                            The Chicago Corporation

                          ----------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.


     The following table sets forth the actual fees payable to the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and the NASDAQ Stock Market Inc. and the estimated fees and expenses expected to be incurred in connection with the issuance and distribution of the shares of Common Stock, $.01 par value, of the registrant being registered (other than underwriting discounts and commissions).



          Securities and Exchange Commission Registration Fee..........   $   29,741
          National Association of Securities Dealers, Inc. Filing
            Fee........................................................        9,125
          The NASDAQ Stock Market-National Market Listing Fee..........       50,000
          Printing and Engraving Expenses..............................      275,000
          Accounting Fees and Expenses.................................      150,000
          Legal Fees and Expenses......................................      850,000
          Blue Sky Qualification Fees and Expenses.....................       25,000
          Transfer Agent Fees and Expenses.............................        3,000
          Miscellaneous................................................      158,134
                                                                          ----------
               Total...................................................   $1,550,000
                                                                          ==========


---------------

     * To be provided by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.


     The current Articles of Incorporation and the current By-laws of the registrant provide that the registrant may indemnify directors and officers to the fullest extent permitted by law. As described below under the Pennsylvania Business Corporation Law of 1988, as amended (the "BCL"), the registrant is obligated to indemnify a director or officer and to reimburse (but not advance) expenses with respect to any threatened, pending or completed action or proceeding only if such director or officer ultimately prevails in that action. Therefore, the registrant has entered into indemnification agreements with each of its directors and officers in which the registrant agrees to indemnify such directors and officers to the fullest extent permitted by law and to advance the expenses of any suit or other action to such directors and officers upon their demand; subject to repayment if such directors or officers are found by a court of competent jurisdiction not to have been entitled to indemnification by the registrant.


     BCL Sections 1741 and 1742 provide that a business corporation shall have the power to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that such person is or was a representative (as defined below) of that corporation, or is or was serving at the request of that corporation as a representative of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action or proceeding, if such person acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of that corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. In the case of an action by or in the right of a business corporation, such indemnification is limited to expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable to that corporation unless and only to the extent that a court determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for the expenses that the court deems proper. A representative means a person occupying the position or discharging the functions of a director, officer, employee or agent of any enterprise, regardless of the name or title by which that person may be designated.

     BCL Section 1744 provides that, unless ordered by a court, any indemnification referred to above shall be made by a business corporation only as authorized in the specific case upon a determination that indemnification is proper in the circumstances because the indemnitee has met the applicable standard of conduct. Such determination shall be made:

          (1) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to the action or proceeding; or

          (2) if such a quorum is not obtainable, or if obtainable and a majority vote of a quorum of disinterested directors so directs, by independent legal counsel in a written opinion; or

          (3) by the shareholders.

     Notwithstanding the above, BCL Section 1743 provides that to the extent that a representative of a business corporation is successful on the merits or otherwise in defense of any action or proceeding referred to above, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

     BCL Section 1745 provides that expenses (including attorneys' fees) incurred in defending any action or proceeding may be paid by a business corporation in advance of the final disposition of that action or proceeding upon receipt of an undertaking by or on behalf of a representative to repay the amount advanced if it is ultimately determined that the indemnitee is not entitled to be indemnified by that corporation.

     BCL Section 1746 provides that the indemnification and advancement of expenses provided by, or granted pursuant to, the foregoing provisions is not exclusive of any other rights to which a person seeking indemnification or advancement of expenses may be entitled under any By-Law, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding that office, and that indemnification may be granted under any By-Law, agreement, vote of shareholders or directors or otherwise for any action taken and may be made whether or not that corporation would have the power to indemnify the person under any other provision of law and whether or not the indemnified liability arises or arose from any threatened, pending or completed action by or in the right of that corporation; provided, however, that no indemnification may be made in any case where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness.

     BCL Section 1747 permits a Pennsylvania business corporation to purchase and maintain insurance on behalf of any person who is or was a representative of that corporation, or is or was serving at the request of that corporation as a representative of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by him in any such capacity, or arising out of his status as such, whether or not that corporation would have the power to indemnify that person against such liability under the provisions described above.

     The Restated By-laws of the registrant (the "New By-laws") require, as described below, that the registrant indemnify directors and officers to the maximum extent permitted by law and also provide for the mandatory advancement of expenses to directors in most circumstances.

     Section 7.1 of Article VII of the New By-laws provides that the registrant shall indemnify, to the fullest extent now or hereafter permitted by law, each director or officer (including each former director or officer) of the registrant who was or is made a party to or a witness in or is threatened to be made a party to or a witness in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether external or internal to the registrant, by reason of the fact that he is or was an authorized representative of the registrant, against all expenses (including attorneys' fees, disbursements and other charges), judgments, fines (including excise taxes and penalties) and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding.

     Section 7.2 of Article VII of the New By-laws further provides that the registrant shall pay expenses (including attorneys' fees, disbursements and other charges) actually and reasonably incurred by a director or officer of the registrant referred to in Section 7.1 of such Article in defending or appearing as a witness in any civil or criminal action, suit or proceeding described in
Section 7.1 of such Article in advance of the final disposition of such action, suit or proceeding. The expenses incurred by such director or officer shall be paid by the registrant in advance of the final disposition of such action, suit or proceeding only upon receipt of an undertaking by or on behalf of such director or officer to repay all amounts advanced if it shall ultimately be determined that he is not entitled to be indemnified by the registrant, and an irrevocable assignment to the registrant of all payments to which such director or officer may be or become entitled, under any policy of insurance or otherwise, in reimbursement of any such expenses paid by the registrant.

     The New By-Laws provide that the rights of indemnification and advancement of expenses provided for therein shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may otherwise be entitled.

     Section 7.9 of Article VII of the New By-Laws provides that the registrant may purchase and maintain insurance on behalf of each director and officer against any liability asserted against or incurred by such officer or director in any capacity, or arising out of such director's or officer's status as such, whether or not the registrant would have the power to indemnify such person against such liability under the provisions of such Article VII.

     The registrant maintains directors' and officers' liability insurance covering its directors and officers with respect to liabilities, including liabilities under the Securities Act of 1933, as amended, which they may incur in connection with their serving as such. Such insurance provides coverage for the directors and officers against certain liabilities even though such liabilities may not be covered by the indemnification provisions of the New By-Laws.

     As permitted by BCL Section 1713, the New By-Laws provide that no director shall be personally liable for monetary damages for any action taken, or failure to take any action, except to the extent that such elimination or limitation of liability is expressly prohibited by the Act of November 28, 1986 (P.L. No. 145) as in effect at the time of the alleged action or failure to take action by the director. The BCL states that this exculpation from liability does not apply where the director has breached or failed to perform the duties of his office and the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness, and does not apply to the responsibility or liability of a director pursuant to any criminal statute or the liability of a director for payment of taxes pursuant to Federal, state or local law. It may also not apply to liabilities imposed upon directors by the Federal securities laws.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.


     Within the past three years, the Company sold shares of its capital stock in the following transactions, each of which was intended to be exempt from the registration requirements of the Securities Act of 1933, as amended, by virtue of Section 4(2) thereof.



                                                                                            AGGREGATE
                                                                                          CONSIDERATION
                                                                          AMOUNT OF       PAID IN EACH
PURCHASER                   DATE OF SALE              TITLE            SECURITIES SOLD     TRANSACTION
---------                   ------------              -----            ---------------     -----------
N.G. Temnick...........    August 9, 1996      Class B Common Stock       1,500 Shares     $  5,250.00(a)
N.L. Gruber............     July 31, 1996      Class B Common Stock      11,550 Shares     $ 37,337.00(b)
L.S. Pritchard, III....   October 13, 1995     Class B Common Stock       7,500 Shares     $ 54,000.00
R.M. Barber............     July 31, 1995      Class B Common Stock       3,000 Shares     $ 21,600.00
R.S. Peterson..........     July 31, 1995      Class B Common Stock       3,000 Shares     $ 21,600.00
P.T. DeCoursey.........     July 17, 1995      Class B Common Stock      24,704 Shares     $177,872.40
R.T. McDowell..........     July 17, 1995      Class B Common Stock       5,000 Shares     $ 36,000.00
J.R. Knepper...........   January 21, 1994     Class B Common Stock       4,050 Shares     $ 11,087.00(c)


------------------


(a) Representing the exercise of stock options at an exercise price of $3.50 per share.



(b) Representing the exercise of stock options at exercise prices ranging from $2.54 to $3.50 per share.



(c) Representing the exercise of stock options at exercise prices ranging from $2.54 to $3.18 per share.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) The following exhibits are filed as part of this registration statement:


 1.01        Form of Underwriting Agreement***
 3.01(a)     Current Restated Articles of Incorporation of Education Management
             Corporation**
 3.01(b)     Amended and Restated Articles of Incorporation (effective upon consummation of Offering)*
 3.02(a)     Current Restated By-laws of Education Management Corporation**
 3.02(b)     Restated By-laws (effective upon consummation of Offering)*
 4.01        Specimen Common Stock Certificate***
 4.02        Stockholders Agreement, dated October 26, 1989, among Merrill Lynch
             Interfunding Inc., EMC Holdings, Inc., EMC Holdings, Inc. Employee
             Stock Ownership Trust, the Stockholders listed on the Schedules of
             Stockholders listed on Schedule I of this Agreement, various partnerships and corporations listed on Schedule 2 of this
             Agreement and certain institutions listed on Schedule 3 attached to this Agreement**
 4.03        Amendment No. 1 to Stockholders Agreement, dated April 30, 1991, among Education Management Corporation Employee Stock Ownership
             Plan, Merrill Lynch Interfunding Inc., EMC Holdings, Inc.,
             Education Management Corporation, certain stockholders, option holders and warrant holders*
 4.04        Form of Rights Agreement, dated August   , 1996, between Education
             Management Corporation and [Trust Company]*
 4.05        Form of Common Stock Registration Rights Agreement, dated August
               , 1996, among Education Management Corporation and Marine Midland
             Bank, Northwestern Mutual Life Insurance Company, National Union
             Fire Insurance Company of Pittsburgh, PA, Merrill Lynch Employees
             LBO Partnership No. I, L.P., Merrill Lynch IBK Positions, Inc.,
             Merrill KECALP L.P. 1986, Merrill Lynch Offshore LBO Partnership
             No. IV, Merrill Lynch Capital Corporation, Merrill Lynch Capital
             Appreciation Partnership IV, L.P., Merrill Lynch Employees LBO
             Partnership No. I, L.P., Robert B. Knutson and certain other individuals*
 4.07        Exchange and Repurchase Agreement, dated October 21, 1989, between
             Education Management Corporation and Robert B. Knutson**
 4.08        Form of Exchange and Repurchase Agreement, dated October 21, 1989, between EMC Holdings, Inc. and certain management stockholders**
 4.09        Form of Amendment No. 1 to Exchange and Repurchase Agreement, dated
             January 19, 1995, between Education Management Corporation and certain management stockholders**
 4.10        Amendment No. 2 to Exchange and Repurchase Agreement, dated January
             1, 1996, between Education Management Corporation and certain management stockholders**
 4.11        Form of Common Stock Subscription and Repurchase Agreement, dated various dates, between Education Management Corporation and various stock purchasers**
 4.12        Form of Amendment No. 1 to Common Stock Subscription and Repurchase
             Agreement, dated January 1, 1996, between Education Management
             Corporation and certain management stockholders**
 4.13        Form of Common Stock Subscription and Repurchase Agreement, dated various dates, between Education Management Corporation and certain management stockholders**

 4.14        Amendment No. 1 to Common Stock Subscription and Repurchase
             Agreement, dated January 19, 1995, between Education Management
             Corporation and certain management stockholders**
 4.15        Amendment No. 2 to Common Stock Subscription and Repurchase
             Agreement, dated January 1, 1996, between Education Management
             Corporation and certain management stockholders**
 4.16        Amended and Restated Credit Agreement, dated March 16, 1995, among
             Education Management Corporation, certain banks and PNC Bank,
             National Association**
 4.17        First Amendment to Amended and Restated Credit Agreement, dated
             October 13, 1995, among Education Management Corporation, certain banks and PNC Bank, National Association*
 4.18        Second Amendment to Amended and Restated Credit Agreement, dated
             July 31, 1996, among Education Management Corporation, certain banks and PNC Bank, National Association**
 4.19 Note and Warrant Purchase Agreement, dated October 25, 1989, between EMC Holdings, Inc. and certain warrant purchasers*
 4.20        Amendment No. 1 to Loan Documents, Assumption Agreement and Partial
             Release, dated April 30, 1991, between EMC Holdings, Inc., the
             Company and certain warrant purchasers**
 4.21        Amendment No. 2 to the Note and Warrant Purchase Agreement, dated
             March 16, 1995, between EMC Holdings, Inc. and certain warrant purchasers*
 4.22        Nonqualified Stock Option Agreement, dated May 2, 1996, between
             Education Management Corporation and William M. Webster, IV*
 4.23        Letter Agreement, dated August 9, 1996, between Education
             Management Corporation Employee Stock Ownership Trust and Education
             Management Corporation**
 4.24        Letter Agreement, dated September 23, 1996, between Marine Midland
             Bank, trustee for the Education Management Corporation Employee
             Stock Ownership Trust and Education Management Corporation**
 5.01 Opinion of Kirkpatrick & Lockhart LLP as to the validity of the securities being registered***
10.01        Education Management Corporation Employee Stock Ownership Plan*
10.02        First Amendment to Education Management Corporation Employee Stock
             Ownership Plan**
10.03        Second Amendment to Amended and Restated Education Management
             Corporation Employee Stock Ownership Plan*
10.04        Third Amendment to Amended and Restated Education Management
             Corporation Employee Stock Ownership Plan**
10.05        Education Management Corporation Management Incentive Stock Option
             Plan, effective November 11, 1993*
10.06 EMC Holdings, Inc. Management Incentive Stock Option Plan, effective July 1, 1990**
10.07 Form of Management Incentive Stock Option Agreement, dated various dates, between EMC Holdings, Inc. and various management employees**
10.08 Form of Amendment to Management Incentive Stock Option Agreement, dated January 19, 1995, among Education Management Corporation and various management employees**
10.09        Education Management Corporation Retirement Plan**
10.11        Education Management Corporation Deferred Compensation Plan*
10.12        1996 Employee Stock Purchase Plan**

10.13        Education Management Corporation 1996 Stock Incentive Plan**
10.14        Asset Purchase Agreement, dated August 1, 1996, among New York
             Restaurant School, Chicago Restaurant School, Inc., Center for
             Hospitality Education, Inc. and NYRS Acquisition Corp.*
10.15        Second Amended and Restated Employment Agreement of Robert B.
             Knutson, dated August 15, 1996, between Robert B. Knutson and
             Education Management Corporation*
10.16 Employment Agreement, dated June 1, 1996, between Albert Greenstone and Education Management Corporation*
10.17        Form of EMC-Art Institutes International, Inc. Director's and/or
             Officer's Indemnification Agreement*
10.18        Agreement and Lease, dated September 1, 1978, between Stabile &
             Associates and Education Management Corporation.**
10.19        Amendment to Agreement and Lease, dated March 1, 1980, between
             Stabile & Associates and Education Management Corporation.**
10.20        Renewal Option Letter Agreement dated November 21, 1984, between
             Stabile & Associates and Education Management Corporation.**
11.01        Statement re: Calculation of Earnings Per Share*
21.01        List of subsidiaries of Education Management Corporation**
23.01        Consent of Arthur Andersen LLP**
23.02        Consent of Dow, Lohnes & Albertson, PLLC.**
24.01        Power of Attorney*
27.01        Financial Data Schedule**


------------------


  * Previously filed.
 ** Filed herewith.
*** To be filed by amendment.


     (b) Financial Statement Schedules:

        Schedule II - Valuation and Qualifying Accounts

ITEM 17. UNDERTAKINGS.

     The undersigned registrant hereby undertakes that insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, Commonwealth of Pennsylvania, on October 1, 1996


                                           EDUCATION MANAGEMENT CORPORATION


                                      By: /s/ William M. Webster, IV
                                          ----------------------------
                                           William M. Webster, IV
                                           Executive Vice President


     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


             SIGNATURE                              CAPACITY                        DATE
             ---------                              --------                        ----

                 *                     Chairman and                         October 1, 1996
-----------------------------------    Chief Executive Officer
         Robert B. Knutson

                 *                     Senior Vice President and            October 1, 1996
-----------------------------------    Chief Financial and
        Robert T. McDowell             Accounting Officer

                 *                     Vice Chairman and Director           October 1, 1996
-----------------------------------
         Miryam L. Drucker

                 *                     Director                             October 1, 1996
-----------------------------------
        James J. Burke, Jr.

                 *                     Director                             October 1, 1996
-----------------------------------
     J. Thomas Christofferson

                 *                     Director                             October 1, 1996
-----------------------------------
         Albert Greenstone

                 *                     Director                             October 1, 1996
-----------------------------------
          Harvey Sanford

  By: /s/ William M. Webster, IV
      -----------------------------
      William M. Webster, IV
 Attorney-in-fact, pursuant to the
      power of attorney previously
       filed as part of this
      registration statement.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Education Management Corporation and Subsidiaries:

     We have audited, in accordance with generally accepted auditing standards, the consolidated financial statements of Education Management Corporation (a Pennsylvania corporation) and Subsidiaries, included in this registration statement and have issued our report thereon dated August 16, 1996. Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. Schedule II, which is the responsibility of the Company's management, is presented for the purpose of complying with the Securities and Exchange Commission's rules and is not part of the basic consolidated financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, fairly states in all material aspects the financial data required to be set forth in relation to the basic consolidated financial statements taken as a whole.

                                                             ARTHUR ANDERSEN LLP

Pittsburgh, Pennsylvania

August 16, 1996

                                                                     SCHEDULE II

               EDUCATION MANAGEMENT CORPORATION AND SUBSIDIARIES
                       VALUATION AND QUALIFYING ACCOUNTS

                             (DOLLARS IN THOUSANDS)

                                                   BALANCE AT     ADDITIONS                      BALANCE
                                                   BEGINNING      CHARGED TO                    AT END OF
                                                   OF PERIOD       EXPENSES      DEDUCTIONS      PERIOD
                                                   ----------     ----------     ----------     ---------
ALLOWANCE ACCOUNTS FOR:
Year ended June 30, 1994
  Uncollectible accounts receivable.............     $1,055         $3,491         $2,995        $ 1,551
  Estimated future loan losses..................        330            135              -            465
Year ended June 30, 1995
  Uncollectible accounts receivable.............      1,551          3,706          3,728          1,529
  Estimated future loan losses..................        465             94              -            559
Year ended June 30, 1996
  Uncollectible accounts receivable.............      1,529          2,995          1,586          2,938
  Estimated future loan losses..................        559             16              -            575

                               INDEX TO EXHIBITS


EXHIBIT                                                                             SEQUENTIAL
 NUMBER                                    EXHIBIT                                  NUMBER PAGE
 ------                                    -------                                  -----------
 1.01        Form of Underwriting Agreement***
 3.01(a)     Current Restated Articles of Incorporation of Education Management
             Corporation**
 3.01(b)     Amended and Restated Articles of Incorporation (effective upon consummation of Offering)*
 3.02(a)     Current Restated By-laws of Education Management Corporation**
 3.02(b)     Restated By-laws (effective upon consummation of Offering)*
 4.01        Specimen Common Stock Certificate***
 4.02        Stockholders Agreement, dated October 26, 1989, among Merrill Lynch
             Interfunding Inc., EMC Holdings, Inc., EMC Holdings, Inc. Employee
             Stock Ownership Trust, the Stockholders listed on the Schedules of
             Stockholders listed on Schedule I of this Agreement, various partnerships and corporations listed on Schedule 2 of this
             Agreement and certain institutions listed on Schedule 3 attached to this Agreement**
 4.03        Amendment No. 1 to Stockholders Agreement, dated April 30, 1991, among Education Management Corporation Employee Stock Ownership
             Plan, Merrill Lynch Interfunding Inc., EMC Holdings, Inc.,
             Education Management Corporation, certain stockholders, option holders and warrant holders*
 4.04        Form of Rights Agreement, dated August   , 1996, between Education
             Management Corporation and [Trust Company]*
 4.05        Form of Common Stock Registration Rights Agreement, dated August
               , 1996, among Education Management Corporation and Marine Midland
             Bank, Northwestern Mutual Life Insurance Company, National Union
             Fire Insurance Company of Pittsburgh, PA, Merrill Lynch Employees
             LBO Partnership No. I, L.P., Merrill Lynch IBK Positions, Inc.,
             Merrill KECALP L.P. 1986, Merrill Lynch Offshore LBO Partnership
             No. IV, Merrill Lynch Capital Corporation, Merrill Lynch Capital
             Appreciation Partnership IV, L.P., Merrill Lynch Employees LBO
             Partnership No. I, L.P., Robert B. Knutson and certain other individuals*
 4.07        Exchange and Repurchase Agreement, dated October 21, 1989, between
             Education Management Corporation and Robert B. Knutson**
 4.08        Form of Exchange and Repurchase Agreement, dated October 21, 1989, between EMC Holdings, Inc. and certain management stockholders**
 4.09        Form of Amendment No. 1 to Exchange and Repurchase Agreement, dated
             January 19, 1995, between Education Management Corporation and certain management stockholders**
 4.10        Amendment No. 2 to Exchange and Repurchase Agreement, dated January
             1, 1996, between Education Management Corporation and certain management stockholders**
 4.11        Form of Common Stock Subscription and Repurchase Agreement, dated various dates, between Education Management Corporation and various stock purchasers**
 4.12        Form of Amendment No. 1 to Common Stock Subscription and Repurchase
             Agreement, dated January 1, 1996, between Education Management
             Corporation and certain management stockholders**

EXHIBIT                                                                             SEQUENTIAL
 NUMBER                                    EXHIBIT                                  NUMBER PAGE
--------                                   -------                                 -------------
 4.13        Form of Common Stock Subscription and Repurchase Agreement, dated various dates, between Education Management Corporation and certain management stockholders**
 4.14        Amendment No. 1 to Common Stock Subscription and Repurchase
             Agreement, dated January 19, 1995, between Education Management
             Corporation and certain management stockholders**
 4.15        Amendment No. 2 to Common Stock Subscription and Repurchase
             Agreement, dated January 1, 1996, between Education Management
             Corporation and certain management stockholders**
 4.16        Amended and Restated Credit Agreement, dated March 16, 1995, among
             Education Management Corporation, certain banks and PNC Bank,
             National Association**
 4.17        First Amendment to Amended and Restated Credit Agreement, dated
             October 13, 1995, among Education Management Corporation, certain banks and PNC Bank, National Association*
 4.18        Second Amendment to Amended and Restated Credit Agreement, dated
             July 31, 1996, among Education Management Corporation, certain banks and PNC Bank, National Association**
 4.19        Note and Warrant Purchase Agreement, dated October 25, 1989, between EMC Holdings, Inc. and certain warrant purchasers*
 4.20        Amendment No. 1 to Loan Documents, Assumption Agreement, and
             Partial Release, dated April 30, 1991, between EMC Holdings, Inc., the Company and certain warrant purchasers**
 4.21        Amendment No. 2 to the Note and Warrant Purchase Agreement, dated
             March 16, 1995, between EMC Holdings, Inc. and certain warrant purchasers*
 4.22        Nonqualified Stock Option Agreement, dated May 2, 1996, between
             Education Management Corporation and William M. Webster, IV*
 4.23        Letter Agreement, dated August 9, 1996, between Education
             Management Corporation Employee Stock Ownership Trust and Education
             Management Corporation**
 4.24        Letter Agreement, dated September 23, 1996, between Marine Midland
             Bank, trustee for the Education Management Corporation Employee
             Stock Ownership Trust and Education Management Corporation**
 5.01        Opinion of Kirkpatrick & Lockhart LLP as to the validity of the securities being registered***
10.01        Education Management Corporation Employee Stock Ownership Plan*
10.02        First Amendment to Education Management Corporation Employee Stock
             Ownership Plan**
10.03        Second Amendment to Amended and Restated Education Management
             Corporation Employee Stock Ownership Plan*
10.04        Third Amendment to Amended and Restated Education Management
             Corporation Employee Stock Ownership Plan**
10.05        Education Management Corporation Management Incentive Stock Option
             Plan, effective November 11, 1993*
10.06        EMC Holdings, Inc. Management Incentive Stock Option Plan,
             effective July 1, 1990**

EXHIBIT                                                                             SEQUENTIAL
 NUMBER                                    EXHIBIT                                  NUMBER PAGE
--------                                   -------                                 -------------
10.07        Form of Management Incentive Stock Option Agreement, dated various dates, between EMC Holdings, Inc. and various management
             employees**
10.08        Form of Amendment to Management Incentive Stock Option Agreement,
             dated January 19, 1995, among Education Management Corporation and various management employees**
10.09        Education Management Corporation Retirement Plan**
10.11        Education Management Corporation Deferred Compensation Plan*
10.12        1996 Employee Stock Purchase Plan**
10.13        Education Management Corporation 1996 Stock Incentive Plan**
10.14        Asset Purchase Agreement, dated August 1, 1996, among New York
             Restaurant School, Chicago Restaurant School, Inc., Center for
             Hospitality Education, Inc. and NYRS Acquisition Corp.*
10.15        Second Amended and Restated Employment Agreement of Robert B.
             Knutson, dated August 15, 1996, between Robert B. Knutson and
             Education Management Corporation*
10.16        Employment Agreement, dated June 1, 1996, between Albert Greenstone and Education Management Corporation*
10.17        Form of EMC-Art Institutes International, Inc. Director's and/or
             Officer's Indemnification Agreement*
10.18        Agreement and Lease, dated September 1, 1978, between Stabile &
             Associates and Education Management Corporation.**
10.19        Amendment to Agreement and Lease, dated March 1, 1980, between
             Stabile & Associates and Education Management Corporation.**
10.20        Renewal Option Letter Agreement dated November 21, 1984, between
             Stabile & Associates and Education Management Corporation.**
11.01        Statement re: Calculation of Earnings Per Share*
21.01        List of subsidiaries of Education Management Corporation**
23.01        Consent of Arthur Andersen LLP**
23.02        Consent of Dow, Lohnes & Albertson, PLLC**
24.01        Power of Attorney*
27.01        Financial Data Schedule**


------------------


  * Previously filed.


 ** Filed herewith.


*** To be filed by amendment.